UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Economic and Financial Analysis Report 3Q 263 Table of Contents Managerial Analysis of Results 5 Press Release | Highlights 3Q26 6 Recurring Net Income Statement 7 Net Interest Income 8 Funding Sources 9 Loan Portfolio 10 Expenses with Expanded Loan Loss Provisions 12 Loan Portfolio Indicators 13 Fee and Commission Income 15 Operating Expenses 17 Bradesco Seguros 18 Basel 23 Guidance, Indicators & Economic Perspectives 24 Additional Information 25 Corporate Strategy | Customer-Centric 26 NPS 27 Our People 28 Sustainability 29 Digital In Figures | b.ia 30 Bradesco Principal 31 Bradesco Expresso 32 International Operations | My Account 33 Bradesco Bank 34 Agora Investimentos 35 Digio 36 Service Points, Clients and Market Share 37 Return To Shareholders 38 Additional Information 39 Selected Information 41 Loan Porfotlio 42 Consolidated Balance Sheet ¡V Bradesco 43 Consolidated Balance Sheet ¡V Insurance 44 Statement Of Income ¡V Managerial vs. Recurring | Brgaap vs. IFRS Comparative 45 Independent Auditor¡¦s Report 47 Consolidated Financial Statements 51 4 Some numbers included in this Report have been subjected to rounding adjustments. As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers. Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented. Managerial Analysis of Results Bradesco | Economic and Financial Analysis Report 6 Highlights 3Q26 Press Release ¡E Recurring net income increases by 14.6% y/y ¡E Tight control over expenses and total revenues growing by 8.4% led to a continued improvement in the cost to income ratio ¡E The loan portfolio continues to grow with moderate risk appetite, concentrated on secured loans and lines high risk adjusted return ¡E Non-performing loans showed a slight increase, particularly in lines secured by the Federal Government and John Deere Bank¡¦s ¡E Insurance maintaining ROAE at 22% and claims ratio under control ¡E Transformation continues at an accelerated pace ¡E R$10 billion capital increase completed Consolidated Recurring Net Income R$7.1 bn ¡µ 0.8% q/q ¡µ 14.6% y/y Total Revenue R$38.0 bn ¡µ 1.1% q/q ¡µ 8.4% y/y Bradesco strengthened its balance sheet, made positive progress in its operating performance and increased its net income in 3Q26. In a more challenging economic environment, we made additional fine-tuning adjustments to our credit models, pricing and reduced our exposure to more volatile client clusters. At the same time, our diversified revenue base, including treasury, investment banking, brokerage and custody services, consortia, and insurance operations, combined with rigorous expenses management while maintaining investments in our transformation journey, supported our performance. As a result, we have improved further our cost to income ratio. Looking ahead, we remain cautious and maintain a moderate risk appetite, with a firm commitment to continuing implementing our transformation plan at an accelerated pace. The macroeconomic environment continues to deteriorate, as noted in recent reports released by the Central Bank of Brazil. Interest rates remain high, and the economy is slowing down. The debt service-to-income ratio of individuals is high, and financial conditions are tight for both companies and individuals. Against this challenging macroeconomic backdrop, a slowdown in credit-related revenues is to be expected, with our commercial teams more focused on a cautious credit mix and on expanding non-credit revenue streams. This was the case in 3Q26. Two positive standouts in quarterly growth were fee income and market NII, with strong performance from the structured products trading desks serving clients and ALM management. Regarding the loan portfolio mix, the share of real estate, auto financing, sureties and guarantees, and securities expanded. As a result, there was a further increase in the share of secured loans in our portfolio. Delinquency indicators hinted at a slight increase in 3Q26. Consistent with the trend seen in recent quarters, delinquencies of more than 90 days increased in the MSME segment, particularly in working capital loans backed by Federal Government guarantees. Delinquencies in this product account for almost half of the increase in total delinquencies. In addition, there were seasonal delays in John Deere Bank's operations, which placed pressure on the over90 NPL for individuals. Overall, the macro environment continues to put pressure on delinquency ratios, which encourages us to make further fine-tuning adjustments to models, prices and reduce our exposure to more volatile client clusters. The cost of risk increased slightly in the quarter, as a result of the reassessment of the risk of older vintages. Coverage of Stage 3 movements stood slightly below 100%. Excluding working capital lines backed by the FGI and FGO funds, coverage would have been above 100% in 3Q26 and in every quarter of the year. The net interest income rose during the quarter. Of particular note was market NII ¡V once again reflecting strong risk management and treasury's capacity to drive recurring value ¡V primarily from the client marketrisk desk. The client NII also grew, reflecting the expansion of the loan portfolio. Fee and commission income accelerated in 3Q26, with a particular emphasis on card fees, asset management, consortia and capital markets & financial advisory services. Income from insurance sustained ROAE at a healthy 22%. Operating expenses remained controlled, and the claims ratio evolved in line with seasonal patterns for the period. Premiums grew on a quarterly and annual basis. Despite the significant investments we are making in our transformation plan, we have been able to keep tight control over spending. Key cost lines, such as personnel and administrative expenses, increased at a rate below inflation for the period. Our efficiency ratio (cost-to-income ratio) continues to trend downward. We stand firm in our commitment to further enhancing the Organization¡¦s efficiency. We allocated R$4.1 billion in interest on capital to shareholders in 3Q26. We successfully completed our R$10 billion capital increase and have already obtained regulatory approval from the Central Bank of Brazil for the transaction. As a result, our capital ratios have risen and are well above regulatory and management levels. Our transformation plan is moving forward at an accelerated pace. We have made significant progress in the new client segments and all client channels. Regarding MSMEs, we continue to raise deposits and change the way we serve the segment, including greater use of the new App. Our high-net-worth segment, Principal, expanded to 93 offices and crossed the 500 thousand client mark as of September. We have more than 45 million fully digital clients, gained further efficiency in digital sales, and continued to adjust our footprint. On the technology front, we continued to scale our agile operating model by expanding the number of tribes, launched new digital journeys, and increased efficiency through broader adoption of AI. We have increased the amount of tech talents and the number of agentic squads, expanding our capacity for transformation. We remain committed to financing sustainable businesses and supporting our clients in the transition to a greener and more inclusive economy. As of September 2026, we had reached 95.6% of our target of directing R$450 billion to this purpose by the end of 2026. We completed the allocation of R$3.6 billion to sustainable projects under the first Eco Invest Brasil auction. This amount comprises R$500 million in catalytic capital and R$3.1 billion in private resources mobilized for initiatives in energy transition, circular economy, bioeconomy, sanitation and infrastructure. The following information provides detailed insights on our performance in 3Q26, including the results, balance sheet and key performance indicators. Total Net Interest Income ¡µ 2.4% q/q ¡µ 14.2% y/y Fee and Commission Income ¡µ 4.2% q/q ¡µ 3.1% y/y Insurance, Pension Plans and Capitalization Bonds ƒá 8.6% q/q ƒá 2.0% y/y Personnel + Administrative Expenses R$13.1 bn ¡µ 0.2% q/q ¡µ 1.8% y/y Operating Efficiency Ratio 45.4% ƒá 1.1 p.p. q/q ƒá 4.7 p.p. y/y Expanded Loan Portfolio R$1,150 bn ¡µ 1.1% q/q ¡µ 11.1% y/y Individuals ¡µ 1.1% q/q ¡µ 7.4% y/y Companies ¡µ 1.2% q/q ¡µ 14.1% y/y Over 90 days ratio 4.6% ¡µ 0.3 p.p. q/q ¡µ 0.5 p.p. y/y Insurance Group Recurring Net Income R$2.9 bn ƒá 1.9% q/q ¡µ 14.1% y/y ROAE 22.0% ROAE 16.1%* (*) Excludes the capital increase. 7 Recurring Net Income Statement (1) It covers the following effects: (i) payment of the IR/CS (Income Tax/Social Contribution) debt of the years 2014 and 2015 with the benefits brought by Law No. 14,689/2023, (ii) effects of joining the Comprehensive Transaction Program (PTI) and (iii) other tax provisions. Recurring Net Income Movement in the Quarter | R$ Million (1) Tax Expenses, Results derived from investments in controlled companies, Non-Operating Income, Income Tax/Social Contribution and Minority Shares. ROAE Quarterly and Year-to-Date Operating Efficiency Ratio / Risk ¡V Adjusted ER R$ Million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 vs. 2Q26 3Q26 vs. 3Q25 9M26 vs. 9M25 \\ Net Interest Income 21,372 20,872 18,710 62,296 53,987 2.4 14.2 15.4 Client NII 20,497 20,199 18,611 60,194 53,138 1.5 10.1 13.3 Market NII 875 673 99 2,102 849 30.0 - - \\ Expenses with Expanded Loan Loss Provisions (10,642) (9,985) (8,560) (30,294) (24,344) 6.6 24.3 24.4 \\ NII Net of Provisions 10,730 10,887 10,150 32,002 29,643 (1.4) 5.7 8.0 \\ Client NII Net of Provisions 9,855 10,214 10,051 29,900 28,794 (3.5) (2.0) 3.8 Income from Insurance, Pension Plans and Capitalization Bonds 5,590 6,119 5,706 18,092 16,659 (8.6) (2.0) 8.6 Fee and Commission Income 10,924 10,486 10,592 31,782 30,668 4.2 3.1 3.6 Operating Expenses (16,316) (16,436) (16,488) (48,930) (47,392) (0.7) (1.0) 3.2 Personnel Expenses (7,284) (7,219) (7,126) (21,522) (20,683) 0.9 2.2 4.1 Other Administrative Expenses (5,855) (5,896) (5,778) (17,343) (16,682) (0.7) 1.3 4.0 Other Income / (Operating Expenses) (3,177) (3,321) (3,584) (10,064) (10,027) (4.3) (11.4) 0.4 Tax Expenses (2,134) (2,293) (2,164) (6,795) (6,618) (6.9) (1.4) 2.7 Results derived from investments in controlled companies 153 166 83 392 265 (7.8) 84.3 47.9 \\ Operating Income 8,947 8,929 7,879 26,545 23,225 0.2 13.6 14.3 Non-Operating Income 22 13 (16) 39 58 69.2 - (32.8) Income Tax / Social Contribution (1,734) (1,734) (1,574) (5,229) (4,834) - 10.2 8.2 Non-controlling interests in subsidiaries (126) (158) (84) (385) (313) (20.3) 50.0 23.0 \\ Recurring Net Income 7,109 7,050 6,205 20,970 18,136 0.8 14.6 15.6 Non-Recurring Events - - - (1,781) (62) - - - PTI Adherence / Tax Provisions (1) - - - (1,781) 433 - - - Labor Contingency - - - - (495) - - - Book Net Income 7,109 7,050 6,205 19,189 18,074 0.8 14.6 6.2 Variation % 7,050 298 202 7,109 (728) 71 (529) 438 120 187 Net Income 2Q26 Client NII Market NII Mass-Market Wholesale Income from Insurance Fee and Commission Income Operating Expenses (Personnel + Administrative + Others) Others Net Income 3Q26 Net Interest Income ¡¶ 500 ¡¶ (657) Expanded LLP 15.6 16.2 15.8 15.2 14.7 16.0 15.8 15.8 14.6 14.8 16.1 16.0 3Q25 4Q 1Q26 2Q 3Q Quarterly Year-to-Date Quarterly Excluding the Capital Increase Year-to-Date Excluding the Capital Increase % (1) 50.1 50.1 46.9 46.5 45.4 48.4 47.2 50.7 50.0 49.2 3Q25 4Q 1Q26 2Q 3Q 75.2 75.7 75.5 75.7 76.0 % Quarterly 12-month 12-month risk-adjusted 8 Net Interest Income (1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital. Client NII | R$ Million Expanded Loan Portfolio Mix (%) Change in the Client NII | R$ Million The client NII presented a growth in 3Q26, driven mainly by the increase in average portfolio volume and the positive impact of the calendar. These factors offset the effect of the products/segments mix, which reflects our more moderate appetite in credit origination, prioritizing risk adjusted return. These dynamics reflected in an average gross client margin of 8.9% (reduction of 0.2 p.p. compared to 2Q26 and 0.1 p.p. compared to 3Q25). The net average rate also decreased, with higher cost of risk. Market NII | R$ Billion The market NII maintained its growth trajectory, supported by the efficiency in the ALM and the good performance of the treasury desks. R$ % R$ % R$ % \\ Net Interest Income 21,372 20,872 18,710 62,296 53,987 500 2.4 2,662 14.2 8,309 15.4 \\ Client NII (1) 20,497 20,199 18,611 60,194 53,138 298 1.5 1,886 10.1 7,056 13.3 Average Balance 948,596 922,443 847,275 923,623 830,953 407 2.8 1,540 12.0 4,212 11.2 Gross NIM 8.9% 9.1% 9.0% 8.8% 8.6% (109) 346 2,844 \\ Market NII (2) 875 673 99 2,102 849 202 30.0 776 - 1,253 - R$ Million 3Q26 vs. 2Q26 3Q26 vs. 3Q25 3Q26 2Q26 9M26 vs. 9M25 3Q25 9M26 9M25 20,199 10,214 9,855 10,642 20,497 (9,985) 407 (429) (209) 529 (657) 2Q26 Expenses with Expanded LLP 2Q26 Client NII Net of LLP 2Q26 Average Volume Spread Products / Segment Mix Number of Days Expanded LLP Client NII Net of LLP 3Q26 Expenses with Expanded LLP 3Q26 3Q26 0.9 0.7 0.6 0.1 0.1 3Q25 4Q 1Q26 2Q 3Q Total Client NII Client NII net of Provision 4.5% 4.5% 4.2% 4.8% 4.8% 8.9% 9.0% 9.0% 9.1% 9.1% Net NIM Annualized Gross NIM Annualized 10,214 9,855 10,291 9,831 10,051 18,611 19,119 19,498 20,199 20,497 3Q25 4Q 1Q26 2Q 3Q ƒá 3.5% q/q ƒá 2.0% y/y ƒá 3.5% q/q (359) ¡µ 1.5% q/q 298 Sept26 June26 Sept25 Sept26 vs. Sept25 \\ Individuals 42.2 42.2 43.7 (1.5) p.p. Real Estate Financing 10.3 10.2 10.8 (0.5) p.p. Payroll-deductible Loans 9.5 9.6 9.8 (0.3) p.p. Credit Card 7.4 7.4 7.5 (0.1) p.p. Personal Loans 6.0 6.2 6.9 (0.9) p.p. Vehicle 4.4 4.2 3.9 0.5 p.p. Rural Loans 3.6 3.7 3.8 (0.2) p.p. Other 1.0 0.9 1.0 - \\ Companies 57.8 57.8 56.3 1.5 p.p. Large Corporates 34.1 34.3 33.0 1.1 p.p. MSME 23.7 23.5 23.3 0.4 p.p. 9 Funding Sources Total Funds Raised and Managed R$3.9 tn ¡µ 3.6% q/q ¡µ 13.4% y/y Funds Raised ¡µ 3.4% q/q ¡µ 12.6% y/y Funds and Managed Portfolios ¡µ 4.0% q/q ¡µ 14.5% y/y (1) It includes repo operations backed with own securities. Loans vs. Funding In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Central Bank of Brazil, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. (1) It considers: Demand Deposits, Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Letters of Credit for Real Estate, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates). R$ Million Sept26 June26 Sept25 Sept26 vs. June26 Sept26 vs. Sept25 Demand Deposits 33,910 37,299 36,496 (9.1) (7.1) Savings Deposits 118,384 121,286 123,974 (2.4) (4.5) Time Deposits + Debentures (1) 633,187 618,728 532,385 2.3 18.9 Borrowings and Onlending 86,353 83,424 76,012 3.5 13.6 Funds from Issuance of Securities 374,025 356,453 316,272 4.9 18.3 Subordinated Debts 49,272 55,018 51,962 (10.4) (5.2) \\ Subtotal 1,295,131 1,272,208 1,137,101 1.8 13.9 Obligations for Repurchase Agreements 369,972 341,301 329,377 8.4 12.3 Working Capital (Own / Managed) 149,204 136,066 132,810 9.7 12.3 Foreign Exchange Portfolio 192 173 532 11.0 (63.9) Payment of Taxes and Other Contributions 5,478 6,014 6,120 (8.9) (10.5) Technical Provisions for Insurance, Pension Plans and Capitalization Bonds 478,934 467,328 435,244 2.5 10.0 \\ Funds raised 2,298,911 2,223,090 2,041,184 3.4 12.6 \\ Funds and Managed Portfolios 1,574,933 1,514,647 1,375,660 4.0 14.5 \\ Total Funds Raised and Managed 3,873,844 3,737,737 3,416,844 3.6 13.4 Variation % R$ Million Sept26 June26 Sept25 Sept26 vs. June26 Sept26 vs. Sept25 \\ Funding vs. Investments Demand Deposits + Sundry Floating 39,388 43,313 42,616 (9.1) (7.6) Savings Deposits 118,384 121,286 123,974 (2.4) (4.5) Time Deposits + Debentures 633,187 618,728 532,385 2.3 18.9 Funds from Financial Bills 351,922 335,458 301,935 4.9 16.6 \\ Customer Funds (1) 1,142,881 1,118,785 1,000,910 2.2 14.2 (-) Reserve Requirements (132,492) (122,796) (119,964) 7.9 10.4 (-) Available Funds (Brazil) (12,801) (12,560) (14,705) 1.9 (12.9) \\ Customer Funds Net of Reserve Requirements 997,588 983,429 866,241 1.4 15.2 Borrowings and Onlending 86,353 83,424 76,012 3.5 13.6 Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards) 115,999 119,663 114,170 (3.1) 1.6 \\ Total Funding (A) 1,199,940 1,186,516 1,056,423 1.1 13.6 \\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B) 1,011,231 1,004,367 915,108 0.7 10.5 \\ B / A 84.3% 84.6% 86.6% (0.3) p.p. (2.3) p.p. Variation % 10 Highlights Expanded Loan Portfolio R$1,150 bn ¡µ 11.1% y/y ¡µ 1.1% q/q Individuals R$484.9 bn ¡µ 7.4% y/y ¡µ 1.1% q/q Micro, Small and Medium-Sized Enterprises R$272.5 bn ¡µ 13.0% y/y ¡µ 1.8% q/q Large Corporates R$392.2 bn ¡µ 14.8% y/y ¡µ 0.7% q/q Vehicle ¡V Individuals ¡µ 26.8% y/y ¡µ 5.8% q/q Payroll-Deductible Loans ¡µ 7.7% y/y ¡µ 1.0% q/q Working Capital ¡µ 15.0% y/y ¡¾ 0.9% q/q Credit Card ¡µ 9.2% y/y ¡µ 0.4% q/q Private ¡µ 102.0% y/y ¡µ 13.3% q/q Public ¡µ 11.1% y/y ¡µ 1.7% q/q Social Security National Institute (INSS) ¡¾ 6.6% y/y ¡¾ 2.4% q/q Rural Loans (Individuals and Companies) ¡µ 19.0% y/y ¡µ 0.1% q/q High Income ¡µ 18.5% y/y ¡µ 3.0% q/q Mass-Market ¡µ 2.9% y/y ¡¾ 1.5% q/q Real Estate Financing ¡µ 8.0% y/y ¡µ 2.9% q/q Individuals Companies ¡µ 5.8% y/y ¡µ 15.2% y/y ¡µ 2.5% q/q ¡µ 3.9% q/q Expanded Loan Portfolio by Client Profile, Product and Currency R$ million Sept26 June26 Sept25 Quarter 12 months \\ Individuals 484,874 479,710 451,568 1.1 7.4 Real Estate Financing 118,519 115,579 111,993 2.5 5.8 Payroll-deductible Loans 109,685 108,588 101,850 1.0 7.7 Credit Card 84,752 84,417 77,645 0.4 9.2 Personal Loans 69,523 70,168 71,322 (0.9) (2.5) Vehicle 50,934 48,165 40,176 5.8 26.8 Rural Loans 41,529 42,484 39,067 (2.2) 6.3 Other 9,932 10,311 9,515 (3.7) 4.4 \\ Companies 664,673 656,930 582,670 1.2 14.1 Working Capital 179,328 180,922 155,977 (0.9) 15.0 Sureties and Guarantees 136,657 130,660 117,870 4.6 15.9 Securities 109,747 107,148 86,943 2.4 26.2 Rural Loans 57,777 56,693 44,390 1.9 30.2 Foreign Trade Finance 52,992 51,506 51,770 2.9 2.4 Real Estate Financing 37,862 36,449 32,869 3.9 15.2 CDC/Leasing 31,017 31,613 30,752 (1.9) 0.9 BNDES/Finame Onlendings 26,617 26,458 20,975 0.6 26.9 Other 32,676 35,482 41,124 (7.9) (20.5) \\ Expanded Loan Portfolio 1,149,547 1,136,640 1,034,238 1.1 11.1 Domestic Currency 1,030,722 1,023,028 930,193 0.8 10.8 Foreign Currency 118,825 113,612 104,045 4.6 14.2 Variation % 11 Loan Portfolio Real Estate Financing Profile of the Individuals Portfolio Origination 3Q26 R$943 Thousand Average Property Valuation R$579 Thousand Average Financing 61.4% Loan to Value 51.3% Loan to Value (Stock) Payroll-Deductible Loans Market Share (Reference date: Aug26) 13.8% Total 14.6% Social Security National Institute (INSS) In 12 months ƒà 1.7 p.p. Public ƒà 3.9 p.p. Private ƒá 5.6 p.p. INSS Vehicle Financing Credit Card ¡V Individuals +3.5 p.p. In the High-Income segment in 12 months 112.0 112.7 113.5 115.6 118.5 32.9 35.0 34.8 36.4 37.9 144.9 147.6 148.3 152.0 Sept25 Dec Mar26 June Sept Individuals Companies Portfolio R$ billion 5,320 6,199 3,632 3,172 3,918 2,932 3,226 4,812 2,774 2,178 8,546 9,131 6,692 7,984 5,810 3Q25 4Q 1Q26 2Q 3Q Borrower Builder Origination R$ million 9,267 10,445 7,166 6,063 7,065 11,543 8,047 7,660 14,812 6,974 18,492 20,810 14,725 20,875 14,140 3Q25 4Q 1Q26 2Q 3Q Borrower Builder Units Financed 7.3% 7.5% 8.1% 8.7% 9.2% 20.0% 19.0% 17.8% 16.7% 15.8% 72.7% 73.5% 74.2% 74.6% 75.0% 101.9 103.8 107.1 108.6 109.7 58.8% 59.4% 60.1% 60.7% 61.2% Sept25 Dec Mar26 June Sept Digital Channels Branches Correspondent Payroll-Deductible Loans / Personal Loans + Payroll-Deductible Loans Portfolio in R$ billion and breakdown by channel 43.4 46.6 48.5 51.3 40.5 32.9 33.9 31.0 31.9 30.5 81.4 85.2 74.4 78.5 71.0 Sept25 Dec Mar26 June Sept Individuals Companies Portfolio R$ billion 86.8 1.1 12.1 CDC Leasing Finame Distribution of Portfolio Sept26 -% ƒà 2.9% q/q ƒà 8.0% y/y ƒà 6.8% q/q ƒà 57.2% y/y ¡¾ 11.1% q/q ƒà 30.8% y/y ƒà 4.7% q/q ƒà 20.1% y/y Average term: 368 Months ƒà0.5 p.p. q/q ƒà 2.4 p.p. y/y ƒà 1.0% q/q ƒà 7.7% y/y ƒà 0.1 p.p. q/q 42.0% 40.8% 39.2% 37.7% 36.4% 4.9% 6.3% 7.4% 8.3% 4.4% 53.6% 54.3% 54.5% 54.9% 55.3% Sept25 Dec Mar26 June Sept Public Sector Private Sector Social Security National Institute (INSS) Distribution of the Portfolio by Sector ƒà 0.1 p.p. q/q 15.4% Public 7.2% Private 39.8% 41.1% 41.6% 42.2% 43.3% 60.2% 58.9% 58.4% 57.8% 56.7% 77.6 83.6 82.8 84.4 84.8 Sept25 Dec Mar26 June Sept High-Income Mass-Market Portfolio in R$ billion and Representativeness by Segment ƒà 0.1 p.p. q/q 156.4 12 Expenses with Expanded Loan Loss Provisions (1) It includes the result with BNDU and others. Expanded Loan Loss Provisions / Expanded Loan Portfolio The total cost of risk was 3.7% in 3Q26, reflecting the expansion of the loan portfolio and the increase in the provision expenses due to higher concentration of rural loan installment due dates and the higher delinquency of retail operations in individuals. We emphasize that the volume of provisions constituted follows at an appropriate level for the coverage of expected losses. Expanded Loan Loss Provision Mass-Market Wholesale Coverage Ratios and Provision R$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 vs. 2Q26 3Q26 vs. 3Q25 9M26 vs. 9M25 Provision Expense with Expected Losses (11,492) (10,851) (9,365) (32,846) (26,681) 5.9 22.7 23.1 Income from Recovering Written Off Loans Net of Discounts Granted (1) 850 866 805 2,552 2,337 (1.8) 5.6 9.2 \\ Expenses with Expanded Loan Loss Provisions (10,642) (9,985) (8,560) (30,294) (24,344) 6.6 24.3 24.4 Variation % 10.0 10.6 9.7 8.6 8.8 3.5 3.5 3.7 3.3 3.2 3Q25 4Q 1Q26 2Q 3Q Expanded LLP Expanded LLP / Expanded Loan Portfolio (Annualized) % Expanded Loan Loss Provision R$ billion 10.2 9.6 8.5 8.8 8.1 3Q25 4Q 1Q26 2Q 3Q R$ billion 5.9% 6.3% 5.3% 5.3% 5.5% 0.4 0.4 0.8 0.3 0.5 3Q25 4Q 1Q26 2Q 3Q R$ billion Loan Loss Provisions / Portfolio (Annualized) 57,200 57,977 58,156 59,313 59,570 5.5 5.3 5.3 5.2 5.2 Sept25 Dec Mar26 June Sept Provision for Expanded Portfolio Provision for Expanded Portfolio / Expanded Loan Portfolio % R$ million 166.0 161.0 152.3 142.6 168.9 Total Provision for Expanded Portfolio / Exposure Overdue more than 90 days 13 Loan Portfolio Indicators The NPL over 90 days reached 4.6% in the quarter, rising slightly from the previous quarter, mainly due to the working capital lines for MSME with guaranteed resources from the federal government and the rural portfolio, with greater impact on Individuals. The challenging macroeconomic environment continues impacting retail operations. Representativeness of the Loan Portfolio by Stage In 12 months, the risk profile of the loan portfolio improved, with the concentration of assets in Stages 1 and 2 growing 0.3 p.p. and reaching 92.6% of the total. Mix of the Secured and Unsecured Loan Portfolio ¡V % The secured loan portfolio reached 61.2%, growth of 1.7 p.p. in the last 12 months. This increase reflects our appetite for moderate risk and the priority of origination in lines with guarantee and good profitability adjusted to risk. Changes in Loan Portfolio by Stage Note: In 3Q26, coverage of Stage 3 movements was 83% (94% in 9M26). Excluding the effect of the government's emergency programs, coverage would have been above 100% in all periods. Calculation: Loan Loss Provision expense / Stage 3 movements before write-offs 87.8% 88.1% 88.0% 87.3% 87.0% 4.5% 4.6% 4.9% 5.5% 5.6% 7.7% 7.3% 7.1% 7.2% 7.4% Sept25 Dec Mar26 June Sept Stage 1 Stage 2 Stage 3 59.5 59.3 60.8 61.0 61.2 40.5 40.7 39.2 39.0 38.8 Sept25 Dec Mar26 June Sept Secured Unsecured R$ million Loan Portfolio June26 Stage 1 Stage 2 Stage 3 Stage 1 Stage 2 Stage 3 Sept26 Stage 1 727,292 - (14,646) (2,965) - 3,466 443 17,211 - 730,802 Stage 2 46,044 (3,466) - (10,982) 14,646 - 812 (345) - 46,710 Stage 3 60,170 (443) (812) - 2,965 10,982 - 766 (11,121) 62,507 \\ Total 833,507 (3,909) (15,458) (13,947) 17,611 14,448 1,255 17,632 (11,121) 840,019 Originated / Settlement Write-off Movement between Stages Transfers Arising Delinquency Ratios Over 90 days ratio 4.6% ƒà 0.3 p.p. q/q ƒà0.5 p.p. y/y 92.6% In stage 1+2 92.3% In stage 1+2 4.6 4.3 4.1 4.1 4.2 5.8 5.4 5.4 5.5 5.4 4.9 4.4 4.0 3.7 3.8 0.4 0.3 0.2 0.2 0.3 Sept25 Dec Mar26 June Sept Total Individuals MSMEs Large Corporates Loan Portfolio Overdue more than 90 days -% 14 Loan Portfolio Indicators Restructured Portfolio The restructured portfolio was reduced by 10% in the last 12 months, with its representativeness in the loan portfolio falling from 3.7% to 3.0%. The delinquency of the restructured portfolio showed a significant improvement, with a drop of 8.4 p.p. in the annual comparison, while the coverage ratios remained at robust levels, around twice the balance of loans over 90 days past due. Additionally, problematic assets were reduced by R$2.8 billion (-12%) in the 12-month period. 22.6 20.2 19.1 19.8 19.8 6.4 6.1 5.9 5.6 5.7 26.6 25.2 25.7 25.4 28.3 3.3 3.1 3.1 3.0 3.7 Sept25 Dec Mar26 June Sept Cured Operations Problematic Asset (Stage 3) Restructured Portfolio / Loan Portfolio Evolution of the Restructured Portfolio R$ billion % ƒà 0.4% q/q ƒá 12.1% y/y ƒá 0.8% q/q ƒá 10.1% y/y 23.1 23.3 29.8 27.3 31.7 Sept25 Dec Mar26 June Sept Over 90 days / Restructured Portfolio % 52.0 50.0 49.1 54.4 52.5 Sept25 Dec Mar26 June Sept Restructured Provision / Restructured Portfolio % 15 Fee and Commission Income Card Income Card income reached the record of R$4.8 billion, with an increase of 7.5% in the quarter, representing 44% of total fee and commission income. Highlights ¡E Revenue growth with Cards in both periods, driven by the largest contribution of the High-Income segment, which increased 14% vs. 3Q25 and 16% vs. 9M25. ¡E High-income clients account for about 57% of the total revenue, with a growth of 13% vs. 3Q25. Traded Volume | Credit Cards Checking Account Holders Asset Management Market Share 16.1%(1) The Asset Management revenue totaled R$1,069 million in 3Q26, up 8.6% in the quarter and 6.6% in comparison to 3Q25. In 9M26, it amounted to R$3,004 million, an increase of 8.7% in the annual comparison. The performance reflects Bradesco Asset¡¦s ability to expand its product offering according to client needs and the opportunities generated in different economic scenarios, with management sustained by robust governance, a diversified portfolio and excellence in asset management. In 2026, when it celebrated its 25th anniversary, Bradesco Asset launched its new institutional website. The platform is more modern and intuitive and has pages dedicated to products, which reinforces the management¡¦s commitment to innovation, digital transformation and proximity to clients. Assets Under Management in Investment Funds and Managed Portfolios (1) (1) Source: ANBIMA ¡V Global Ranking of Third-Party Asset Management. R$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 vs. 2Q26 3Q26 vs. 3Q25 9M26 vs. 9M25 Card Income 4,830 4,494 4,620 13,768 13,398 7.5 4.5 2.8 Checking Account 1,580 1,628 1,664 4,779 5,028 (2.9) (5.0) (5.0) Asset Management 1,069 984 1,003 3,004 2,764 8.6 6.6 8.7 Consortia 903 852 830 2,600 2,308 6.0 8.8 12.7 Loans Operations 584 593 749 1,814 2,021 (1.5) (22.0) (10.2) Custody and Brokerage Services 582 617 516 1,745 1,483 (5.7) 12.8 17.7 Capital Market / Financial Advisory Services 551 526 445 1,666 1,441 4.8 23.8 15.6 Collections and Payments 407 414 426 1,232 1,299 (1.7) (4.5) (5.2) Other 418 378 339 1,175 926 10.6 23.3 26.9 \\ Total 10,924 10,486 10,592 31,782 30,668 4.2 3.1 3.6 \\ Business Days 65 61 66 187 188 4 (1) (1) Variation % 99,514 101,234 95,199 102,291 94,849 3Q25 4Q 1Q26 2Q 3Q R$ million 38.2 38.2 37.9 37.7 37.9 Sept25 Dec Mar26 June Sept in million 1,575 1,515 1,489 1,409 1,376 Sept25 Dec Mar26 June Sept In billion ¡µ 1.7% q/q ¡µ 6.7% y/y 16 Fee and Commission Income Consortia Market Share (1) Total 16.2% | Auto 19.6% | Real Estate 10.5% | Trucks, Tractors and Agricultural Implements 16.2% Growth of 13% in revenues compared to 9M25, driven by increased sales in the auto and real estate segment. Highlights ¡E Revenues of R$36.0 billion, higher by R$2.9 billion or 9% vs. 9M25; ¡E Sales of R$1.9 billion for the Agribusiness segment, higher by 58% vs. 9M25; ¡E Real estate consortia with growth in revenue of 15% vs. 9M25; and ¡E In 2026, we opened 183 groups of autos, up 61% vs. 9M25. Custody Leader in the global custody market, according to the ANBIMA ranking, we stand out as a main provider of services for the financial and capital markets, with R$2.9 trillion under custody. We were elected, for the fourth consecutive years, by the Global Finance magazine as the best sub-custodian bank for non-resident investors in Latin America. Our wide range of services covers both local and international markets, offering complete and integrated solutions. This positioning is evidenced by the 11.9% increase in assets under custody in comparison to Sept25. In the local market, we provide fiduciary management services, qualified custody and controllership for investment funds. We act as Settlement Bank, Clearing Agent, Depositary and Guarantees Agent (Escrow Account), as well as carry out asset bookkeeping for issuing companies. In the international market, we offer specialized services for ADR and BDR issuers, legal representation for non-resident investors, as well as calculation of NAV (Net Asset Value) and RTA (Register Transfer Agent) services for offshore funds. Our commitment to excellence and innovation enables us to meet the specific needs of each client, providing security, efficiency and transparency in all operations. Capital Market / Financial Advisory Services The performance in 3Q26 reflects efforts to capture business opportunities across various capital markets segments and M&A operations. We advised on 126 operations, totaling around R$117.3 billion in volume of transactions. Below are the main highlights by segment in 3Q26: Fixed Income (DCM) Advisory and structuring of 114 transactions with a volume of R$100.6 billion. Equities (ECM) Advisory, structuring and distribution of 3 transactions with a volume of R$10.0 billion. Mergers and Acquisitions (M&A) Advisory for 9 transactions with a volume of R$6.7 billion. 2,912 2,807 2,862 2,695 2,601 Sept25 Dec Mar26 June Sept R$ billion Assets under Custody (1) It considers the products in which Bradesco operates. Reference date: Aug26. 319 355 339 353 351 149 152 154 153 154 1,174 1,167 1,141 1,125 1,125 1,641 1,674 1,634 1,631 1,630 3Q25 4Q 1Q26 2Q 3Q Real Estate Trucks, Tractors and Agricultural Implements Auto In thousands Number of Outstanding Consortium Quotas 17 Operating Expenses The allocation of funds remains focused on business support and the execution of our transformation plan, with investments aimed at technological evolution and strengthening operational and business capabilities. The discipline in cost management follows as a priority, with continuous footprint optimization and the capture of efficiency gains that contribute to increasing productivity, improving customer experience and generating value sustainably. (1) It contemplates Maintenance and Conservation of Assets and Rentals; and (2) It includes Water, Electricity and Gas, Travels, Materials, Security and Surveillance. Growth of operating expenses below IPCA inflation in 3Q26 (4.4% y/y) in all main lines. In personnel expenses, the evolution in the comparative periods reflects, mainly, the effects of the collective agreement in force from September 2026, which readjusted wages and benefits by 4.60%, in addition to higher expenses with layoffs. Cost management initiatives and footprint adjustments have helped mitigate impacts on structural expenses, and we continue to strengthen technology and business teams, increasing our efficiency and delivery capacity. In administrative expenses, the variations reflect the continuity of investments in technology, in line with the advance of our transformation plan and with the evolution of business needs. On the other hand, the efficiency gains resulting from the optimization of the footprint contributed to partially mitigate these effects, reinforcing our commitment to the discipline in cost management and building an increasingly efficient and scalable structure. The other operating expenses net of revenues fell in the quarter, reflecting lower net expenses/revenues generated by insurance operations. This reduction was partially offset by the growth of expenses with civil, labor and tax contingencies, as well as higher expenses with card commercialization, which grew in line with the expansion of commercial activity and business volume. Service Network 2,059 2,009 1,938 1,844 1,741 707 724 706 698 723 1,723 1,565 1,428 1,978 1,872 4,107 3,892 4,605 4,367 4,744 Sept25 Dec Mar26 June Sept Branches Business Units Service Centers ƒá 215 q/q ƒá 852 y/y Retail + Prime: 1,406 Companies & Business: 150 Corporate: 89 Platforms: 96 (1) We have 93 Principal offices. (1) R$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 vs. 2Q26 3Q26 vs. 3Q25 9M26 vs. 9M25 \\ Personnel Expenses (7,284) (7,219) (7,126) (21,522) (20,683) 0.9 2.2 4.1 Payroll, Social Charges, Benefits and Training (5,918) (5,814) (5,874) (17,357) (17,171) 1.8 0.7 1.1 Management and Employee Profit Sharing (1,220) (1,282) (1,162) (3,762) (3,184) (4.8) 5.0 18.2 Terminations Costs (146) (123) (90) (403) (328) 18.7 62.2 22.9 \\ Total Administrative Expenses (5,855) (5,896) (5,778) (17,343) (16,682) (0.7) 1.3 4.0 Data Processing and Communication (1,415) (1,418) (1,214) (4,184) (3,377) (0.2) 16.6 23.9 Outsourced Services (1,300) (1,304) (1,404) (3,783) (3,907) (0.3) (7.4) (3.2) Depreciation and Amortization (1,214) (1,218) (1,250) (3,627) (3,692) (0.3) (2.9) (1.8) Facilities (1) (493) (480) (526) (1,428) (1,564) 2.7 (6.3) (8.7) Advertising and Marketing (431) (452) (398) (1,304) (1,143) (4.6) 8.3 14.1 Financial System Services (369) (376) (356) (1,118) (1,053) (1.9) 3.7 6.2 Transportation (140) (155) (153) (433) (491) (9.7) (8.5) (11.8) Other (2) (493) (493) (477) (1,466) (1,455) - 3.4 0.8 \\ Other Operating Expenses Net of Revenue (3,177) (3,321) (3,584) (10,064) (10,027) (4.3) (11.4) 0.4 Civil, Labor and Tax Contingencies (1,553) (1,221) (1,826) (4,116) (4,492) 27.2 (15.0) (8.4) Expenses with Marketing of Cards (1,117) (1,078) (1,022) (3,238) (2,921) 3.5 9.2 10.8 Claims (131) (230) (185) (641) (616) (43.2) (29.4) 4.0 Other (377) (792) (551) (2,071) (1,999) (52.4) (31.6) 3.6 \\ Total Operating Expenses (16,316) (16,436) (16,488) (48,930) (47,392) (0.7) (1.0) 3.2 Variation % 18 Bradesco Seguros Dynamics of the Insurance Business 9M26 Income from Insurance Premiums, Pension Contributions and Capitalization Bonds R$87.8 bn ¡¾ 1.2% (9M26/9M25) (Excluding VGBL ¡µ 4.9%) Net Income R$8.6 bn ¡µ 18.2% (9M26/9M25) ROAE 21.7% ¡µ 0.2 p.p. (9M26/9M25) The Grupo Bradesco Seguros posted a net income of R$8.6 billion in 9M26 (+18.2% vs. 9M25), with a ROAE of 21.7% (+0.2 p.p.) and of R$2.9 billion in 3Q26 (+14.1% vs. 3Q25), with a ROAE of 22.0%. Income from insurance premiums, pension contributions and capitalization bonds reached R$87.8 billion in 9M26 (+4.9% vs. 9M25, excluding VGBL). The income from Insurance, Pension Plans and Capitalization operations reached R$18.1 billion in 9M26 (+8.6% vs. 9M25), driven both by the evolution of the industrial result (+6.9%), with the expansion of the earned premiums (+7.1%), and by the growth of the financing income (+11.5%), which reinforces the resilience of the business and its consistent capacity to generate value. It is worth mentioning that the industrial result accounts for about 2/3 of the total registered in 3Q26 and 9M26. Technical Provisions reached R$478.9 billion (+10.0%), and Financial Assets totaled R$505.8 billion (+10.3%). From January to September 2026, the Insurance Group returned to society, as indemnities and benefits, R$48.9 billion (+10.4% vs. 9M25). Advances in technology and innovation, with the adoption of more agile solutions and processes and an emphasis on multichannels, generating improvements in both client and broker journeys, were relevant vectors in the achievement of the results of the quarter. In digital channels, whose new sales amounted to R$3.7 billion in 9M26 (+22.8% vs. 9M25), with about 4.5 million items marketed, highlights include the launch of the Insurance Room in the Empresas e Negocios App (Companies and Business) - new front for business generation and expansion of the distribution of products to the Corporate segment - as well as pre-formatted Life Insurance offers for the Digital Retail segment. Following the company¡¦s digital transformation strategy, Bradesco Vida e Previdencia (Life and Pension Plans) intensified the use of technology and automation in underwriting life insurance, with the aim of making risk assessment more agile, efficient and secure. The model increases operational capacity, simplifies purchasing for clients and brokers and preserves the rigor necessary for risk management and sustainable business growth. In private pension, the net balance between inflows and outflows of funds, excluding claims, was positive in the 3Q26, contributing to the balance of the portfolio from January to September. The collection of pension products with risk coverage increased by more than 60% in the Year-to-Date. It is also important to highlight the availability of AI tools to support brokers in conversations with clients, allowing greater customization of offers and productivity gains for these partners. In the Automotive segment, Bradesco Seguros updated the ¡§Auto Light¡¨, aiming to expand access to protection in a market in which about 70% of the fleet does not have insurance. With essential covers and more affordable price, the product can be up to 40% more economical than traditional insurance. Bradesco Capitalizacao (Capitalization) reinforced its innovation strategy, with the launch of products and promotional actions aimed at strengthening the offers and customer experience. Revenue from partnerships grew by 5% in 9M26 vs. 9M25, and sales through digital channels rose by 8% in the same comparison base. Highlight for the product ¡§Meu Primeiro Milhao Edicao Especial Bradesco¡¨ (¡§My First Million Special Edition Bradesco¡¨), which surpassed the one-million mark of securities sold, with about 150 thousand clients, since it was launched in March. In the framework of Bradsaude, Bradesco Saude (Health) expanded the Efetivo Plus plan to three new markets: Bahia, interior of Sao Paulo and Rio de Janeiro. The product is aimed at companies of different profiles, from three lives, combining quality care, wide coverage and competitive cost-benefit, as well as extending the network of hospitals, clinics, doctor¡¦s offices and laboratories in the regions served. The plan offers outpatient and hospital coverage with obstetrics, options with or without coparticipation and accommodation in the room or infirmary. The new launches are added to Sao Paulo (capital), Federal District, Rio Grande do Sul and Parana, totaling seven centers contemplated by the Efetivo Plus. Atlantica Hospitais announced, through the Atlantica D¡¦Or partnership, which maintains with the Rede D¡¦Or network, the construction of a new hospital in Jundiai, in the interior of Sao Paulo, and the incorporation of the Hospital Biocor, located in Nova Lima (MG). Both initiatives maintain the corporate partnership model adopted in the other hospital units of Atlantica D¡¦Or, with a 50.01% stake in the Rede D¡¦Or network, responsible for the hospital operation, and 49.99% of Atlantica Hospitais e Participacoes S.A., a company indirectly controlled by Bradsaude. With this, the Atlantica D¡¦Or partnership reaches 12 units - seven in operation and five in the expansion plan. 19 Bradesco Seguros Insurance Net Income Statement (1) The shareholders' equity of regulated companies (Insurance, Pension Plans and Capitalization Bonds) totaled R$25.5 billion in Sept26 and R$24.7 billion in June26. Note: In Aug26, the Adjusted Shareholders' Equity (ASE) of regulated companies was R$16.8 billion, while the Minimum Capital Required (MCR) totaled R$14.0 billion. In June26, the ASE of regulated companies was R$16.0 billion and the MCR was R$14.0 billion. Income from Insurance, Pension Plans and Capitalization Bonds | +8.6% vs. 9M25 Net Income and ROAE Insurance, Pension Plans and Capitalization operations registered a growth of +8.6%, driven by the combination of the evolution of the industrial result +6.9%, due to the expansion of 7.1% of the earned premium and the evolution of the financing income, which reached +11.5% in the period, which reinforces the resilience of the business and its consistent value-generating capacity. Performance 9M26 vs 9M25 Premiums Earned Claims Ratio Commission Ratio Financial Income Life and Pension Plans ƒà ƒà ƒà ƒà Health ƒà ƒà ƒà ƒà Capitalization Bonds ƒá - - ƒà Property & Casualty and Others ƒà ƒà ƒà ƒà The income from insurance premiums, pension contributions and capitalization bonds in the digital channels totaled R$4.4 billion accumulated until August 2026, an evolution of 20.0% compared to the same period of the previous year. R$ million 3Q26 2Q26 3Q25 9M26 9M25 3Q26 vs. 2Q26 3Q26 vs. 3Q25 9M26 vs. 9M25 \\ Income Statement Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income 19,874 19,691 19,081 58,217 54,334 0.9 4.2 7.1 Retained Claims (13,764) (13,276) (12,485) (39,142) (35,338) 3.7 10.2 10.8 Capitalization Bond Draws and Redemptions (1,281) (1,285) (1,725) (3,709) (4,892) (0.3) (25.7) (24.2) Commission Expenses (1,370) (1,390) (1,274) (4,085) (3,551) (1.4) 7.5 15.0 Financial Results 2,131 2,379 2,109 6,811 6,106 (10.4) 1.0 11.5 \\ Income from Insurance, Pension Plans and Capitalization Bonds 5,590 6,119 5,706 18,092 16,659 (8.6) (2.0) 8.6 Fee and Commission Income 591 543 552 1,667 1,520 8.8 7.1 9.7 Personnel Expenses (782) (787) (733) (2,268) (2,013) (0.6) 6.7 12.7 Other Administrative Expenses (566) (572) (548) (1,649) (1,589) (1.0) 3.3 3.8 Others (258) (653) (886) (2,022) (2,343) (60.5) (70.9) (13.7) \\ Operating Income 4,575 4,650 4,091 13,820 12,234 (1.6) 11.8 13.0 Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries (1,686) (1,706) (1,560) (5,226) (4,966) (1.2) 8.1 5.2 \\ Net Income 2,889 2,944 2,531 8,594 7,268 (1.9) 14.1 18.2 Life and Pension Plans 1,113 1,042 1,033 3,253 3,061 6.8 7.7 6.3 Health 982 1,069 883 3,271 2,625 (8.1) 11.2 24.6 Capitalization Bonds 113 170 198 444 578 (33.5) (42.9) (23.2) Property & Casualty and Others 681 663 417 1,625 1,004 2.7 63.3 61.9 \\ Selected Asset Data Total Assets 548,970 533,781 496,872 548,970 496,872 2.8 10.5 10.5 Securities 505,773 491,440 458,422 505,773 458,422 2.9 10.3 10.3 Technical Provisions 478,934 467,328 435,244 478,934 435,244 2.5 10.0 10.0 Shareholder's Equity (1) 53,775 50,801 44,491 53,775 44,491 5.9 20.9 20.9 Variation % 198 183 161 170 113 1,069 982 1,220 883 751 681 281 663 417 602 1,042 1,113 1,267 1,098 1,033 2,944 2,889 2,803 2,760 2,531 21.6 22.8 22.0 24.3 22.4 3Q25 4Q 1Q26 2Q 3Q Life and Pension Plans Property & Casualty and Others Health Capitalization Bonds ROAE - Quarterly R$ million % 20 Bradesco Seguros Income from Insurance Premiums, Pension Contributions and Capitalization Bonds and Insurance Operating Income Retained Claims Income from Insurance, Pension Plans and Capitalization Operations The income from Insurance, Pension Plans and Capitalization operations advanced 8.6% compared to the same period of the previous year, reflecting the good performance of the industrial result (+6.9%), due to the growth of the earned premium, particularly in Health, Life and Property & Casualty segments, combined with the strong growth of the financial result (+11.5%). 1,977 1,800 1,323 1,484 1,470 12,933 13,244 13,251 13,965 14,137 2,609 2,577 2,390 2,616 2,734 12,108 12,076 11,560 11,595 11,239 29,627 29,697 28,524 29,660 29,580 4.3 4.3 4.2 4.6 4.6 3Q25 4Q 1Q26 2Q 3Q Life/PA/VGBL/PGBL/Traditional Auto/P&C Health Capitalization Bonds Administrative Efficiency Ratio R$ million % 39,142 25,378 12,102 48,382 35,338 72.4 71.3 69.8 71.8 72.5 9M25 12M25 3M26 6M26 9M26 Retained Claims Claims R$ million % 4,083 3,740 3,459 3,597 3,369 2,131 2,301 2,379 2,109 2,280 5,590 6,384 6,119 5,706 5,649 3Q25 4Q 1Q26 2Q 3Q Financial Results Operating Income R$ million Revenue and Administrative Efficiency Ratio 21 Bradesco Seguros Technical Provisions and Insurance Activity Indicators Technical Provisions Technical provisions totaled R$478.9 billion in September 2026, with an increase of 10.0% in 12 months, with emphasis on higher provisions in the ¡§Life and Pension Plans¡¨ and ¡§Health¡¨ segments and of 2.5% in the quarter. Performance Ratios ¡V Combined Ratio / Claims Ratio / Commission Ratio (1) Excluding additional reserves. 467,328 478,934 445,994 455,163 435,244 404,685 413,868 425,754 436,779 394,637 22,855 23,320 23,186 23,455 24,106 10,147 10,267 10,375 10,371 10,152 7,605 7,722 7,734 7,748 7,897 Sept25 Dec Mar26 June Sept Total Reserves Pension Plans and Life / VGBL Health Capitalization Bonds Auto/P&C R$ million 92.5 91.2 94.0 90.6 89.5 95.9 94.5 90.1 94.2 97.8 63.1 56.1 54.5 51.0 50.5 85.2 86.7 82.2 84.4 85.1 3Q25 4Q 1Q26 2Q 3Q Combined Ratio Auto/P&C Health Life Total % 56.8 59.1 58.8 60.8 59.4 82.9 84.5 79.1 83.7 86.1 30.9 28.4 29.9 28.1 33.7 28.1 19.7 27.2 24.3 21.0 72.7 74.6 69.8 74.3 72.8 3Q25 4Q 1Q26 2Q 3Q Claims Ratio % 17.5 17.5 17.8 17.7 17.9 3.9 4.4 4.1 4.3 4.1 24.5 21.5 22.6 18.4 18.2 19.2 18.6 19.2 19.1 19.3 7.5 7.3 7.6 7.5 7.3 3Q25 4Q 1Q26 2Q 3Q Commission Ratio % (1) 22 Bradesco Seguros Additional Information Number of Contracts / Clients - Bradesco Vida e Previdencia Number of Policyholders of Bradesco Saude, Mediservice and Bradesco Saude Operadora de Planos Number of Auto/P&C Policyholders Number of Clients | Capitalization Bonds 24,349 24,480 24,440 24,164 24,130 3,222 3,193 3,205 3,193 3,191 27,571 27,673 27,645 27,357 27,321 Sept25 Dec Mar26 June Sept Pension Plans and VGBL Participants Insurance Contracts - Life, Personal Accidents, and Loss of Income In thousands 3,748 3,823 3,877 3,977 4,029 101 100 99 99 98 3,849 3,923 3,976 Sept25 Dec Mar26 June Sept Individual Health Plans Company Health Plans In thousands 4,076 4,127 1,565 1,676 1,675 1,673 1,684 1,728 1,757 1,747 1,724 1,687 3,293 3,433 3,422 3,397 3,371 Sept25 Dec Mar26 June Sept P&C Auto/Optional Third-Party Liability In thousands 2,849 3,035 3,072 3,190 3,208 Sept25 Dec Mar26 June Sept In thousands 23 Basel Total Ratio 16.0% Tier I Ratio 13.7% Common Equity Ratio 12.1% * Excludes the remaining portion related to Bradsaude, which is currently under review by the regulators. 11.3 12.1 1.5 0.9 0.6 (0.3) (0.1) (0.2) 1.5 12.8 13.7 June26 Capital Increase Net Income Remuneration to the Shareholders Prudential Adjustments / Others Risk-Weighted Assets Sept26 Common Equity Additional Capital Changes in the Tier I Ratio in the Quarter Regulatory Limits % 8.00 % Common Equity 9.50 % Tier I Basel III Prudential Conglomerate In R$ Million Sept26 June26 Sept25 \\ Calculation Basis Regulatory Capital 194,300 185,665 169,228 Tier I 166,472 153,331 142,578 Common Equity 147,656 134,657 121,616 Shareholders' Equity 188,475 175,230 169,590 Non-Controlling/Other 2,128 1,891 2,245 Initial Adoption 4,966 (CMN Resolution 5,199/24) 1,495 1,495 2,242 Prudential Adjustments (44,442) (43,958) (52,461) Additional Capital 18,816 18,674 20,962 Tier II 27,828 32,334 26,650 \\ Risk-Weighted Assets (RWA) 1,216,972 1,193,429 1,067,379 Credit Risk 1,050,767 1,027,578 924,688 Market Risk 25,586 28,732 27,934 Operational Risk 140,619 137,119 114,757 \\ Total Ratio 16.0% 15.5% 15.9% Tier I Capital 13.7% 12.8% 13.4% Common Equity 12.1% 11.3% 11.4% Additional Capital 1.5% 1.5% 2.0% Tier II Capital 2.3% 2.7% 2.5% * 24 Guidance, Indicators & Economic Perspectives Annual Guidance Indicators Economic Perspectives Expanded Loan Portfolio 8.5% to 10.5% NII Net of Provisions (Net Interest Income - Expanded Loan Loss Provisions) R$42 bn to R$48 bn Fee and Commission Income 3% to 5% Operating Expenses (Personnel + Administrative + Other) 6% to 8% Income from Insurance, Pension Plans and Capitalization Bonds 6% to 8% Percentage Variations and Figures for the Year 2026% 3Q26 2Q26 3Q25 9M26 9M25 Interbank Deposit Certificate (CDI) 3.43 3.21 3.70 10.39 10.36 Ibovespa 8.32 (8.24) 5.32 15.65 21.58 USD ¡V Commercial Rate 0.08 (0.82) (2.54) (5.84) (14.11) General Market Price Index (IGP-M) 0.17 3.07 0.01 3.45 (0.94) Extended Consumer Price Index (IPCA) 0.57 1.42 0.63 3.95 3.64 Business Days (#) 65 61 66 187 188 Calendar Days (#) 92 91 92 273 273 \\ Indicators (Closing Rate) USD ¡V Commercial Rate (R$) 5.1809 5.1766 5.3186 5.1809 5.3186 CDS 5 years (Points) 129 125 136 129 136 Selic - Base Interest Rate (% p.a.) 13.75 14.25 15.00 13.75 15.00 BM&F Fixed Rate (% p.a.) 13.54 14.11 14.34 13.54 14.34% 2026 2027 USD - Commercial Rate (year-end) - R$ 5.00 5.20 Extended Consumer Price Index (IPCA) 4.9 4.1 General Market Price Index (IGP-M) 5.3 4.2 Selic (year-end) 13.25 11.00 Gross Domestic Product (PIB) 1.7 1.0 Additional Information 26 Corporate Strategy The bank¡¦s strategic plan focuses on simplifying the operation and management model to provide more autonomy and speed in decision-making, keeping clients at the heart of our decisions. The plan reinforces our ambition to be a full-service bank that is profitable and prepared to compete over both the short and long term. This ambition can be translated into specific aspirations that need to be pursued, as outlined below: ¡E A physical bank with an adequate cost structure and aimed at serving clients; ¡E Efficient digital banking with humanized experience and AI; ¡E Operational efficiency that ensures competitiveness and returns; ¡E Capture of a larger share of wallet in the key segments; ¡E Better customer experience; ¡E A culture of transformers; and ¡E Most effective time to market. With a robust and accelerated approach, we focused on an agenda of ten key strategic themes, which are divided into business and enabling areas, aligning our actions with our ambitions: Business: Digital Retail; High Income; SMEs; payments and cash management; and credit cycle. Enablers: intra-group synergies and innovation; technology and agile model; organizational structure; management model and culture; and operational efficiency. Customer-Centric The client is at the center of our decisions, guiding our actions by principles of ethics, integrity and commitment. For more than 80 years, we have built a relationship based in trust and proximity that is present in our digital, physical and assisted channels, with the purpose of supporting the realization of dreams and contributing to a healthier and more balanced financial life. In this context, we continuously seek to evolve the way we engage with our clients, combining active listening, an in-depth understanding of their needs and analytical intelligence to develop solutions that are increasingly relevant, personalized and aligned with their different profiles, life stages and expectations. The Client¡¦s Experience As part of our customer-centric strategy, we have a dedicated client experience area that works in an integrated manner with our business and technology areas in the design and in the enhancement of simpler, more intuitive and more relevant journeys for current and prospective clients, both internal and external, throughout the entire relationship with the bank. In line with this commitment to continuous improvement, the Proof of Life and Information Update journey for public servants was implemented in the App. The solution allows the process to be carried out through facial biometrics, offering more security and reducing the need for in-person assistance, all through a more fluid, convenient and efficient experience. Reinforcing our commitment to financial citizenship, the product ¡§Minhas Financas¡¨ (¡§My Finance¡¨) has received new features. With the financial calculator, clients can identify their individual score and receive guidance according to their profile. The automatic categorization of credit card expenses was also implemented, providing a clearer view of their financial life. Another novelty that reinforces our commitment to financial health and client protection was the implementation of measures to promote the conscious use of credit and increase security in transactions, contributing to a safer and more responsible financial environment. For corporate clients, the feature of issuing an Electronic Invoice (NF-e) was launched directly in the Bradesco Empresas e Negocios (Companies & Business) application. The feature allows the entire process, from the registration of products and services to the generation of the invoice, to be carried out on the platform itself, dispensing the use of additional systems and making the business management more practical and efficient. 27 NPS 3Q26 x 3Q25 App App Internet Banking +5 pts +4 pts +13 pts Digital Retail Prime At Bradesco, transforming means evolving based on our clients' needs. Our agenda seeks to make the experience closer and more relevant, combining digital convenience and relationship banking at different stages of life. Technology, data and artificial intelligence drive this evolution. More than digitizing processes, we seek to reduce friction, simplify journeys and offer increasingly personalized experiences, enhancing convenience and contributing to an improved client perception of the experience. The evolution of the experience across digital channels is reflected in improved client ratings and higher NPS in these channels. This result is driven by key initiatives delivered over the period, focused on expanding clients' autonomy, convenience and financial control, such as the launch of "Minhas Financas" (My Finances), facial biometrics for proof-of-life validation for civil servants, the financial calculator and the automatic categorization of credit card expenses. This evolution reflects our execution capabilities. Strengthening the integration of people, processes and channels creates the conditions for a more fluid and consistent experience, aligned with client expectations. We continue to build a Bradesco that is increasingly connected to its clients, combining technology and proximity to strengthen relationships, expand our relevance and support the continuous evolution of the experience. Source: Bradesco analysis by means of the NPS PrismR benchmark report. NPS PrismR is a registered trademark of Bain&Company, Inc. 28 (considering employees abroad) Our People Diversity, Equity and Inclusion Commitment to diversity and representativeness 79.1 thousand employees | Sept26 Brazil: 50% are women 30% are black people 37% of leadership positions are occupied by women 23% of leadership positions are occupied by black people 5% are people with disabilities UNIBRAD | Development Solutions and Training Education, inclusion and democratization of knowledge +311 thousand participations in trainings in 3Q26 Main Recognitions \\ GPTW ¡V Great Places to Work | Brazil \\ GPTW ¡V Great Places to Work | Barueri and Region \\ Best Companies and Diversity Leaders (Corporate Initiative for Racial Equality) \\ Best WorkPlaces (InfoJobs) \\ Best Practices in Corporate Education (ANITEC) \\ DE&I Ethos Indicators (Instituto Ethos) \\ 2026 Youth Employability Award ¡V Meu Match Perfeito Category (My Perfect Match - CIEE and Radio Bandeirantes) \\ Brazil's Most Attractive Employers (Universum) \\ Inclusion Radar Survey (Global Compact, Instituto Locomotiva and Talento Incluir) 29 Sustainability Sustainability is integrated into our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contributions to the sustainable development of the country. Sustainability Strategy Highlighted Goals and Commitments Considering the main challenges and global trends of the agenda, we chose three themes to promote an agenda of change: // Sustainable Businesses ¡V goal to allocate R$450 billion of sustainable portfolio to sectors and activities with socio-environmental benefits by the end of 2026 // Decarbonization - reduce the funded emissions associated with our loan and investment portfolios, reaffirming our commitment to the climate transition // 100% of our structures are supplied by renewable energy sources // We neutralize 100% of greenhouse gas emissions generated by our operations // We measure carbon emissions of 100% of our Corporate loan portfolio, with the application of the PCAF methodology, global reference for the calculation of financed emissions Sustainable Business Driving positive impact businesses that foster social and environmental development Climate Agenda Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities Financial Citizenship Promoting education and financial inclusion to boost socioeconomic development Governance We have a robust sustainability governance structure integrated with risk management and business. The main decisions and strategic direction are conducted by the Sustainability and Diversity Committee, which reports to the Board of Directors, with bimonthly meetings. The Committee is composed of members of the Board of Directors and of members of the Board of Executive Officers, including the CEO. Transparency We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, among others Performance Our progress in the management of ESG aspects is evidenced by the fact that our performance is mostly above the industry average in the evaluations of specialized ratings and our permanence in the main sustainability indexes, such as Dow Jones, ISE, and CDP, among others. For more information, visit the Integrated Report 2025 Quarter Highlight We remain committed to financing sustainable businesses and supporting our clients in the transition to a greener and more inclusive economy. As of September 2026, we had reached 95.6% of our target of directing R$450 billion to this purpose by the end of 2026. We concluded the allocation of R$3.6 billion in sustainable projects under the first Eco Invest Brasil auction, bringing together R$500 million in catalytic capital and R$3.1 billion in private funds for initiatives of energy transition, circular economy, bioeconomy, basic sanitation and infrastructure. After the end of the quarter, we were awarded at the 5th Eco Invest Brasil auction proposals approved in three of the six thematic chains of the edition. The projects foresee the mobilization of R$28.5 billion to finance technological innovation and sustainable industrial development. The result means we are the only private bank contemplated in all editions of the program. We have also been recognized as leaders in Latin America and have ranked 9th globally in the ranking of sustainability coordinators of the fourth edition of Sustainable Loans Insight 2026, publication of Environmental Finance. The ranking considers the number of ESG-labeled loan operations coordinated by participating institutions. 30 Digital in Figures B b.ia with GenAI For clients Users For Employees Individuals (1) 16.5 MM Companies (1) 205.3 thousand WhatsApp(2) 5 MM Available to 100% of employees 10 MM Interactions (3) 72 Thousand Internal Reach (3) +182% of interactions with Generative AI (vs. 3Q25) New skills PIX with scannable QR Code Card tracking 39 services available (1) Jan to Sept26; (2) Since deployment (June25); (3) Since deployment (Aug24); and (4) 3Q26. ; Main Highlights Amount (R$) | 3Q26 vs. 3Q25 Mobile Individuals +22% Capitalization Bonds +15% Insurance +29% Pension Plans +103% +37% Accounts Opening (in qty) Issuing of Credit Card (in qty) Mobile Companies +108% +126% Accounts Opening (in qty) Issuing of Credit Card (in qty) Bradesco App Rating | Sept26 Individuals Companies & Business Apple 4.7 of 5 Play 4.7 of 5 Apple 4.7 of 5 Play 4.7 of 5 NPS INDIVIDUALS APP +4 pts y/y 99% of Transactions are carried out through Digital Channels 96% are Concentrated on Mobile and Internet 51% of Credits Released in 3Q26 were made through Digital Channels 88% Recurring Users (4) 31 Bradesco Principal The Bradesco that you already know, with the sophistication that you cannot even imagine Value Proposition built after listening to our clients The pillars that support the segment include: New model of specialized customer service, raising the principality of clients Portfolio of premium cards, with benefits and differentiated experiences Full international offer (full bank), expanding the global presence and convenience Benefits program aligned with the needs and expectations of high-income clients, strengthening loyalty and use This ecosystem reinforces the vision of creating a more consultative, closer and more relevant bank for those seeking sophistication with purpose National Presence | Sept26 500+ thousand Clients 93 Offices 60 Cities AuM +19% Loan Portfolio +17% Evolution in Brand Positioning To strengthen its presence in the high-income segment, Bradesco Principal has been expanding its performance on different fronts. In Iguatemi, the expansion of the partnership resulted in the delivery of more than 115 thousand benefits between January and August, reinforcing the value proposition offered to clients. In media, investments in digital and in-person channels have increased brand visibility, generating more than 4 million impacts since May. Starting in October, this strategy enters a new phase with the launch of a national advertising campaign and the expansion of sponsorship initiatives, consolidating the attributes of exclusivity, proximity and specialization that differentiate Bradesco Principal and reinforce its premium positioning. In addition, the actions in partnership with Iguatemi will continue, with the promotion of several events focused on the relationship, strengthening the ties with our clients. Sept25 Sept26 Sept25 Sept26 Bradesco | Economic and Financial Analysis Report 32 Bradesco Expreso Bradesco Expresso is one of the main channels of distribution and financial inclusion of the bank, with national performance and high capillarity. The model operates the largest network of banking correspondents in the country, expanding access to financial products and services and contributing to the efficiency of the face-to-face service of Bradesco. Product Portfolio // Payroll-deductible Loans // Personal Loans // Consortium // Accounts Opening // Debit and Credit Card Activation // Withdrawal without the Card // Payments of Bank Payment Slips // Deposits and Transfers // Insurance and 26 other products and services! Highlights 3Q26 38 thousand Correspondents ƒà32% 3Q26 vs. 2Q26 Credit Concession 29 million Transactions/month ƒà23% 3Q26 vs. 2Q26 Consortium volume 33 International Operations Through Corporate and Global Private Banking platforms, we offer a wide range of international products and services, including trade finance, foreign currency loan, exchange operations and international guarantees. Our work includes both the service of foreign companies with interests in Brazil and Brazilian companies with presence or business abroad, as well as promoting the connection between international clients and Bradesco. Branches Subsidiaries New York Banco Bradesco S.A. Grand Cayman Banco Bradesco S.A. Representation Offices Hong Kong Banco Bradesco S.A. Guatemala Representaciones Administrativas Internacionales New York Bradesco Securities, Inc. Miami Bradesco Bank Bradesco Investments Inc. Bradesco Global Advisors Inc. Mexico Bradescard Mexico Sociedad de Responsabilidad Limitada Luxembourg Banco Bradesco Europa S.A. London Bradesco Securities UK Limited Hong Kong Bradesco Securities Hong Kong Limited My Account 100% digital journey Opening of 406 thousand accounts by Sept26 With debit card accepted in 195 countries and with automatic conversion to 180 currencies My Account is an international digital account, for clients that can be opened directly on the Bradesco App. It offers a physical and virtual card for purchases on websites and Apps, integrated with the Google Pay digital wallet, as well as the possibility of issuing up to five additional cards. ¡E Customized notice advising on an optimal exchange rate quotation and panel to simulate the balance in other currencies ¡E Transfers between: - The Bradesco account and My Account account - My Account accounts ¡E Transfers from other institutions 34 Bradesco Bank Bradesco¡¦s international platform in the USA, with a complete solution of products, banking services and investments for clients in the Principal and Private segments, in addition to solutions for clients in the Corporate segment. Net Operating Revenue ¡µ 18% 3Q26 vs. 3Q25 Assets under Custody and Management ¡µ 34% Sept26 vs. Sept25 Loan Portfolio ¡µ 21% Sept26 vs. Sept25 Deposit Funding ¡µ 13% Sept26 vs. Sept25 Individuals¡¦ Solutions Banking Full checking account for making payments, transfers, online banking and an international debit card for purchases and withdrawals Investments Private Client Investment solutions adapted to the risk profile of each client: - Fixed income - ETFs - Investment Funds and - Structured Operations Principal Client Digital investment platform developed to serve clients with different profiles Credit Card Visa card accepted in 195 countries with exclusive benefits, including the Livelo loyalty program and compatibility with digital wallets Real Estate Financing Support for the acquisition of property for residents and non-residents in the USA, with a team with a broad understanding of the market and process Companies Solutions Cash Management checking account, money market and remunerated deposits Payments correspondent bank and international transfers Documentary Services collection of exports and commercial letter of credit Corporate Credit financing of import, export and working capital 35 Agora Investimentos Agora, Bradesco¡¦s investment house, is an open platform that offers a complete portfolio of solutions for investors, whether they are account holders or non-account holders. With specialized advice and wide product range, including equity, fixed income, investment funds and pension plans, Agora connects investors to the best alternatives in the market, aligned with different financial profiles and objectives. Agora in Figures | Sept26 Client Base Assets under Custody +27% vs. Sept25 +24% vs. Sept25 1.7 Million R$147 Billion Agora App Rating Reclame Aqui Review 4.7 of 5 4.7 of 5 8.3 of 10 Specialized Assistance Product Portfolio Research & Economics Content Digital Experience With the purpose of supporting the client in making the best investment decisions and forming a portfolio, according to their objectives and their investor profile Broad portfolio with a careful curation process, which includes Bradesco products and over 110 relevant market partners Reports and analyses developed by our awardwinning Research and Economics team and Financial Education platform (Agora Academy) Complete and intuitive digital journey, with all the solutions offered by the house available on the website and in the App Be well informed about everything that happens in the market by accessing our profiles on social media. Apple Play 36 Digio HIGHLIGHTS 3Q26 In 2026, we continued focused on expanding the collateralized loan portfolio and monetizing the other products. In 3Q26, the public sector payroll-deductible loan presented evolution in volumes, driven by the improvement of the hiring journey and the continuous expansion of agreements. In the Worker's Credit, in alignment with the guidelines of the Federal Government, we implemented the modality with guarantee, contributing to the growth of the portfolio. 8.4 9.6 10.7 Sept24 Sept25 Sept26 Unique Clients ¡µ 34% vs. 3Q25 ¡µ 24% vs. Sept25 In million 1,035 1,021 1,365 3Q24 3Q25 3Q26 Total Revenues In R$ million 19.6 20.7 25.6 Sept24 Sept25 Sept26 Total Portfolio In R$ billion ¡µ 11% vs. Sept25 37 Service Points, Clients and Market Share (1) It considers the grouping of branches / business units and in Bacen it considers the counting per active CNPJ (Corporate Taxpayer¡¦s ID); (2) It considers the number of clients per CPF (Individual Taxpayer¡¦s ID) or CNPJ (Corporate Taxpayer¡¦s ID); (3) It includes clients with a relationship through consortiums, payroll-deducted loans, Digio, the Brokerage, among others; (4) Reference date: Aug26; (5) Reference date: Jul26; and N/A ¡V Not available. Sept26 June26 Sept25 \\ Structural Information Customer Service Points 88,174 88,084 83,337 - Service Network 3,892 4,107 4,744 Branches (1) 1,741 1,844 2,059 Retail + Prime 1,406 1,509 1,745 Companies & Business 150 150 150 Corporate 89 90 83 Digital Platform 81 81 66 Principal Platform 15 14 15 Service Centers 1,044 1,161 1,550 Electronic Service Centers 384 404 428 Business Units (1) 723 698 707 Retail + Prime 645 639 681 Principal 78 59 26 - Banco24Horas Network 22,395 21,995 19,349 - Bradesco Expresso (Correspondent Banks) 38,033 39,216 39,207 - Bradesco Financiamentos 23,842 22,753 20,024 - Branches, Subsidiaries and Representation Office, Abroad 12 13 13 ATMs 38,475 39,070 38,160 - Onsite Network - Bradesco 10,401 11,299 12,743 - Banco24Horas Network 28,074 27,771 25,417 Employees - Total Consolidated 79,050 79,699 81,657 Employees - Insurance Group 8,609 8,300 8,150 Interns 2,543 2,442 2,360 \\ Customers - In million Total Customers (2) 75.1 74.1 74.0 - Account Holders 38.2 38.2 37.9 - Non-Account Holders (3) 36.9 35.9 36.1 \\ Market Share % - BACEN | main products and services in relation to the market \ Bank Demand Deposits N/A 6.8 6.6 Savings Deposits N/A 11.6 12.0 Time Deposits N/A 12.5 11.8 Loans 10.4 (4) 10.4 10.3 Loans - Private Institutions 17.9 (4) 17.8 17.8 Vehicles Individuals (CDC + Leasing) 12.1 (4) 11.9 10.6 Payroll-Deductible Loans 13.8 (4) 13.9 14.2 Social Security Institute (INSS) 14.6 (4) 14.5 15.5 Private Sector 7.2 (4) 7.1 7.5 Public Sector 15.4 (4) 15.3 14.4 Real Estate Financing 9.3 (4) 9.3 9.8 \ Consortia Real Estate 10.5 (4) 11.4 12.3 Auto 19.6 (4) 20.3 22.4 Trucks, Tractors and Agricultural Implements 16.2 (4) 16.6 16.3 \ International Division Export Market 14.5 (4) 14.2 14.8 Import Market 8.8 (4) 8.8 10.1 \ Insurance Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income N/A 22.1 22.8 Technical provisions for insurance, pension plans and capitalization bonds N/A 21.4 21.4 Pension Plan Investment Portfolios 21.7 (5) 21.7 21.8 \ Funds Investment Funds and Managed Portfolios 16.1 16.1 16.6 \ National Social Security Institute (INSS) Benefit Payment to Retirees and Pensioners 23.8 24.8 26.0 \ Leasing Lending Operations N/A 40.7 37.2 38 Return to Shareholders Main Ratios Price / Earnings Ratio (1) It indicates the possible number of years (fiscal) in which the investor would recover the capital invested, based on the closing prices of common and preferred shares. (1) Recurring net income in 12 months. Payout / Dividends and Interest on Shareholders¡¦ Equity Market Capitalization / Book Value It indicates how many times by which Bradesco¡¦s market capitalization exceeds its shareholders¡¦ equity. Trading Daily Average Volume (1) BBD ¡§Preferred Shares¡¨ and BBDO ¡§Common Shares¡¨ (as of March 2012); and (2) BBDC3 ¡§Common Shares¡¨ and BBDC4 ¡§Preferred Shares¡¨. Performance of Preferred Shares ¡V BBDC4 +21% Performance BBDC4 in 12 months Recommendation of Market Analysts Preferred Shares ¡V BBDC4 (14 reports were analyzed in 3Q26) Market Capitalization | Sept26 R$183.9 bn Performance of the Bradesco Shares (1) (1) Adjusted for corporate events during the periods. 6.7 6.7 7.4 7.2 7.4 Sept25 Dec Mar26 June Sept 10,172 11,311 11,283 14,499 12,078 52% 79% 62% 62% 66% 12M22 12M23 12M24 12M25 9M26 Dividends/Interest on Shareholders' Equity - Gross Gross Payout - Accumulated in the Year R$ million BBDC4 Ibovespa Base 100 In 12 Months (1) (2) 9 5 - Buy Hold Sell 132 121 1.0 1.0 1.1 1.0 1.0 Sept25 Dec Mar26 June Sept Sept25 Dec Mar26 June Sept26 Base 100 Historical 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Sept26 430 372 688 355 324 644 652 948 750 629 619 767 1,636 1,105 953 1,262 1,419 2022 2023 2024 2025 9M26 NYSE B3 R$ million In R$ Book Value per Common and Preferred Share 16.86 15.68 15.18 7.6 11.1 Last Trading Day Price ¡V Common Shares 16.20 15.36 14.14 5.5 14.6 Last Trading Day Price ¡V Preferred Shares 18.49 17.65 16.48 4.8 12.2 Sept26 Variation % June26 Sept25 Sept26 x June26 Sept26 x Sept25 39 Additional Information IR - Investors Relations Area Generating value means delivering financial income to our stakeholders based on resilience, robustness, and speed to fit our clients¡¦ needs, underpinned by robust, transparent and fair governance. Our relationship with investors is built in a clear and objective manner, and through constant dialog with the market. Through the IR structure, we constantly report on the financial-economic performance of the Organization, as well as its governance structure, policies and practices. In order to increase stakeholders¡¦ knowledge of the bank, on the IR website it is also possible to find: ¡E Company presentations; ¡E Events calendar; ¡E Regulatory forms; ¡E Institutional videos with messages from the Organization¡¦s executives; and ¡E Our strategic positioning and our operational management, among other information. Ratings In the third quarter of 2026: We serve 376 We participated in 10 institutional and non-institutional investors events, including: ¡E 5 international conferences ¡E 4 national conferences ¡E 1 non-deal road show Bradesco Bank Moody's Long-term Outlook Short-term Deposits - Domestic Currency A3/Prime-2 Stable A3/Prime-2 Long-term Outlook Short-term Domestic Currency Counterparty Baa3 Stable P-3 Foreign Currency Counterparty Baa3 Stable P-3 Deposits - Domestic Currency Ba1 Stable - Foreign Currency Deposit Ba1 Stable - National Scale AAA.br Stable ML A-1.br Moody's Long-term Outlook Short-term Domestic Currency BB Stable B Foreign Currency BB Stable B National Scale brAAA Stable brA-1+ S&P Global 40 Additional Information Capital Management The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and the expectations of organizational businesses. In addition, it has a Recovery and Orderly Exit Plan (PRSO), which considers strategies to be adopted in extremely adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the Internal Capital Adequacy Assessment Process (ICAAP Process). These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body. The Senior Management is provided with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus complying with the Central Bank of Brazil¡¦s regulations on capital management activities, as well as the approved management limits. Additional information on the PRSO and the Capital Management structure is available in the Risk Management Report ¡V Pillar 3, and in the Integrated Report, available on the Investor Relations website at bradescori.com.br. 41 Selected Information (1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; (2) Accrued Recurring Net Income; (3) In the last 12 months; (4) Operating Efficiency Ratio calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Income of Affiliated Companies + Tax Expenses); and (5) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period. In R$ million (unless otherwise stated) 3Q26 2Q26 1Q26 4Q25 3Q25 \\ Income Statement for the Period Recurring Net Income 7,109 7,050 6,811 6,516 6,205 Book Net Income 7,109 7,050 5,030 6,476 6,205 Operating Income 8,947 8,929 8,667 8,038 7,879 Net Interest Income 21,372 20,872 20,051 19,245 18,710 Client NII 20,497 20,199 19,498 19,119 18,611 Total Revenues 38,039 37,643 36,881 36,097 35,091 Expanded Loan Loss Provisions (10,642) (9,985) (9,667) (8,828) (8,560) Client NII Net of Provisions 9,855 10,214 9,831 10,291 10,051 Fee and Commission Income 10,924 10,486 10,373 11,084 10,592 Operational Expenses (16,316) (16,436) (16,178) (16,958) (16,488) Income from Insurance, Pension Plans and Capitalization Bonds 5,590 6,119 6,384 5,649 5,706 \\ Statement of Financial Position Total Assets 2,542,682 2,506,675 2,476,352 2,382,602 2,256,529 Expanded Loans Portfolio 1,149,547 1,136,640 1,089,896 1,089,230 1,034,238 - Individuals 484,874 479,710 473,989 466,503 451,568 - Companies 664,673 656,930 615,907 622,727 582,670 Allowance for Loan Losses (LLP) (59,570) (59,313) (58,156) (57,977) (57,200) Total Deposits 767,256 785,316 754,921 730,704 670,386 Shareholders' Equity 188,475 175,230 173,549 172,239 169,590 Total Funds Raised and Managed 3,873,844 3,737,737 3,679,989 3,561,649 3,416,844 \\ Performance Indicators (%) Recurring Net Income per Share (in 12 months) - R$ (1) 2.46 2.38 2.29 2.21 2.11 Recurring Net Income per Share - R$ (1) 0.64 0.63 0.61 0.58 0.56 Book Value per Common and Preferred Share - R$ (1) 16.86 15.68 15.53 15.41 15.18 Dividends/Interest on Shareholders' Equity ¡V Common Share (Net of Tax) (1) 0.29 0.28 0.28 0.28 0.27 Dividends/Interest on Shareholders' Equity ¡V Preferred Share (Net of Tax) (1) 0.32 0.31 0.31 0.31 0.30 Annualized Return on Average Equity (2) 15.8 16.0 15.8 14.8 14.6 Annualized Return on Average Assets (2) 1.1 1.1 1.1 1.1 1.1 Fixed Asset Ratio 31.8 31.6 27.7 26.9 26.6 Net Dividends/Interest on Shareholders' Equity 3,390 3,313 3,262 3,284 3,223 Liquidity Coverage Ratio (LCR) 145.4 149.3 161.6 158.3 152.6 Net Stable Funding Ratio (NSFR) 121.2 120.5 122.1 122.8 121.4 Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3) 81.4 81.1 81.7 81.6 81.1 Cost-to-Income Ratio - (in 12 month) (4) 47.2 48.4 49.2 50.0 50.7 Market Capitalization - R$ million (5) 183,912 178,997 189,619 178,678 174,078 \\ Loan Portfolio Quality (%) Delinquency Ratio (Overdue > 90 days / Loan Portfolio) 4.6 4.3 4.2 4.1 4.1 Coverage Ratio (Provision for Expanded Portfolio / Expanded Exposure Past Due > 90 days) 142.6 152.3 161.0 166.0 168.9 Expanded Loan Portfolio Classified in Stage 1 / Expanded Loan Portfolio 88.0 88.1 88.5 89.1 88.6 Expanded Loan Portfolio Classified in Stage 2 / Expanded Loan Portfolio 4.5 4.4 4.0 3.7 3.9 Expanded Loan Portfolio Classified in Stage 3 / Expanded Loan Portfolio 7.5 7.5 7.5 7.2 7.5 42 Loan Portfolio Portfolio Segregated by Modality (1) Off-balance operations; and (2) It includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), FIDC (Credit Rights Investment Fund) and other products with credit characteristics. Expanded Loan Portfolio Distribution | by Economic Sector Portfolio by Debtors Diversification strategy, with no relevant concentration. R$ million Sept26 June26 Sept25 Quarter 12 months Individuals 469,048 464,134 438,539 1.1 7.0 Companies 370,971 369,373 333,247 0.4 11.3 \\ Loan Portfolio - Total 840,019 833,507 771,786 0.8 8.8 Sureties and Guarantees (1) 138,316 132,273 119,130 4.6 16.1 Other Products with a Credit Feature (2) 171,212 170,860 143,322 0.2 19.5 \\ Expanded Loan Portfolio - Total 1,149,547 1,136,640 1,034,238 1.1 11.1 \\ Individuals 484,874 479,710 451,568 1.1 7.4 \\ Companies 664,673 656,930 582,670 1.2 14.1 Large Corporates 392,190 389,382 341,536 0.7 14.8 Micro, Small and Medium-Sized Enterprises 272,483 267,547 241,134 1.8 13.0 Without Exchange Variation 1.1 11.5 Variation % \\ Economic Sector Public Sector 20,103 1.7 16,695 1.5 13,086 1.3 Private Sector 1,129,444 98.3 1,119,945 98.5 1,021,152 98.7 \\ Total 1,149,547 100.0 1,136,640 100.0 1,034,238 100.0 Companies 664,673 57.8 656,930 57.8 582,670 56.3 Services 206,039 17.9 205,730 18.1 157,961 15.3 Transportation and Concession 50,027 4.4 48,869 4.3 45,168 4.4 Retail 48,783 4.2 50,815 4.5 50,015 4.8 Real estate and Construction Activities 41,452 3.6 41,328 3.6 35,800 3.5 Wholesale 33,553 2.9 35,351 3.1 31,707 3.1 Production and Distribution of Electricity 32,795 2.9 32,475 2.9 26,805 2.6 Food Products 26,844 2.3 26,216 2.3 26,035 2.5 Petrol, Derived and Aggregated Activities 16,377 1.4 15,301 1.3 15,752 1.5 Automotive 11,391 1.0 10,776 0.9 9,321 0.9 Other Sectors 197,412 17.2 190,069 16.8 184,105 17.8 Individuals 484,874 42.2 479,710 42.2 451,568 43.7 R$ million Sept26 % June26 % Sept25% 20.0 20.9 20.3 21.0 20.8 15.6 14.9 15.6 15.1 16.3 9.4 8.8 8.9 8.7 10.3 6.3 5.8 5.4 5.3 5.2 0.9 0.8 0.7 0.6 0.6 Sept25 Dec Mar26 June Sept 100 Largest 50 Largest 20 Largest 10 Largest Largest borrower % 43 Balance Sheet Consolidated Bradesco Below, we present the main data of the Bradesco Balance Sheet, managed in a consolidated manner: R$ million Sept26 June26 Sept25 Sept26 vs. June26 Sept26 vs. Sept25 \\ Assets \\ Cash and Cash Equivalents 13,790 15,493 16,787 (11.0) (17.9) \\ Financial Assets at Fair Value through Profit or Loss 619,261 641,418 543,928 (3.5) 13.8 Securities and Other Financial Assets 588,832 602,601 519,891 (2.3) 13.3 Derivative Financial Instruments 30,429 38,817 24,037 (21.6) 26.6 \\ Financial Assets at Fair Value through Other Comprehensive Income 115,926 112,890 97,112 2.7 19.4 Securities, Net of Provision for Expected Credit Loss Associated with Credit Risk 115,926 112,890 97,112 2.7 19.4 \\ Financial Assets at Amortized Cost 1,579,496 1,522,910 1,405,948 3.7 12.3 Interbank Investments 287,657 255,231 237,103 12.7 21.3 Compulsory deposits and other Deposits with the Brazilian Central Bank 132,492 122,796 119,964 7.9 10.4 Securities, Net of Provision for Expected Credit Loss Associated with Credit Risk 313,073 308,049 283,059 1.6 10.6 Loans, Net of Provision for Expected Credit Loss Associated with Credit Risk 678,409 670,695 613,256 1.2 10.6 Leases, Net of Provision for Expected Credit Loss Associated with Credit Risk 7,879 8,085 7,194 (2.5) 9.5 Other Financial Assets 159,986 158,053 145,372 1.2 10.1 \\ Non-Financial Assets Held for Sale 1,977 1,985 1,449 (0.4) 36.4 \\ Investments in Subsidiaries, Associates and Joint Ventures 6,835 6,731 5,951 1.5 14.9 \\ Property and Equipment, Net 8,627 8,951 8,651 (3.6) (0.3) \\ Intangible Assets and Goodwill, Net 27,739 27,328 25,034 1.5 10.8 \\ Recoverable Taxes 34,320 31,050 14,288 10.5 - \\ Deferred Taxes 113,186 113,932 118,681 (0.7) (4.6) \\ Other Assets 21,525 23,986 18,700 (10.3) 15.1 \\ Total Assets 2,542,682 2,506,675 2,256,529 1.4 12.7 \\ Liabilities \\ Financial Liabilities at Amortized Cost 1,751,470 1,726,237 1,529,587 1.5 14.5 Deposits from Financial Institutions 490,518 488,761 442,895 0.4 10.8 Customer Deposits 759,976 749,916 663,767 1.3 14.5 Debt Securities Issued 374,025 356,453 316,272 4.9 18.3 Subordinated Debt 49,272 55,018 51,962 (10.4) (5.2) Other Financial Liabilities 77,679 76,089 54,690 2.1 42.0 \\ Financial Liabilities at Fair Value through Profit or Loss 26,306 33,812 20,936 (22.2) 25.6 \\ Provisions for Financial Guarantees, Loan Commitments and Undisbursed Credit Facilities 2,844 2,948 3,136 (3.5) (9.3) \\ Technical Provisions for Insurance, Pension and Capitalization 478,934 467,328 435,244 2.5 10.0 \\ Other Provisions 33,918 35,007 35,283 (3.1) (3.9) \\ Current Taxes 2,698 2,099 2,540 28.5 6.2 \\ Deferred Taxes 8,378 7,275 6,207 15.2 35.0 \\ Other Liabilities 44,456 51,628 49,749 (13.9) (10.6) \\ Total Liabilities 2,349,004 2,326,334 2,082,682 1.0 12.8 \\ Equity \\ Equity Attributable to Controlling Shareholders 188,475 175,230 169,590 7.6 11.1 \\ Non-Controlling Interests 5,203 5,110 4,257 1.8 22.2 \\ Total Equity 193,678 180,340 173,847 7.4 11.4 \\ Total Liabilities and Equity 2,542,682 2,506,675 2,256,529 1.4 12.7 Variation % 44 Balance Sheet Consolidated Insurance Below, we present the main data of the Insurance Group Balance Sheet, managed in a consolidated manner: Minimum Capital Required ¡V Grupo Bradesco Seguros For companies regulated by SUSEP, CNSP Resolution No. 432/21 and subsequent amendments, it is established that corporations should have an Adjusted Shareholders¡¦ Equity (ASE) equal to or higher than the Minimum Capital Required (MCR). MCR is equivalent to the highest value between the base capital (BC) and the Risk Capital (RC). For companies regulated by the ANS, Normative Resolution No. 569/22, and subsequent amendments, establishes that corporations should have adjusted shareholders¡¦ equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital (BC) and the Risk-based Capital (RBC). The ASE is evaluated from an economic point of view, and should be calculated based on the shareholders¡¦ equity or the accounting equity, considering the accounting adjustments and adjustments associated with the variation of economic values. The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. In August 2026, the Adjusted Shareholders¡¦ Equity (ASE) of regulated companies was R$16.8 billion and the Minimum Capital Required (MCR) was R$14.0 billion. R$ million Sept26 June26 Sept25 Sept26 vs. June26 Sept26 vs. Sept25 \\ Assets \\ Current and Long-Term Assets 533,359 518,461 482,972 2.9 10.4 Securities 505,773 491,440 458,422 2.9 10.3 Insurance Premiums Receivable 7,990 7,541 7,217 6.0 10.7 Other Credits 19,596 19,480 17,333 0.6 13.1 \\ Permanent Assets 15,611 15,320 13,900 1.9 12.3 \\ Total 548,970 533,781 496,872 2.8 10.5 \\ Liabilities \\ Current and Long-Term Liabilities 493,386 481,257 451,641 2.5 9.2 Technical Provisions for Insurance, Pension Plans and Capitalization Bonds 478,934 467,328 435,244 2.5 10.0 Tax, Civil and Labor Contingencies 3,188 3,137 3,134 1.6 1.7 Other obligations 11,264 10,792 13,262 4.4 (15.1) \\ Non-controlling Interest 1,809 1,723 740 5.0 - \\ Shareholders' Equity 53,775 50,801 44,491 5.9 20.9 \\ Total 548,970 533,781 496,872 2.8 10.5 Variation % 45 Managerial x Recurring Analytical Breakdown of Income Statement (1) For more information, please check note 37 ¡V Balance Sheet and Managerial Statement of Income by Business Segment in the ¡§Complete Financial Statements¡¨ chapter of this report; (2) It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; contemplates the relocation, in the lines of Net Interest Income and Expanded Loan Loss Provisions, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income with reclassifications that do not affect Net Income. BRGAAP vs. IFRS Comparative The reconciliation of the Shareholders¡¦ Equity and Net Income, net of taxes, related to September 2026, is shown below: Main Adjustments Expected Loss on Financial Assets - With the implementation of CMN Resolution No. 4,966/21 in BACEN GAAP, some conceptual differences remained with IFRS9, such as: provision floor criteria for assets classified as problematic assets (Stage 3), carryover criteria and objective conditions for "Healing". Insurance Contracts - Comprises the adoption of Standard IFRS17 that came into force on January 1, 2023, and was not adopted by the Local Insurance Authority Regulator (Superintendence of Private Insurance - SUSEP); this normative brings new approaches in the measurement of insurance contracts differently from the approach previously applied in IFRS4. Goodwill on Business Combinations - For IFRS purposes, the assets and liabilities identified as originating from business combinations were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment. \\ Net Interest Income 25,457 (4,085) - 21,372 Expanded Loan Loss Provisions (11,481) 840 - (10,642) \\ NII Net of Provisions 13,976 (3,245) - 10,730 Income from Insurance, Pension Plans and Capitalization Bonds 3,459 2,131 - 5,590 Fee and Commission Income 10,895 29 - 10,924 Operating Expenses (17,530) 1,215 - (16,316) Personnel Expenses (7,284) - - (7,284) Other Administrative Expenses (5,844) (11) - (5,855) Other Operating Income / Expenses (4,402) 1,226 - (3,177) Tax Expenses (2,121) (13) - (2,134) Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries 153 - - 153 \\ Operating Income 8,831 116 - 8,947 Non-Operating Income (98) 120 - 22 Income Tax / Social Contribution and Non-controlling Interest (1,624) (236) - (1,860) \\ Net Income 7,109 - - 7,109 R$ million Third Quarter of 2026 Managerial Income Statement (1) Reclassifications (2) Non-Recurring Events Recurring Income Statement (3) R$ million Sept26 9M26 9M25 \\ BRGAAP 188,475 19,189 18,074 Loan Loss Provisions 849 213 (413) Insurance Contracts 1,690 115 (553) Goodwill on Business Combination 5,071 115 63 Other (1,040) 16 1 \\ IFRS 195,045 19,648 17,172 \\ IFRS vs. BRGAAP Difference 6,570 459 (902) Attributed to the controlling shareholders Shareholders' Equity Net Income 46 (This page has been left blank purposefully). Independent Auditors Report KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organizacao global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. 48 KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400 - Conjunto Terreo ao 801 ¡V parte, Chacara Santo Antonio, CEP 04719-911, Sao Paulo - SP Caixa Postal 79518 - CEP 04707-970 - Sao Paulo - SP - Brasil Telefone 55 (11) 3940-1500 kpmg.com.br Independent Assurance Report ¡V Limited Assurance Report To Shareholders and Board of Directors of Banco Bradesco S.A. Osasco ¡V SP Independent Limited Assurance Report for Banco Bradesco S.A. on the compilation and presentation process of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report We were engaged by Banco Bradesco S.A. ("Bradesco" and ¡§Bank¡¨) to prepare a report on the compilation and presentation process of the interim supplementary consolidated financial information included in the Bradesco's Economic and Financial Analysis Report for the nine-month period ended September 30, 2026, in the form an of independent limited assurance conclusion if, based on our work performed and the evidence obtained, nothing has come to our attention that causes us to believe that us to believe that the compilation and presentation process interim supplementary consolidated financial information included in the Economic and Financial Analysis Report has not been properly prepared, in all material respects, based on the compilation and presentation criteria described in the Economic and Financial Analysis Report and in Note 37 to the aforementioned consolidated interim financial statements. Responsibilities of Management of Bradesco Management is responsible for the compilation and presentation process of interim supplementary consolidated financial information included in the Economic and Financial Analysis Report, which is necessary to enable it to be free from material misstatement in accordance with the criteria for the preparation of the supplementary interim consolidated financial information described below, as well as for the other information contained in this report, and for such design, implementation and maintenance of relevant internal control that it determines is necessary to enable such information to be free from material misstatement, whether due to fraud or error. Our Responsibilities Our responsibility is to examine the compilation and presentation process of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of an independent limited assurance conclusion based on the evidence obtained. KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organizacao global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. 49 We conducted our work in accordance with NBC TO 3000 - Trabalho de Asseguracao Diferente de Auditoria e Revisao and ISAE 3000, Assurance Engagements Other than Audits and Reviews of Historical Financial Information issue by the Federal Accounting Council and the International Auditing and Assurance Standards Board, respectively. Those standards require that we plan the engagement and perform the procedures to obtain a reasonable assurance about whether the process for compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report is in accordance with the information referred to in the paragraph ¡§Criteria for the preparation of the interim supplementary consolidated financial information¡¨, in all material respects, as a basis for our limited assurance conclusion. KPMG Auditores Independentes Ltda. ("KPMG") applies the Brazilian Standard for Quality Management (NBC PA 01), which requires KPMG to plan, implement and operate a quality management system, including policies or procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We comply with the independence and other ethical requirements of the Accountant's Code of Professional Ethics and Professional Standards (including the Independence Standards) based on the fundamental principles of integrity, objectivity, professional competence and care, confidentiality, and professional behavior. The procedures selected depend on our understanding of the process for compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report and other engagement circumstances, as well as our consideration of areas where material misstatements are likely to arise. The procedures performed in a limited assurance vary in terms of nature and timing, and their extent is less than that of a reasonable assurance. Therefore, the level of assurance obtained in a limited assurance engagement is significantly lower than the assurance that would have been obtained if a reasonable assurance had been performed. Our conclusion does not contemplate aspects related to any prospective information contained in the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations, and ambitions) and descriptive information that is subject to subjective assessment. Criteria for the preparation of interim supplementary consolidated financial information The interim supplementary consolidated financial information included in the Economic and Financial Analysis Report for the nine-month period ended September 30, 2026 was compiled by the Bradesco¡¦s Management, based on the interim consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorizes to operate by the Central Bank of Brazil as of September 30, 2026 and on the criteria described in the Economic and Financial Analysis Report and in the explanatory note 37 of such interim consolidated financial statements, for the purpose of additional analysis, without, however, being part of the interim consolidated financial statements disclosed on that date. KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organizacao global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. 50 Conclusion Our conclusion was based on and limited to the matters described in this report. We believe that the evidence obtained is sufficient and appropriate to provide a basis for our conclusion. Based on the procedures performed and the evidence obtained, nothing has come to our attention that causes us to believe that the compilation and presentation process of the interim supplemental consolidated financial information included in the Economic and Financial Analysis Report was not adequately prepared, in all material respects, in accordance with the information referred to in the paragraph "Criteria for the preparation of the interim supplementary consolidated financial information¡¨. Sao Paulo, October 22, 2026 KPMG Auditores Independentes Ltda. CRC 2SP-014428/O-6 Original report in Portuguese signed by Andre Dala Pola Accountant CRC 1SP214007/O-2 Financial Statements 9M26 Management Report Bradesco | Management Report | Consolidated Financial Statements 52 Dear Shareholders, We submit to you the Consolidated Financial Statements of Banco Bradesco S.A. for the nine-month period from January 1 to September 30, 2026. We follow all of the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil. Economic Comment The Brazilian economic activity continues to show signs of moderation. The GDP of the second quarter grew by 0.5%, with growth led by segments less connected to the economic cycle, such as the extractive industry and agribusiness. Despite the resilience of the labor market and the expansion of income, household consumption performance remains below its historical average for a few quarters, falling in the second quarter, reflecting the level of indebtedness of households and the still restrictive monetary policy. We projected a growth of 1.7% in 2026, lower than the 2.3% observed in 2025. In the context of monetary policy, the Central Bank of Brazil continued the Selic calibration cycle, which ended the third quarter at 13.75%, highlighting asymmetric upside risks for inflation, associated with the conflict in the Middle East and climate factors, signaling a cautious stance over the coming months. We expect continuity of the monetary policy adjustment cycle, with the Selic rate ending this year at 13.25%. The international scenario became more adverse in the third quarter. The Federal Reserve started an interest rate hiking cycle in the United States and long interest rates have risen again in the world, but the dollar has not consistently strengthened, limiting contagion to emerging countries so far. The conflict in the Middle East is still undefined, and oil prices remain pressured. Highlights 3Q26 In July 2026, the increase in the Company's share capital was disclosed through private subscription of shares, as well as the anticipation of the payment of Interest on Shareholders' Equity (JCP) declared on March 25, 2026, and June 23, 2026. The capital increase, amounting to up to R$10 billion, aims to strengthen the Company's capital structure and sustain the accelerated pace of strategic investments, including the expansion of technology contributions, the promotion of commercial efficiency, the expansion of business and the strengthening of institutional commitment to sustainable financing initiatives. As of September 30, 2026, R$9.7 billion had been subscribed under the capital increase, the effect of which on the Company's share capital was subject to approval by the Central Bank of Brazil, which occurred in October 2026. In the same month, the complementary amount of R$0.3 billion was subscribed, bringing the total to R$10 billion, the maximum amount provided for in the transaction, of which R$5.4 billion was subscribed by controlling shareholders and R$4.6 billion by minority shareholders. BRADESCO | Management Report | Consolidated Financial Statements 53 9M26 Highlighted Information TOTAL DEPOSITS (Sept26 vs. Sept25) R$764.3 bn (+14.6%) R$19.2 bn R$188.5 bn ROAE (1) EARNINGS PER SHARE BOOK VALUE PER SHARE BOOK NET INCOME R$1.73 common R$1.90 preferred R$16.86 14.6% SHAREHOLDERS¡¦ EQUITY (2) MARKET VALUE TIER I CAPITAL R$183.9 bn 13.7% INTEREST ON SHAREHOLDERS¡¦ EQUITY R$12.1 bn (gross) | Payout 66% (gross) SECURITIES (Sept26 vs. Sept25) R$960.5 bn (+15.1%) FVPL: R$534.9 bn (+17.7%) FVOCI: R$112.6 bn (+15.9%) Amortized Cost: R$313.0 bn (+10.7%) EXPANDED LOAN PORTFOLIO (Sept26 vs. Sept25) R$1,149.5 bn (+11.1%) INDIVIDUALS: R$484.9 bn (+7.4%) COMPANIES: R$664.7 bn (+14.1%) ALLOWANCE FOR EXPANDED LOANS (Sept26 vs. Sept25) R$59.6 bn (+4.1%) (1) Considering the capital increase, the ROAE would be 14.4%; and (2) Equity attributable to shareholders of the parent. TECHNICAL PROVISIONS (Sept26 vs. Sept25) R$478.9 bn (+10.0%) Life and Pension Plans: R$436.8 bn (+10.7%) Insurance: R$32.0 bn (+5.1%) Capitalization Bonds: R$10.1 bn (stable) Management Report Bradesco | Management Report | Consolidated Financial Statements 54 Technology and Innovation In the third quarter of 2026, Bradesco expanded its ability to transform technology into solutions for clients and business opportunities. The combination of artificial intelligence, data, agility at scale and evolution of digital journeys strengthens the construction of an AI Powered bank, with higher execution speed, more personalized experiences and structural efficiency gains. In this movement, Agile@Scale deepened the integration between technology and business, contributing to a 52% reduction in the lead time compared to the beginning of 2024 and to a 3.8-fold growth forecast in the volume of business features delivered in 2026 compared to the end of 2023. The model already brings together 41 squads organized around products, channels, segments and enabling capabilities. The AI Powered Banking strategy has gained scale with the consolidation of Bridge, the corporate platform of generative artificial intelligence, which has surpassed 1,000 use cases distributed in more than 200 projects. With reusable services and layers of security, privacy, compliance and governance, the platform accelerates the development of solutions for products, channels and processes. As an evolution of this ecosystem, AI Apps, our internal platform with AI applications, democratizes the safe use of generative AI in activities such as document analysis, production of abstracts, content creation and presentation development. In the relationship journeys, b.ia Clientes reached 16.5 million individual clients since January 2026. On WhatsApp, the solution already totals 5 million clients with transactions since its launch. b.ia is fully available in the App, in both logged-in and non-logged-in areas, with a resolution rate close to 90%. By completing ten years and overcoming 3 billion interactions since its launch, b.ia has evolved from a virtual assistant to a customer service platform, financial guidance and transaction execution. There are already more than 20 transactional capabilities, including (Smart) Pix Inteligente and Generative AI payments, payment slip and DDA scheduled payments, balance verification and card invoice, as well as preventive alerts. In WhatsApp, Pix¡¦s journey began to allow payments by a scannable QR Code or Pix Copia e Cola (Copy and Paste), concluding the operation on the channel itself. Internally, the Corporate b.ia is enabled for 100% of employees, with an adherence rate of 88% and 10 million interactions, and is also integrated with Microsoft Teams. In software engineering, b.ia Tech supports all developers in writing stories, creating tests, code review and automated assessment of changes, risks and incidents. The b.ia Tech AgentiX allows the creation of agent teams to perform complex tasks, while AI-DLC incorporates artificial intelligence into the entire development cycle, with human supervision and governance ¡V ¡§human on the loop¡¨, resulting in reduced technology refresh time and faster development, as for example in Digital Business initiatives. In digital channels, evolutions prioritized autonomy, convenience and personalization. The Bradesco App started to offer a new Prime Benefits Home, bringing together discounts, cashback and personalized experiences, as well as a contactless payment journey. Through Open Finance, clients can also perform Pix up to R$500 using funds maintained in other institutions, without leaving the application. In credit, portability of payroll-deductible loans gained digital formalization, with facial biometrics and automatic storage of documents. A new integrated credit ecosystem has started to centralize the journey and automate the distribution of proposals, reducing manual steps and client response time. In investments, the integration with Agora advanced with easy account opening and the beginning of the expanded new broker application, which offers execution of orders by the chart, boleta rapida (quick order entry), market mapping and real-time asset tracking. For companies, the App Bradesco Cartoes PJ (Corporate Cards) now facilitates the payment of invoices by bank payment slip. The international performance has also recorded advances. Bradesco carried out the first pilot operation of the Bank of America¡¦s Cross-Border Real-Time Payments solution, with a transfer initiated via Swift and instantly credited in Hong Kong dollars. At Bradesco Bank, the digital experience has been renewed and the offer of long-term deposits on digital channels has been expanded. To sustain this transformation, Bradesco expanded its workforce by 48% compared to the 2023 base, in addition to a 120% growth in the number of developers, supported by a continuous strategy of capacity building and talent attraction. In the quarter, the Bank conquered first place in the Transformation category of the Impacto Brasil Award 2026 and was featured in the Valor Inovacao Brasil Award 2026, reinforcing the connection between technology, artificial intelligence, innovation and value generation. Management Report Bradesco | Management Report | Consolidated Financial Statements 55 Products and services for the public sector Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 10.4 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country. We have eight Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor¡¦s offices, public defender¡¦s offices, and the Brazilian municipalities with the highest GDP. We also have four Specialized Structures Mix and twenty-six Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br. People, Culture & Performance Human Capital is one of the strategic pillars of the Organization, as an important foundation for conducting business. Our Human Capital Management model is based on respect, transparency and continuous investment in employee development. We keep our teams motivated through career growth opportunities, recognitions, training, remuneration and differentiated benefits, as well as valuing diversity and the balance between professional and personal life. Much more than policies and practices, we consolidate a culture of respect disseminated by the awareness of the value of people, their identities and competences. In September 2026, the Organization had 79,050 employees, 66,952 of Banco Bradesco, 11,204 from Affiliated companies and 894 from foreign companies. For more information on People, Culture & Performance, visit the Human Capital Report, available on bradescori.com.br. Sustainability for Bradesco Sustainability is one of our strategic drivers and is expressed in our Statement of Purpose. We integrate environmental, social and governance (ESG) aspects into our business management, decision-making and relationships with our stakeholders, with a focus on generating long-term value. Our strategy is aligned with the UN Sustainable Development Goals (SDGs) and guides the incorporation of ESG topics into our business, the management of risks and opportunities, and the transparency of our practices. We remain committed to financing sustainable businesses and supporting our clients in the transition to a greener and more inclusive economy. As of September 2026, we had reached 95.6% of our target of directing R$450 billion to this purpose by the end of 2026. We completed the allocation of R$3.6 billion to sustainable projects under the first Eco Invest Brasil auction. This amount comprises R$500 million in catalytic capital and R$3.1 billion in private resources mobilized for initiatives in energy transition, circular economy, bioeconomy, sanitation and infrastructure. After the end of the quarter, we were selected in the 5th Eco Invest Brasil auction, with proposals approved in three of the six thematic value chains of this edition. The projects provide for the mobilization of R$28.5 billion through innovation and corporate credit funds aimed at financing technological innovation and sustainable industrial development, targeting the following value chains: mineral and industrial waste circularity; green fertilizers, bio-inputs and alternative proteins; and biomaterials and green chemistry. With this result, we consolidated our position as the only private bank selected in all editions of the program. We achieved first place in Latin America and 9th place in the global ranking of sustainability coordinators in the fourth edition of Sustainable Loans Insight 2026, published by Environmental Finance. The ranking classifies financial institutions based on the number of sustainable loan transactions coordinated during the period analyzed. Management Report Bradesco | Management Report | Consolidated Financial Statements 56 We were ranked among the 10 companies with the most prominent ESG performance in the Anuario Integridade ESG 2026 (ESG Integrity Yearbook 2026). For the composition of the overall, sector and pillar rankings, public data from 1,360 companies operating in Brazil and actively disclosing their ESG practices were assessed. We are part of leading national and international sustainability indices and ratings, such as the Dow Jones Best-in-Class Indices (DJ BIC) of the New York Stock Exchange and B3's Corporate Sustainability Index (ISE). These recognitions reflect our management and performance across long-term economic, environmental and social criteria. To keep up with our initiatives, visit: bradescori.com.br / bradescosustentabilidade.com.br. Corporate Governance Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization. The Shareholders¡¦ Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco¡¦s corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company¡¦s Bylaws, are not cumulative. Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require. Governed by its own Internal Regulations, the Board also has an annual calendar of meetings established by its Chairman. We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Banco Bradesco¡¦s Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws. In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of three effective members, elected by controlling shareholders and their respective alternates. Our Organization is listed in Level 1 of Corporate Governance of B3 ¡V Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br ¡V Corporate Governance section). Management Report Bradesco | Management Report | Consolidated Financial Statements 57 Internal Audit It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives. The work is based on adherence to the mandatory elements of the International Standards for Auditing Practice (IPPF - International Professional Practices Framework) of The Institute of Internal Auditors (IIA), the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers. Policy for distribution of dividends and interest on shareholders¡¦ equity As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares. Bradesco¡¦s Shares, with high level of liquidity (BBDC4), accounted for 3.6% of Ibovespa as of September 30, 2026. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR ¡V American Depositary Receipt ¡V Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index. Bradesco¡¦s securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco¡¦s presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility. Risk Management Risk management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors. The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts. According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation, Artificial Intelligence and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services. Management Report Bradesco | Management Report | Consolidated Financial Statements 58 Independent Evaluation of Models Models are the tools that support decision-making processes, derived from any method, hypothesis, techniques and system or quantitative approach, among others, that apply statistical, economic, financial or mathematical theories to transform data into estimates. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques. As relevant application examples, the models are, we use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts. Because these are simplifications of reality, the models are subject to risks that reflect the possibility of inappropriate business decision-making, based on a model developed with failures/deficiencies, or even, due to improper use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Financial Officer (CFO), it monitors the limitations and weaknesses of the models and respective action plans. Creates reports for the respective managers, the Internal Audit, and the Commission Models and Risk Committees. Concurrently, plays an active role in strengthening model usage by fostering a modeling culture and promoting the dissemination of best practices across the organization. Compliance, Integrity, Ethics and Competition Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have. These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws, regulations and self-regulatory standards, as well as with the best market practices and the support of the Organization¡¦s Board of Directors. Independent Audit In accordance with the applicable regulations, including the Securities and Exchange Commission (CVM) standards, in particular, but not limited to CVM Resolution No. 162/2022, concerning the performance and independence of independent auditors, the Bradesco Organization maintains a policy for hiring independent audit services and services not related to auditing, with guidelines aimed at preserving independence and preventing potential conflicts of interest. The Bradesco Organization engaged KPMG Auditores Independentes Ltda. to provide services not related to the audit of the Consolidated Financial Statements. These non-audit services do not constitute a conflict of interest or a loss of independence in the performance of the audit of the Financial Statements, in accordance with the Organization's internal policies and the auditor's independence rules. Information on the audit firm's fees is disclosed annually in the Reference Form. Management Report Bradesco | Management Report | Consolidated Financial Statements 59 Social Investments FUNDACAO BRADESCO Founded in 1956, Fundacao Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels. All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country. Fundacao Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil. Recognitions ¡E Bradesco wins for the fourth consecutive year the ¡§Best Brazilian Sub-Custodian Bank¡¨ award from the Global Finance magazine. ¡E Bradesco received the 2026 Compliance Awards promoted by Leaders League, in the category Best Compliance Department ¡V Banks, Fintechs and Payment Options. ¡E Bradesco won first place in the Transformation category of the Impacto Brasil 2026 Awards, promoted by Agile Trends, which recognizes innovation and organizational transformation initiatives with measurable result. ¡E Bradesco was included in the Best Companies to Work For in Brazil 2026 ranking by Great Place to Work (GPTW). R$1.6 billion Investment forecast for 2026 R$1.3 billion are allocated for Activity Expenses. R$328 million are for Investments in infrastructure and Educational Technology. SCHOOL NETWORK Over 42,000 students will benefit primarily in Basic Education ¡V Early Childhood Education to High School and Technical Professional Education throughout Brazil. VIRTUAL SCHOOL More than 2.0 million users will be enrolled in at least one of the free crash courses available on the portal. These investments will enable: Management Report Bradesco | Management Report | Consolidated Financial Statements 60 Acknowledgements The results of the period reflect the strength of our strategy, the trust of our clients and shareholders and the commitment of our employees and associates. To all who have contributed to this trajectory of consistent results, continuous evolution and sustainable value generation, our sincere thanks. Cidade de Deus, October 22, 2026 Board of Directors and Board of Executive Officers BRADESCO | Consolidated Financial Statements 61 Consolidated Financial Statements | Statements of Financial Position R$ thousands Note September 30, 2026 December 31, 2025 Assets Cash and due from banks 5 13,705,396 15,351,748 Financial assets measured at fair value through profit or loss 563,112,602 547,913,136 - Securities and other financial assets 6a 534,861,152 526,937,396 - Derivative financial instruments 7b 28,251,450 20,975,740 Financial assets measured at fair value through other comprehensive income 8 112,637,162 109,952,563 - Securities, net of expected credit losses associated with credit risk 8a 112,637,162 109,952,563 Financial assets at amortized cost 1,567,205,988 1,441,634,500 - Securities, net of expected credit losses associated with credit risk 9 313,030,554 290,462,558 - Interbank investments 10 287,683,388 235,485,054 - Compulsory and other deposits with the Brazilian Central Bank 11 130,863,575 121,679,449 - Loans net of losses associated with credit risk 12 666,020,021 627,852,869 - Leases net of expected credit losses associated with credit risk 12 7,880,038 7,520,084 - Other financial assets 13 161,728,412 158,634,486 Non-current assets held for sale and discontinued operations 14 2,406,106 1,612,862 Investments in affiliates and jointly controlled entities 15 15,078,590 13,348,433 Property and equipment 16 8,195,120 8,626,609 Intangible assets and goodwill, net of amortization 17 22,119,035 20,668,922 Current income and other tax assets 32,819,381 12,779,690 Deferred income tax assets 36b 111,972,700 118,702,047 Other assets 18 20,288,292 16,137,253 Total assets 2,469,540,372 2,306,727,763 Liabilities Financial liabilities at amortized cost 1,683,376,999 1,585,281,245 - Deposits from banks 19 438,227,090 427,099,494 - Deposits from customers 20 756,875,695 721,274,151 - Securities issued 21 351,727,724 306,260,682 - Subordinated debt 22 49,272,445 54,714,526 - Other financial liabilities 23 87,274,045 75,932,392 Financial liabilities measured at fair value through profit or loss 6b and 7b 26,052,033 18,562,103 Other financial instruments with credit risk exposure 39c 2,842,021 3,056,120 - Loan commitments and credits to be released 1,526,865 1,775,512 - Financial guarantees 1,315,156 1,280,608 Technical provisions for insurance, pension plans and capitalization bonds 24 478,934,338 445,994,253 Other provisions 24b 32,751,219 35,460,514 Current income tax liabilities 2,335,556 2,003,486 Deferred income tax liabilities 36d 8,309,729 5,450,471 Other liabilities 26 44,661,296 37,884,970 Total liabilities 2,279,263,191 2,133,693,162 Equity Capital 103,490,055 87,100,000 Treasury shares 27e (288,591) (168,625) Capital reserves 11,441 11,441 Profit reserves 27c 91,505,233 91,064,887 Accumulated other comprehensive income/(loss) (6,243,454) (5,768,664) Equity attributable to controlling shareholders of the parent 188,474,684 172,239,039 Non-controlling interests 28 1,802,497 795,562 Total equity 190,277,181 173,034,601 Total equity and liabilities 2,469,540,372 2,306,727,763 The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 62 Consolidated Financial Statements | Statements of Income Note R$ thousands Nine-month period ended on September 30 2026 2025 Revenue from financial intermediation 203,303,877 168,409,952 - Loans and leases 107,328,484 90,990,190 - Net gain or (loss) with securities and interbank investments 7f III 71,387,723 60,258,054 - Net gain or (loss) from derivative financial instruments 7e 3,122,189 2,500,540 - Financial result from insurance, pension plans and capitalization bonds 6,113,209 4,432,925 - Result of foreign currency operations 5,340,159 (641,875) - Compulsory deposits with the Brazilian Central Bank 11b 9,809,428 8,703,936 - Gain or (loss) on sale or transfer of financial assets 202,685 2,166,182 Expenses from financial intermediation (128,561,158) (102,814,762) - Retail and professional market funding 19e (120,348,770) (97,474,759) - Borrowing and on-lending 19d (8,212,388) (5,340,003) Net revenue from financial intermediation 74,742,719 65,595,190 Expected Losses on Financial Assets 12 (32,240,832) (26,036,232) Gross Income from Financial Intermediation Net of Expected Losses 42,501,887 39,558,958 Other operating income/(expenses) (20,570,732) (22,520,801) - Fee and commission income 29 23,784,908 23,023,199 - Other income from insurance, pension plans and capitalization bonds 24a III 11,274,186 10,552,329 - Personnel expenses 30 (20,306,280) (19,570,286) - Administrative Expenses 31 (16,978,520) (16,444,771) - Tax expenses 32 (6,580,512) (6,098,570) - Share of profit (loss) of associates and jointly controlled entities 15a 1,424,290 1,335,724 - Other operating income 33 8,802,416 8,491,120 - Other operating expenses 34 (17,645,734) (16,703,683) Tax, Civil and Labor Provisions and Others 25 (4,345,486) (7,105,863) Operating profit 21,931,155 17,038,157 Non-operating income/(expense) 35 112,304 (178,732) Income before income tax and non-controlling interests 22,043,459 16,859,425 - Income tax and social contribution 36 (2,590,525) 1,424,812 - Non-controlling shareholders (264,152) (210,728) Net income 19,188,782 18,073,509 Basic and diluted earnings per share based on the weighted average number of shares outstanding (expressed in R$ per share): ¡V Earnings per common share 27f i 1.73 1.62 ¡V Earnings per preferred share (non-subordinated) 27f i 1.90 1.79 The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 63 Consolidated Financial Statements | Statements of Comprehensive Income R$ thousands Nine-month period ended on September 30 2026 2025 Net income for the period attributable to the controlling shareholders 19,188,782 18,073,509 Non-controlling interests 264,152 210,728 Net income attributable to shareholders of the parent and noncontrolling interest 19,452,934 18,284,237 Items that may be subsequently reclassified to the income statement (494,126) 39,455 Financial assets measured at fair value through other comprehensive income (659,295) 216,298 Bradesco and subsidiaries (1,056,553) 684,173 Associates and jointly controlled entities (195,547) (235,767) Tax effect 592,805 (232,108) Hedge Operations 348,553 111,450 Cash flow hedge 280,307 (345,635) Hedge of investment abroad 359,770 575,413 Tax effect (291,524) (118,328) Adjustment for conversion of a foreign subsidiary (183,384) (288,293) Items that cannot be reclassified to the income statement 19,336 643,935 Financial assets measured at fair value through other comprehensive income 19,331 644,626 Bradesco and subsidiaries 27,528 1,009,335 Tax effect (8,197) (364,709) Remeasurement of defined benefit liability (asset) 5 (691) Total other comprehensive income/(loss) (474,790) 683,390 Total comprehensive income 18,978,144 18,967,627 Attributable to shareholders: Shareholders of the parent 18,713,992 18,756,899 Non-controlling interests 264,152 210,728 The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 64 Consolidated Financial Statements | Statements of Changes in Shareholders¡¦Equity R$ thousands Capital Capital increase Capital reserves Profit reserves Accumulated other comprehensive income/ (loss) Treasury shares Accumulated profits/ losses Equity attributable to controlling shareholders of the parent Equity attributable to noncontrolling shareholders Total To be paid in (2) To be realized (3) Share premium Legal Statutory Balances on December 31, 2024 87,100,000 - - 11,441 14,294,978 70,658,011 (11,008,993) (568,728) - 160,486,709 794,924 161,281,633 Adoption of Resolutions 4.966/21 and 4.975/21 - - - - - - 4,520,427 - (3,315,194) 1,205,233 - 1,205,233 Balance as of January 1, 2025 87,100,000 - - 11,441 14,294,978 70,658,011 (6,488,566) (568,728) (3,315,194) 161,691,942 794,924 162,486,866 Cancellation of treasury shares - - - - - (622,724) - 622,724 - - - - Acquisition of treasury shares - - - - - - - (222,621) - (222,621) - (222,621) Increase of non-controlling shareholders' interest - - - - - - - - - - (234,365) (234,365) Asset valuation adjustments (1) - - - - - - 683,390 - - 683,390 - 683,390 Net income - - - - - - - - 18,073,509 18,073,509 210,728 18,284,237 Allocations: Reserves - - - - 903,675 6,533,510 - - (7,437,185) - - - - Interest on equity - - - - - - - (10,636,324) (10,636,324) - (10,636,324) Balances September 30, 2025 87,100,000 - - 11,441 15,198,653 76,568,797 (5,805,176) (168,625) (3,315,194) 169,589,896 771,287 170,361,183 Balances December 31, 2025 87,100,000 - - 11,441 15,356,673 75,708,214 (5,768,664) (168,625) - 172,239,039 795,562 173,034,601 Capital increase with reserves 6,670,000 - - - (6,670,000) - - - - - - - Capital increase through share subscription - 10,000,000 (279,945) - - - - - - 9,720,055 - 9,720,055 Acquisition of treasury shares - - - - - - - (119,966) - (119,966) - (119,966) Increase of non-controlling shareholders' interest - - - - - - - - - - 742,783 742,783 Asset valuation adjustments (1) - - - - - - (474,790) - - (474,790) - (474,790) Net income - - - - - - - - 19,188,782 19,188,782 264,152 19,452,934 Allocations: Reserves - - - - 959,439 6,150,907 - - (7,110,346) - - - - Interest on equity - - - - - - - - (12,078,436) (12,078,436) - (12,078,436) Balances September 30, 2026 93,770,000 10,000,000 (279,945) 11,441 9,646,112 81,859,121 (6,243,454) (288,591) - 188,474,684 1,802,497 190,277,181 (1) Includes the effects of exchange rate changes arising from the translation of investments in foreign operations; (2) Approved by the Brazilian Central Bank on October 08, 2026 (Note 27b); (3) Refers to the unsubscribed shares issued in connection with the capital increase, which were offered at an auction held on October 02, 2026, with all shares being sold. The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 65 Consolidated Financial Statements | Statements of Cash Flow R$ thousands Nine-month period ended on September 30 2026 2025 Cash flows from operating activities: Income before income taxes and non-controlling interests 22,043,459 16,859,425 Adjustments for: 77,938,556 70,801,260 - Expected credit loss associated with credit risk 32,240,832 26,036,232 - Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds 38,530,340 34,225,069 - Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions 4,838,658 7,952,885 ¡V Depreciation and amortization 5,604,513 5,714,854 - Share of profit (loss) of associates and jointly controlled entities (1,424,290) (1,335,724) - (Gain)/loss on sale of non-financial assets held for sale (90,569) (143,140) - Gains/(losses) on the sales of Premises and equipment 8,379 117,796 - (Gain)/loss on sale of investments (417) (51,709) - Foreign exchange variation of assets and liabilities overseas and Other (1,915,857) (1,915,718) - Effect of changes in foreign exchange rates on cash and cash equivalents 146,967 200,715 (Increase) in assets (85,123,080) (146,171,201) - Compulsory deposits with the Brazilian Central Bank (1,984,128) 1,077,875 - Interbank investments 18,548,412 (14,335,877) - Loans and leases (70,289,512) (73,765,963) - Financial assets measured at fair value through profit or loss (7,721,104) (97,032,739) - Deferred income tax assets 5,680,528 313,499 - Other financial assets (4,517,048) 38,334,360 - Other assets (24,840,228) (762,356) (Increase)/Decrease in liabilities 57,474,543 23,346,549 - Deposits and other financial liabilities 58,916,099 25,327,835 - Deferred income tax liabilities 1,317,552 (4,752,024) - Other provisions (13,138,623) (7,485,027) - Other liabilities 23,215,548 16,238,895 Income tax and social contribution paid (12,836,033) (5,983,130) Net cash provided by/(used in) operating activities 72,333,478 (35,163,967) Cash flows from investing activities: Acquisition of financial assets at fair value through other comprehensive income (102,993,046) (63,446,171) Disposal, maturities, and interest of financial assets at fair value through other comprehensive income 112,400,476 102,173,130 Maturities and interest on financial assets at amortized cost 113,498,252 112,884,111 Acquisition of financial assets at amortized cost (111,433,539) (81,654,887) Proceeds from sale of non-financial assets held for sale 1,857,530 730,435 Investment acquisitions (1,006,196) (2,728,230) Sale of investments - 16,711 Dividends and interest on shareholders' equity received 423,131 282,987 Purchase of premises and equipment (1,629,969) (3,520,108) Proceeds from sale of property and equipment 643,158 670,849 Intangible asset acquisitions (5,383,322) (4,040,830) Net cash provided by/(used in) investing activities 6,376,475 61,367,997 Cash flows from financing activities: Funds from securities issued 95,764,374 106,148,486 Settlement and interest payments of securities issued (80,299,291) (91,961,645) Settlement and interest payments of subordinated debts (11,572,278) (11,831,400) Lease payments (845,306) (1,135,546) Non-controlling shareholders 742,783 (234,365) Interest on Shareholders¡¦ Equity/Dividends paid (15,652,965) (9,164,054) Capital increase through share subscription 9,720,055 - Acquisition of treasury shares (119,966) (222,621) Net cash provided by/(used in) financing activities (2,262,594) (8,401,145) Net increase/(decrease) in cash and cash equivalents 76,447,359 17,802,885 Cash and cash equivalents - at the beginning of the period 193,516,834 208,023,801 Effect of changes in foreign exchange rates on cash and cash equivalents (146,967) (200,715) Cash and cash equivalents - at the end of the period 269,817,226 225,625,971 Net increase/(decrease) in cash and cash equivalents 76,447,359 17,802,885 The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 66 Consolidated Financial Statements | Statements of Added Value R$ thousands Nine-month period ended on September 30 2026% 2025% 1 ¡V Revenue 194,668,051 397.3 162,107,176 380.5 1.1) Financial intermediation 203,303,877 414.9 168,409,952 395.3 1.2) Fees and commissions 23,784,908 48.5 23,023,199 54.0 1.3) Expected credit loss associated with credit risk (32,240,832) (65.8) (26,036,232) (61.1) 1.4) Other (179,902) (0.4) (3,289,743) (7.7) 2 ¡V Financial intermediation expenses (128,561,158) (262.4) (102,814,762) (241.3) 3 ¡V Inputs acquired from third parties (12,923,493) (26.4) (12,309,862) (28.9) Outsourced services (3,591,416) (7.3) (3,827,187) (9.0) Data processing (2,796,230) (5.7) (2,044,428) (4.8) Communication (502,267) (1.0) (500,664) (1.2) Asset maintenance (833,770) (1.7) (979,610) (2.3) Financial system services (1,217,938) (2.5) (1,156,062) (2.7) Advertising and marketing (1,069,364) (2.2) (911,335) (2.1) Security and surveillance (330,470) (0.7) (352,928) (0.8) Transport (420,316) (0.9) (463,430) (1.1) Material, water, electricity and gas (295,559) (0.6) (302,110) (0.7) Travel (182,079) (0.4) (142,576) (0.3) Other (1,684,084) (3.4) (1,629,532) (3.8) 4 ¡V Gross added value (1-2-3) 53,183,400 108.5 46,982,552 110.3 5 ¡V Depreciation and amortization (5,604,513) (11.4) (5,714,854) (13.4) 6 ¡V Net added value produced by the entity (4-5) 47,578,887 97.1 41,267,698 96.9 7 ¡V Added value received through transfer 1,424,290 2.9 1,335,724 3.1 Share of profit (loss) of associates and jointly controlled companies 1,424,290 2.9 1,335,724 3.1 8 ¡V Added value to distribute (6+7) 49,003,177 100.0 42,603,422 100.0 9 - Added Value Distributed 49,003,177 100.0 42,603,422 100.0 9.1) Personnel 17,750,245 36.2 16,963,750 39.8 Salaries 11,115,570 22.7 10,358,705 24.3 Benefits 3,928,322 8.0 4,044,006 9.5 Government Severance Indemnity Fund for Employees (FGTS) 824,848 1.7 867,811 2.0 Other 1,881,505 3.8 1,693,228 4.0 9.2) Tax, fees and contributions 11,727,072 23.9 7,280,294 17.1 Federal 10,717,558 21.9 6,332,625 14.9 State 1,747 - 2,873 - Municipal 1,007,767 2.1 944,796 2.2 9.3) Remuneration for providers of capital 72,926 0.1 75,141 0.2 Rental 72,926 0.1 75,141 0.2 9.4) Added Value distributed to shareholders 19,452,934 39.7 18,284,237 42.9 Interest on shareholders' equity 12,078,436 24.6 10,636,324 25.0 Retained earnings 7,110,346 14.5 7,437,185 17.5 Non-controlling Interests' share of retained earnings 264,152 0.5 210,728 0.5 The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 67 Consolidated Financial Statements | Index of Notes The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows: Page 1) GENERAL INFORMATION 68 2) SIGNIFICANT ACCOUNTING POLICIES 68 3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS 72 4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS 73 5) CASH AND CASH EQUIVALENTS 73 6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS 74 7) DERIVATIVE FINANCIAL INSTRUMENTS 75 8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 83 9) BONDS AND SECURITIES AT AMORTIZED COST 85 10) INTERBANK INVESTMENTS 87 11) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK 88 12) LOANS AND OTHER CREDIT EXPOSURES 88 13) OTHER FINANCIAL ASSETS 100 14) NON-FINANCIAL ASSETS HELD FOR SALE 100 15) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES 101 16) PREMISES AND EQUIPMENT 103 17) INTANGIBLE ASSETS 105 18) OTHER ASSETS 106 19) DEPOSITS FROM BANKS 107 20) DEPOSITS FROM CUSTOMERS 109 21) SECURITIES ISSUED 109 22) SUBORDINATED DEBT 110 23) OTHER FINANCIAL LIABILITIES 111 24) PROVISIONS 112 25) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS ¡V TAX AND SOCIAL SECURITY 114 26) OTHER LIABILITIES 118 27) SHAREHOLDERS¡¦ EQUITY 118 28) NON-CONTROLLING INTERESTS IN SUBSIDIARIES 122 29) FEE AND COMMISSION INCOME 122 30) PERSONNEL EXPENSES 122 31) OTHER ADMINISTRATIVE EXPENSES 123 32) TAX EXPENSES 123 33) OTHER OPERATING INCOME 123 34) OTHER OPERATING EXPENSES 124 35) NON-OPERATING INCOME (LOSS) 124 36) INCOME TAXES AND SOCIAL CONTRIBUTION 124 37) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT 127 38) RELATED-PARTY TRANSACTIONS 131 39) RISK AND CAPITAL MANAGEMENT 132 40) OTHER INFORMATION 151 BRADESCO | Consolidated Financial Statements 68 Consolidated Financial Statements | Notes to the Consolidated Financial Statements 1) GENERAL INFORMATION Banco Bradesco S.A. (¡§Bradesco¡¨, the ¡§Bank¡¨, the ¡§Company¡¨ or, together with its subsidiaries, the ¡§Group¡¨ or the "Organization¡¨) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of Sao Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, asset management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market. 2) SIGNIFICANT ACCOUNTING POLICIES Bradesco's consolidated financial statements comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that it controls, as established by Technical Pronouncement CPC 36 (R3) ¡V Consolidated Financial Statements. For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenues, expenses and unrealized profits were eliminated and net income and shareholders¡¦ equity attributable to the noncontrolling interests were accounted for in a separate line. Goodwill on acquisitions of investments in associates and jointly controlled entities is presented in investments (Note 15) and goodwill on acquisitions of subsidiaries is presented in intangible assets (Note 17a). Pursuant to the option provided for in article 77 of CMN Resolution No. 4,966/21, these consolidated financial statements were prepared in addition to Bradesco's consolidated financial statements prepared in accordance with IFRS, which are being issued separately on the same date, accompanied by an independent auditors' report. These consolidated financial statements and selected accompanying notes were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). Including Resolution No. 4,818/20 of the National Monetary Council (CMN) and Resolution BCB No 2/20 of Bacen, and the guidelines emanating from Laws No 4,595/64 (National Financial System Law) and No 6,404/76 (Corporation Law), with the respective amendments introduced by Laws No 11,638/07 and no 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Bacen. The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item in the statement of financial position. The consolidated financial statements present all relevant information for understanding the changes in the Organization's equity and financial situation, in its performance and in its cash flows occurred since the end of the most recent fiscal year, including, at least, BRADESCO | Consolidated Financial Statements 69 Consolidated Financial Statements | Notes to the Consolidated Financial Statements the balance of each one of the groups and subgroups of accounts that are included in the most recent full financial statements. Management declares that all relevant financial information required to be presented in these consolidated financial statements, is being disclosed, and corresponds to the information used by it in the management of the Organization. The consolidated financial statements include estimates and assumptions, that are reviewed at least once a year: the calculation of expected on financial instruments; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them. Bradesco¡¦s consolidated financial statements were approved by the Board of Directors on October 22, 2026. BRADESCO | Consolidated Financial Statements 70 Consolidated Financial Statements | Notes to the Consolidated Financial Statements a) Consolidation Below are the main directly and indirectly owned companies and investment funds included in the consolidated financial statements: Headquarters' location Activity Equity interest Total participation of the Voting Capital September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Financial Sector ¡V Brazil Agora Corretora de Titulos e Valores Mobiliarios S.A. Sao Paulo - Brazil Brokerage 100.00% 100.00% 100.00% 100.00% Banco Bradescard S.A. Sao Paulo - Brazil Credit Card 100.00% 100.00% 100.00% 100.00% Banco Bradesco BBI S.A. Sao Paulo - Brazil Investment bank 100.00% 100.00% 100.00% 100.00% Banco Bradesco BERJ S.A. Sao Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco Financiamentos S.A. Sao Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Losango S.A. Banco Multiplo Rio de Janeiro - Brazil Banking 100.00% 100.00% 100.00% 100.00% Bradesco Administradora de Consorcios Ltda. Sao Paulo - Brazil Consortium management 100.00% 100.00% 100.00% 100.00% Bradesco Leasing S.A. Arrendamento Mercantil Sao Paulo - Brazil Leases 100.00% 100.00% 100.00% 100.00% Bradesco-Kirton Corretora de Cambio S.A. Sao Paulo - Brazil Exchange Broker 99.97% 99.97% 99.97% 99.97% Bradesco S.A. Corretora de Titulos e Valores Mobiliarios Sao Paulo - Brazil Brokerage 100.00% 100.00% 100.00% 100.00% Kirton Bank S.A. Banco Multiplo Sao Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Digio S.A. Sao Paulo - Brazil Digital Bank 100.00% 100.00% 100.00% 100.00% Tivio Capital Distribuidora de Titulos e Valores Mobiliarios S.A. (1) Sao Paulo - Brazil Asset management 100.00% 61.56% 100.00% 61.56% Tempo Servicos Ltda. Minas Gerais - Brazil Services 100.00% 100.00% 100.00% 100.00% Financial Sector ¡V Overseas Banco Bradesco Europa S.A. (2) Luxembourg - Luxembourg Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco S.A. Grand Cayman Branch (2) Georgetown - Cayman Islands Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco S.A. New York Branch (2) New York - United States Banking 100.00% 100.00% 100.00% 100.00% Bradesco Securities, Inc. (2) New York - United States Brokerage 100.00% 100.00% 100.00% 100.00% Bradesco Securities, UK. Limited (2) London - United Kingdom Brokerage 100.00% 100.00% 100.00% 100.00% Bradesco Securities, Hong Kong Limited (2) Hong Kong - China Brokerage 100.00% 100.00% 100.00% 100.00% Bradescard Mexico, sociedad de Responsabilidad Limitada (3) Jalisco - Mexico Credit Card 100.00% 100.00% 100.00% 100.00% Bradesco Bank (4) Florida - United States Banking 100.00% 100.00% 100.00% 100.00% Insurance, Pension Plan and Capitalization Bond Sector - In Brazil Bradesco Auto/RE Companhia de Seguros Rio de Janeiro - Brazil Insurance 100.00% 100.00% 100.00% 100.00% Bradesco Capitalizacao S.A. Sao Paulo - Brazil Capitalization bonds 100.00% 100.00% 100.00% 100.00% Bradesco Seguros S.A. Sao Paulo - Brazil Insurance 99.96% 99.96% 99.96% 99.96% Bradesco Vida e Previdencia S.A. Sao Paulo - Brazil Pension plan/Insurance 100.00% 100.00% 100.00% 100.00% BRADESCO | Consolidated Financial Statements 71 Consolidated Financial Statements | Notes to the Consolidated Financial Statements (1) In February 2026, there was a capital increase through the issuance of shares. In April 2026, all shares of this company were acquired; (2) Brazilian real is the functional currency of these overseas companies; (3) Mexican Peso is the fuctional currency of these overseas companies; (4) US Dollar is the fuctional currency of these overseas companies; (5) Name change from Odontoprev to Bradsaude due to the healthcare business restructuring in April 2026 (Note 40g); and (6) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated. Bradsaude S.A. (5) Sao Paulo - Brazil Health/Dental 91.35% 53.54% 91.35% 53.54% Insurance - Overseas Bradesco Argentina de Seguros S.A. (2) Buenos Aires - Argentina Insurance 99.98% 99.98% 99.98% 99.98% Other Activities - Brazil Andorra Holdings S.A. Sao Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Bradseg Participacoes S.A. Sao Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Nova Paiol Participacoes Ltda. Sao Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Bradescor Corretora de Seguros Ltda. Sao Paulo - Brazil Insurance Brokerage 100.00% 100.00% 100.00% 100.00% BSP Empreendimentos Imobiliarios S.A. Sao Paulo - Brazil Real estate 100.00% 100.00% 100.00% 100.00% Cia. Securitizadora de Creditos Financeiros Sao Paulo - Brazil Credit acquisition 100.00% 100.00% 100.00% 100.00% Investment Funds (6) Bradesco FIC FI RF Cred Priv Premium PGBL/VGBL Sao Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Brad Priv Performance FICFI RF Cred PRIV PGBL/VGBL Sao Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Brad Private PB FIC FI RF Cred Priv PGBL/VGBL Sao Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco Ultra PGBL/VGBL FIC FI RF Cred Priv Sao Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FIC de FI Renda Fixa A PGBL/VGBL Sao Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FI Mult Cred Priv Inv Exterior Pioneiro Sao Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FI Referenciado DI Uniao Sao Paulo - Brazil Investment Fund 98.01% 92.86% 98.01% 92.86% Alpha Fundo de Investimento Multimercado Credito Privado Investimento no Exterior Sao Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FIC FI R.F. PGBL/VGBL Fix Plus Sao Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FIC FI Referenciado DI Galaxia Sao Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% BRADESCO | Consolidated Financial Statements 72 Consolidated Financial Statements | Notes to the Consolidated Financial Statements The consolidated financial statements have been prepared, in all material respects, using principles, methods and accounting criteria consistent with those adopted in the annual financial statements for the year ended December 31, 2025. 3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS a) Standards, amendments and interpretations of standards adopted from January 1, 2026 On November 16, 2022, Law No. 14,467 was enacted, established new rules for deductibility, in the calculation bases of Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL), of credit losses arising from the activities of financial institutions, with effect from January 1, 2025. Subsequently, on December 27, 2024, Law No. 15,078 was published, which established that losses related to defaulted credits on December 31, 2024, which had not been deducted by that date, must comply with a new deduction criterion. Said law also prohibited the deduction, in the 2025 financial year, of losses incurred that exceed the real profit calculated in the respective period. Both losses existing in inventory on December 31, 2024, and those calculated in the year 2025 and not deducted due to the aforementioned limitation, may only be excluded from the IRPJ and CSLL calculation basis in installments, at the rate of 1/84 (one eighty-fourths) or 1/120 (one hundred and twentieths) per calendar month, as applicable, from January 2026. Based on Law No. 14,467/22 and with the changes promoted by Law No. 15,078/2024, as well as RFB Normative Instruction No. 2,201/24, Bradesco opted to apply the deduction criterion at the rate of 1/120 (one hundred and twentieths) for each month of the calculation period, under the terms of ¡±1 of art. 6th of Law No. 14,467, from January 2026. In 2024, CMN Resolution No. 5,185 and BCB Resolution No. 435 were issued, requiring the preparation and disclosure of the Sustainability-Related Financial Information Report, based on CBPS Technical Pronouncement 01 ¡V General Requirements for Disclosure of Sustainability-Related Financial Information and CBPS Technical Pronouncement 02 ¡V Climate-Related Disclosures. The report is required to be prepared from the 2026 fiscal year onwards, subject to the scope and implementation deadlines established by the applicable regulations. b) Standards, amendments and interpretations of standards applicable in future periods In 2023, CMN Resolutions No. 5,100 and BCB No. 352 were issued, complementing CMN Resolution No. 4,966/21, which postponed the validity of Chapter V, which deals with Hedge Accounting, to January 1, 2027. BRADESCO | Consolidated Financial Statements 73 Consolidated Financial Statements | Notes to the Consolidated Financial Statements In 2024, CMN Resolutions No. 5,146 and BCB No. 397 were issued, complementing CMN Resolution 4,966/21, which allowed until December 31, 2026 the use of the renegotiated effective interest rate to calculate the present value of restructured contractual cash flows. In September 2025, were issued Resolutions CMN No. 5,252 and BCB No. 513, which establishes the accounting concepts and criteria for measuring, recognizing, derecognizing, and disclosing sustainability assets and liabilities. The standards comes into effect on January 1, 2027. In February 2026, CMN Resolutions No. 5,281 and BCB No. 550 were issued, which establish the criteria to be observed in the recognition, measurement and accounting disclosure of virtual assets. The standard will become effective starting January 1, 2027. 4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS The significant accounting estimates and judgments used in the preparation of these condensed consolidated interim financial statements are consistent with those adopted for the annual financial statements for the year ended December 31, 2025. 5) CASH AND CASH EQUIVALENTS R$ thousands September 30, 2026 December 31, 2025 Cash and due from banks in domestic currency 12,646,206 12,518,263 Cash and due from banks in foreign currency 1,059,190 2,833,485 Total cash and due from banks 13,705,396 15,351,748 Discretionary deposits at the Central Bank 17,499,998 10,300,000 Reverse repurchase agreements (1) 238,611,832 167,865,086 Total cash and cash equivalents 269,817,226 193,516,834 (1) Mature 90 days or less from the date they were invested and with insignificant risk of change in fair value. BRADESCO | Consolidated Financial Statements 74 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS a) Financial assets at fair value through profit or loss Securities R$ thousands September 30, 2026 December 31, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days No stated maturity Fair Value Amortized cost Net change in fair value Fair Value Net change in fair value - Financial 10,920,558 2,395,768 7,190,031 82,132,973 49,581,640 152,220,970 151,930,840 290,130 172,917,906 (357,386) National treasury bills 9,894,955 - 1,729,996 11,460,749 - 23,085,700 23,019,593 66,107 51,536,310 (31,474) National treasury notes - 710,007 1,336,870 41,817,129 - 43,864,006 43,548,524 315,482 50,049,626 (176,361) Stocks - - - - 25,893,338 25,893,338 25,404,418 488,920 20,708,657 (143,621) Financial treasury bills 453 768,372 3,059,367 12,752,518 - 16,580,710 16,582,536 (1,826) 26,278,755 1,626 Other 1,025,150 917,389 1,063,798 16,102,577 23,688,302 42,797,216 43,375,769 (578,553) 24,344,558 (7,556) - Insurance Group 4,575,939 22,243,478 43,054,266 296,685,444 16,071,133 382,630,260 382,581,726 48,534 354,015,440 395,718 ¡E Insurance and Capitalization bonds 459,184 65,953 8,522,122 12,417,431 3,463,706 24,928,396 24,949,711 (21,315) 27,181,344 (17,585) - Financial treasury bills 434 65,953 8,488,063 12,244,242 - 20,798,692 20,802,510 (3,818) 24,316,693 2,247 - Other 458,750 - 34,059 173,189 3,463,706 4,129,704 4,147,201 (17,497) 2,864,651 (19,832) ¡E Pension plans 4,116,755 22,177,525 34,532,144 284,268,013 12,607,427 357,701,864 357,632,015 69,849 326,834,096 413,303 - Financial treasury bills 16,805 6,722,362 26,417,015 199,733,810 - 232,889,992 232,524,825 365,167 210,928,549 411,862 - Financial bills 2,945,672 14,754,570 6,254,700 12,429,232 - 36,384,174 36,246,597 137,577 42,421,587 209,936 - National treasury notes 384 34,211 970,000 28,822,887 - 29,827,482 30,015,726 (188,244) 21,769,737 (289,440) - Debentures 794,717 145,313 470,425 33,523,990 - 34,934,445 35,097,713 (163,268) 30,223,055 (20,354) - National treasury bills 7,437 - 223,764 9,359,319 - 9,590,520 9,673,178 (82,658) 10,045,814 96,264 - Other 351,740 521,069 196,240 398,775 12,607,427 14,075,251 14,073,976 1,275 11,445,354 5,035 - Other activities - - - 3,240 6,682 9,922 9,921 1 4,050 (2) Other - - - 3,240 6,682 9,922 9,921 1 4,050 (2) Total 15,496,497 24,639,246 50,244,297 378,821,657 65,659,455 534,861,152 534,522,487 338,665 526,937,396 38,330 BRADESCO | Consolidated Financial Statements 75 Consolidated Financial Statements | Notes to the Consolidated Financial Statements b) Liabilities at fair value through profit or loss R$ thousands September 30, 2026 December 31, 2025 Derivative financial instruments 26,052,033 18,562,103 Total 26,052,033 18,562,103 7) DERIVATIVE FINANCIAL INSTRUMENTS Bradesco carries out transactions with derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers¡¦ requests, in order to manage their exposure. These operations involve a range of derivatives, such as interest rate and currency swaps, futures, options, forward contracts, credit derivatives and exchange contracts with immediate and future settlement, accounted for and disclosed as derivatives, in accordance with CMN Resolution No. 4,966/2021. Bradesco¡¦s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries. Derivative financial instruments are measured at fair value and classified in the fair value through profit or loss (FVTPL) category as shown in the consolidated financial statements. Fair value is generally determined based on market quotations or prices applicable to assets or liabilities with similar characteristics. When such quotations are not available, fair value is estimated based on information from market operators, pricing models, discounted cash flows, or other similar techniques. In these cases, determining fair value may require significant judgment or estimation by Management. The fair value of swaps is determined using discounted cash flow modeling techniques, utilizing yield curves that reflect appropriate risk factors. These curves are applied to the pricing of currency swaps, interest rate swaps, and swaps with other risk factors. The information used to construct yield curves is obtained primarily from B3 and the domestic and international secondary markets. The fair value of futures and forward contracts is determined based on market price quotations for exchange-traded derivatives or using methodologies similar to those used in pricing swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. The fair value of credit derivatives is determined based on market quotations or obtained from specialized entities. Current market prices are used to calculate volatility. According to CMN Resolution No. 4,966/2021, foreign exchange portfolio transactions must be treated as derivatives. In this sense, the amounts recorded as rights and BRADESCO | Consolidated Financial Statements 76 Consolidated Financial Statements | Notes to the Consolidated Financial Statements obligations of the foreign exchange portfolio (notional value) are recorded in clearing accounts, and the variation of the fair value in income statements. To estimate the fair value of over-the-counter derivatives, the credit quality of each counterparty is taken into account, thus associating an expected loss for each derivatives portfolio (Credit valuation adjustment). The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps, options and futures, and are registered with B3. Derivatives carried out abroad refer to swaps, forwards, options, credit derivatives and futures transactions carried out, substantially, on the Chicago and New York Stock Exchanges, as well as on the overthe- counter market. Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges. Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds. BRADESCO | Consolidated Financial Statements 77 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements a) Amount of derivative financial instruments recognized by index R$ thousands September 30, 2026 December 31, 2025 Notional value Fair Value Notional value Fair Value Futures contracts Purchase commitments: 248,017,298 (256,960) 232,864,244 (450,905) - Interbank market 141,360,872 40,989 150,634,305 17,542 - Foreign currency 74,529,106 (307,836) 54,344,313 (471,042) - Other 32,127,320 9,887 27,885,626 2,595 Sale commitments: 254,690,347 316,136 165,612,193 523,762 - Interbank market (1) 173,026,742 (73,559) 111,724,128 (21,535) - Foreign currency (2) 47,718,454 376,394 30,741,161 530,151 - Other 33,945,151 13,301 23,146,904 15,146 Option contracts Long position: 864,589,534 2,326,041 783,864,910 1,828,145 - Interbank market 749,274,853 143,174 718,584,779 106,261 - Foreign currency 14,879,580 973,118 9,616,237 1,121,228 - Other 100,435,101 1,209,749 55,663,894 600,656 Unrestricted position: 873,835,157 (3,341,282) 790,685,040 (2,645,067) - Interbank market 769,430,710 (159,048) 721,019,609 (113,341) - Foreign currency 16,703,978 (1,166,608) 15,908,308 (947,331) - Other 87,700,469 (2,015,626) 53,757,123 (1,584,395) Forward contracts Purchase commitments: 123,731,470 1,448,156 76,859,205 (200,542) - Foreign currency 102,500,217 (1,492,788) 64,714,131 (1,459,502) - Other 21,231,253 2,940,944 12,145,074 1,258,960 Sale commitments: 94,125,121 (759,128) 53,889,171 456,033 - Foreign currency (2) 80,221,757 637,890 45,530,533 520,221 - Other 13,903,364 (1,397,018) 8,358,638 (64,188) Foreign exchange contracts Purchase commitments: 34,230,239 (179,275) 24,877,800 (57,213) - Foreign currency 34,230,239 (179,275) 24,877,800 (57,213) Sale commitments: 12,631,475 208,675 6,878,489 (110,916) - Foreign currency 12,631,475 208,675 6,878,489 (110,916) Swap contracts Assets (long position): 184,179,550 10,513,638 928,071,044 9,550,875 - Interbank market 88,311,664 5,948,471 75,975,089 4,695,032 - Fixed rate 17,792,221 585,675 315,081,578 454,827 - Foreign currency 51,356,244 1,227,538 521,032,423 2,485,099 - IGPM (General Index of market pricing) 30,049 31,931 31,221 29,994 - Other 26,689,372 2,720,023 15,950,733 1,885,923 Liabilities (short position): 113,632,359 (8,076,584) 873,497,122 (6,480,535) - Interbank market 49,993,921 (2,182,386) 32,343,513 (1,378,695) - Fixed rate 12,223,075 (948,032) 470,848,308 (725,508) - Foreign currency 18,745,109 (2,336,344) 355,159,513 (2,649,262) - IGPM (General Index of market pricing) 103,000 (126,570) 103,000 (116,300) - Other 32,567,254 (2,483,252) 15,042,788 (1,610,770) Derivatives include operations maturing in D+1 (day following the reporting date). (1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$119,275,697 thousand (R$100,113,669 thousand December 31, 2025); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$16,410,837 thousand (R$10,625,523 thousand December 31, 2025) (Note 7f II); and (2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$40,112,074 thousand (R$39,781,569 thousand December 31, 2025). BRADESCO | Consolidated Financial Statements 78 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Breakdown of derivative financial instruments (assets and liabilities) shown at fair value and by maturity R$ thousands September 30, 2026 December 31, 2025 1 to 90 days 91 to 180 days 181 to 360 days More than 360 days Fair Value Fair Value Swaps 901,159 523,801 425,974 8,662,704 10,513,638 9,550,875 Futures 101,489 18,101 15,492 432,259 567,341 704,787 Forward purchases 1,742,878 468,970 748,040 4,742,071 7,701,959 4,456,699 Forward sales (1) 870,708 117,306 365,391 5,568,185 6,921,590 4,309,590 Purchases of foreign currency receivable 880 6,890 4,298 - 12,068 122,989 Sales of foreign currencies receivable 208,805 8 - - 208,813 2,655 Premiums on exercisable options 1,567,013 154,510 196,650 407,868 2,326,041 1,828,145 Total assets (A) 5,392,932 1,289,586 1,755,845 19,813,087 28,251,450 20,975,740 Swaps (309,639) (259,936) (332,921) (7,174,088) (8,076,584) (6,480,535) Future (225,348) (99,479) (101,151) (82,187) (508,165) (631,930) Forward purchases (974,105) (552,321) (927,452) (3,799,925) (6,253,803) (4,657,241) Forward sales (1,129,671) (55,654) (233,859) (6,261,534) (7,680,718) (3,853,557) Foreign currency purchases payable (93,231) (64,614) (33,498) - (191,343) (180,202) Sales of foreign currencies payable - - (104) (34) (138) (113,571) Premiums on written options (1,523,844) (162,774) (242,904) (1,411,760) (3,341,282) (2,645,067) Total liabilities (B) (4,255,838) (1,194,778) (1,871,889) (18,729,528) (26,052,033) (18,562,103) Net position (A-B) 1,137,094 94,808 (116,044) 1,083,559 2,199,417 2,413,637 (1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. c) Futures, Options, forward, exchange and swap contracts ¡V Nominal Value R$ thousands September 30, 2026 December 31, 1 to 90 days 91 to 180 days 181 to 360 days 2025 More than 360 days Total Futures contracts (1) 115,736,435 93,037,938 73,300,257 220,633,015 502,707,645 398,476,437 Option contracts 869,895,695 527,080,033 331,619,281 9,829,682 1,738,424,691 1,574,549,950 Forward contracts (1) 84,579,480 67,848,900 28,916,790 36,511,421 217,856,591 130,748,376 Foreign exchange contracts 36,666,615 4,351,064 5,408,088 435,947 46,861,714 31,756,289 Swap contracts 22,453,097 11,953,263 16,122,858 247,282,691 297,811,909 1,801,568,166 Total September 30, 2026 1,129,331,322 704,271,198 455,367,274 514,692,756 2,803,662,550 Total December 31, 2025 3,937,099,218 (1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. BRADESCO | Consolidated Financial Statements 79 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements d) Types of margin offered in guarantee of derivative financial instruments R$ thousands September 30, 2026 December 31, 2025 Government securities National treasury notes 9,287,312 6,392,456 National treasury bills 7,543,909 7,516,255 Total 16,831,221 13,908,711 e) Gains and losses, net R$ thousands Nine-month period ended on September 30 2026 2025 Futures contracts (1) 2,031,258 4,945,207 Option contracts (971,017) (133,840) Forward contracts (1) 793,101 (3,407,443) Foreign exchange contracts (110,537) 1,359,146 Swap contracts 815,299 355,859 Foreign exchange variation of assets and liabilities overseas 564,085 (618,389) Total (Note 7f III) 3,122,189 2,500,540 (1) Includes the gain (loss) and the respective adjustment to the fair value of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments. f) Nominal values of derivative financial instruments, by trading location and conterparty R$ thousands September 30, 2026 December 31, 2025 B3 (stock exchange) 2,156,195,732 1,911,030,109 B3 (over-the-counter) 418,262,247 321,618,678 - Financial Institutions 95,857,953 54,045,774 - Companies 319,618,790 265,717,785 - Individuals 2,785,504 1,855,119 Overseas (stock exchange) (1) 67,375,679 48,081,288 Overseas (over-the-counter) (1) 161,828,892 1,656,369,143 Total 2,803,662,550 3,937,099,218 (1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets. I) Credit Default Swap (CDS) In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement. In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment. R$ thousands September 30, 2026 December 31, 2025 Risk received in credit swaps - Notional 2,259,225 1,840,305 - Debt securities issued by companies 1,300,831 1,195,369 - Brazilian government bonds 958,394 644,936 Risk transferred in credit swaps - Notional (129,523) (137,560) - Companies bonds (129,523) (137,560) BRADESCO | Consolidated Financial Statements 80 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements The contracts related to credit derivatives transactions described above are due in 2036. There were no credit events, as defined in the agreements, during the period. II) Hedge Accounting Hedge accounting is a practice that uses derivative financial instruments with the objective of reducing or eliminating the accounting mismatches that exist in a hedging relationship between a hedging instrument and a hedged item. In other words, this methodology seeks to offset, in whole or in part, the risks arising from exposures to specific factors that may affect the institution¡¦s income statement or other comprehensive income. The hedge effectiveness may be impacted primarily when, during the hedging relationship period, changes occur in the market risk environment or in the counterparty¡¦s credit risk. As of September 30 , 2026, Bradesco maintained hedge positions, in accordance with Bacen Circular No. 3,082/02, composed of: Cash Flow Hedge - The financial instruments classified in this category, aim to reduce exposure to future changes in interest and foreign exchange rates. The effective portion of the changes in fair value of these instruments, is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. With respect to the interest rate risk associated with DI, the hedge accounting strategies designated for the instruments classified in this category make use of DI Futures contracts traded on B3, swaps and IRS of FED funds. The maturity terms extend through 2032, converting the cash flows into fixed rates. The effectiveness measured in the hedge portfolio complies with the applicable regulatory requirements. Strategy R$ thousands Object Instruments Hedge object (carrying amount) Hedge instrument (nominal value) Hedging instrument (carrying amount) Fair value adjustment recorded in equity* (effective portion) September 30, 2026 Assets Securities Hedge - interest receipts 16,824,600 16,534,356 16,410,837 (123,519) Liabilities Funding hedge - interest payments 117,956,165 119,150,311 119,275,697 125,386 December 31, 2025 Assets Securities Hedge - interest receipts 11,034,575 10,665,135 10,625,523 (39,611) Liabilities Funding hedge - interest payments 102,370,447 100,352,489 100,113,669 (238,820) * Gross tax effects. Changes in the value of the hedged item used as the basis for recognizing hedge ineffectiveness for the period are reflected in the fair value of the instrument through effectiveness testing. The ineffective portion is recognized directly in profit or loss. For the nine-month period ended September 30, 2026, an amount of R$ (831) thousand was recorded in profit or loss (2025 - R$ 0 thousand). BRADESCO | Consolidated Financial Statements 81 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Fair value hedge ¡V The financial instruments classified in this category are intended to offset the risks arising from exposure to changes in the fair value of the hedged item. The effective portion of the gains or losses on the instrument is measured by variation of adjustment to the fair value of the instruments and is recognized in statement of income, net of tax effects. Related to the risk exposure of fixed-rate funding liabilities and fixed-rate government securities, the hedge accounting strategies designated for the instruments classified in this category make use of DI Futures contracts, with maturities extending through 2036. The effectiveness assessed for the hedge portfolio is in compliance with the requirements established by the applicable regulations. Strategy R$ thousands Object Instruments Hedge object (carrying amount) Fair value adjustment recorded in income* (effective portion) Hedge instrument (nominal value) Hedge instruments (fair value) Fair value adjustment Assets Government Securities Hedge 2,439 15 2,569 2,554 (15) Liabilities Financial letter hedge 134,647 3,161 138,467 135,336 (3,131) Total September 30, 2026 137,086 3,176 141,036 137,890 (3,146) Liabilities Financial letter hedge 79,857 1,489 81,342 79,938 (1,405) Total December 31, 2025 79,857 1,489 81,342 79,938 (1,405) (*) Gross of tax effects. There was an ineffective portion for the nine-month period ended September 30, 2026, in the amount of R$7 thousand (2025 ¡V R$ 0). Hedge of investments abroad - The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. For foreign investment hedge strategies, prospective effectiveness is assessed by demonstrating the existence of an economic relationship between the hedged item and the hedging instrument, including tests based on stress scenarios. Retrospective effectiveness is assessed by comparing the foreign exchange variation of the investment with the foreign exchange variation of the derivative, taking into account the related tax effects. The hedge ratio is determined by dividing the foreign exchange variation of the hedged item by the foreign exchange variation of the hedging instrument. Economic offset arises because both are exposed to the same risk factor (foreign exchange risk), with the effective portion recognized in equity (Other Comprehensive Income - OCI) and the ineffective portion recognized immediately in profit or loss. Both strategies are designed to achieve an effective level of economic offset, reflecting the risk management strategy adopted by Management. BRADESCO | Consolidated Financial Statements 82 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements With respect to foreign currency risk, for which the functional currency differs from the Brazilian real, the hedge accounting strategies designated for the instruments classified in this category make use of Forward contracts and U.S. Dollar Futures contracts, with the hedged item being the foreign investment referenced in MXN (Mexican Peso) and USD (U.S. Dollar). The effectiveness verified in the hedge portfolio is in accordance with current regulations. Strategy R$ thousands Object Instruments Hedge object (carrying amount) Hedge instrument (nominal value) Hedging instrument (carrying amount) Fair value adjustment recorded in equity* (effective portion) Assets Hedge of net investment in a foreign operation 5,301,778 6,643,877 5,796,211 (847,666) Total September 30, 2026 5,301,778 6,643,877 5,796,211 (847,666) Assets Hedge of net investment in a foreign operation 5,177,416 7,084,010 5,876,575 (1,207,436) Total December 31, 2025 5,177,416 7,084,010 5,876,575 (1,207,436) * Gross tax effects. Changes in the value of the hedged item used as the basis for recognizing hedge ineffectiveness for the period are reflected in the fair value of the instrument through effectiveness testing. The ineffective portion is recognized directly in profit or loss. For the period ended September 30, 2026, the ineffective portion recognized in profit or loss amounted to R$ (1,005) thousand (2025 - R$ 3,317 thousand). III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments R$ thousands Nine-month period ended on September 30 2026 2025 Interest income from investments in securities 39,443,439 34,964,064 Gains/(losses) at fair value through profit or loss (1,233,849) (524,756) Gains/(losses) at fair value through other comprehensive income 62,812 222,905 Gains/(losses) at amortized cost (11,932) (188,918) Interbank investments (Note 10b) 33,127,253 25,784,759 Net gain or (loss) with Securities 71,387,723 60,258,054 Financial income from insurance, pension plans and capitalization bonds (1) 6,113,209 4,432,925 Net gain or (loss) from derivative financial instruments (Note 7e) 3,122,189 2,500,540 Total 80,623,121 67,191,519 (1) In the nine-month period ended September 30, 2026, comprises financial income from insurance, pension plans and capitalization in the amount of R$44,643,549 thousand (2025 - R$38,657,994 thousand) and indexation expenses and interest on insurance technical provisions, pension and capitalization in the amount of R$(38,530,340) thousand (2025 - R$(34,225,069) thousand). BRADESCO | Consolidated Financial Statements 83 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME a) Financial assets at fair value through other comprehensive income Securities R$ thousands September 30, 2026 December 31, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days No stated maturity Fair Value Amortized cost Net change in fair value Fair Value Net change in fair value - Financial 2,089,339 3,336,746 4,018,507 64,053,149 134,136 73,631,877 74,344,176 (712,299) 75,633,721 (300,349) National treasury bills 893,544 - 1,682,478 24,837,490 - 27,413,512 27,612,534 (199,022) 23,468,765 (118,413) Financial treasury bills - 1,524,852 2,168,945 9,753,995 - 13,447,792 13,445,871 1,921 17,584,551 13,876 Foreign government bonds 1,144,048 1,395,269 - 591,872 - 3,131,189 3,180,615 (49,426) 8,177,931 10,865 National treasury notes - 177,872 167,084 20,353,452 - 20,698,408 21,051,104 (352,696) 11,567,339 (240,196) Debentures - - - 5,241,001 - 5,241,001 5,345,321 (104,320) 7,204,821 (39,415) Other 51,747 238,753 - 3,275,339 134,136 3,699,975 3,708,731 (8,756) 7,630,314 72,934 - Insurance Group - 4,531,365 719 30,069,568 4,403,083 39,004,735 43,427,900 (4,423,165) 34,318,425 (4,780,930) ¡E Insurance and Capitalization bonds - 3,428,556 - 9,624,619 2,861,733 15,914,908 18,386,429 (2,471,521) 13,951,865 (2,797,450) - National treasury notes - 3,428,556 - 8,199,159 - 11,627,715 13,190,111 (1,562,396) 10,180,253 (1,786,205) - Stocks - - - - 2,858,965 2,858,965 3,768,530 (909,565) 3,264,232 (1,006,704) - Other - - - 1,425,460 2,768 1,428,228 1,427,788 440 507,380 (4,541) ¡E Pension plans - 1,102,809 719 20,444,949 1,541,350 23,089,827 25,041,471 (1,951,644) 20,366,560 (1,983,480) - National treasury notes - 1,020,368 - 19,952,064 - 20,972,432 22,969,841 (1,997,409) 17,463,770 (2,101,649) - Stocks - - - - 1,541,350 1,541,350 1,469,605 71,745 2,454,642 141,503 - Other - 82,441 719 492,885 - 576,045 602,025 (25,980) 448,148 (23,334) - Other activities - - - - 550 550 158 392 417 259 Other - - - - 550 550 158 392 417 259 Total 2,089,339 7,868,111 4,019,226 94,122,717 4,537,769 112,637,162 117,772,234 (5,135,072) 109,952,563 (5,081,020) Net gains and losses on financial assets at FVOCI consist mainly of the recording of changes in the fair value of financial assets when they are sold, which are substantially fixed income securities. Gains and losses recognized in income resulting from the derecognition of these assets totaled R$62,812 thousand in the nine-month period ended September 30, 2026 (2025 ¡V R$222,905 thousand). BRADESCO | Consolidated Financial Statements 84 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Investments in equity instruments designated at fair value through other comprehensive income R$ thousands Cost Adjustments to Fair Value Fair Value Marketable equity securities and other stocks 5,238,800 (837,318) 4,401,482 Total September 30, 2026 5,238,800 (837,318) 4,401,482 Marketable equity securities and other stocks 6,584,739 (864,846) 5,719,893 Total December 31, 2025 6,584,739 (864,846) 5,719,893 Due to the disposal of equity instruments designated at FVOCI at initial recognition, an amount of R$232,406 thousand was transferred within equity during the nine-month period ended September 30, 2026 (2025 ¡V R$(631,804) thousand), whose fair value at the date of disposal was R$4,090,121 thousand (2025 ¡V R$2,504,010 thousand). The Group adopted the option of designating equity instruments at fair value through other comprehensive income upon initial recognition. c) Reconciliation of expected losses of financial assets at FVOCI R$ thousands Stage 1 Stage 2 Stage 3 Total Expected loss of financial assets at FVOCI as of December 31, 2025 22,679 - - 22,679 Assets originated/remeasured, settled or paid (12,108) - - (12,108) Expected loss of financial assets at FVOCI as of September 30, 2026 10,571 - - 10,571 R$ thousands Stage 1 Stage 2 Stage 3 Total Balance as of January 1, 2025 13,022 1,565 - 14,587 Assets originated/remeasured, settled or paid (6,349) (1,565) - (7,914) Expected loss of financial assets at FVOCI as of September 30, 2025 6,673 - - 6,673 BRADESCO | Consolidated Financial Statements 85 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 9) BONDS AND SECURITIES AT AMORTIZED COST Securities R$ thousands September 30, 2026 December 31, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days Amortized cost (1) Amortized cost (1) - Financial 4,048,818 25,648,178 27,713,624 202,839,361 260,249,981 237,440,530 Debentures 330,165 588,237 1,735,858 56,679,279 59,333,539 45,461,966 National treasury notes - 16,809,777 3,247,722 35,776,830 55,834,329 61,049,035 National treasury bills 664,745 - 10,045,712 27,364,539 38,074,996 49,236,191 Rural product notes 1,497,326 3,085,430 3,565,157 31,065,204 39,213,117 36,570,552 Promissory notes 1,448,572 1,900,057 3,992,575 23,095,627 30,436,831 24,803,822 Brazilian foreign debt securities - - - 22,178,313 22,178,313 8,596,248 Other 108,010 3,264,677 5,126,600 6,679,569 15,178,856 11,722,716 - Insurance Group - 355,999 - 52,424,574 52,780,573 53,022,028 ¡E Insurance and Capitalization bonds - 355,999 - 12,580,048 12,936,047 12,799,968 - National treasury notes - 355,999 - 12,580,048 12,936,047 12,799,968 ¡E Pension plans - - - 39,844,526 39,844,526 40,222,060 - National treasury notes - - - 39,844,526 39,844,526 40,222,060 Total 4,048,818 26,004,177 27,713,624 255,263,935 313,030,554 290,462,558 (1) Net of provisions for expected credit losses associated with credit risk. I) Reconciliation of expected losses of securities at amortized cost: R$ thousands Stage 1 Stage 2 Stage 3 Total (1) Expected loss of financial assets at amortized cost as of December 31, 2025 639,544 258,256 2,701,022 3,598,822 Transferred to Stage 1 - (23,386) (70,522) (93,908) Transferred to Stage 2 (24,625) - (9,937) (34,562) Transferred to Stage 3 (45,197) (85,252) - (130,449) Transfer from Stage 1 - 24,625 45,197 69,822 Transfer from Stage 2 23,386 - 85,252 108,638 Transfer from Stage 3 70,522 9,937 - 80,459 Assets originated/remeasured, settled or paid (184,236) 168,215 1,536,548 1,520,527 Expected loss of financial assets at amortized cost as of September 30, 2026 479,394 352,395 4,287,560 5,119,349 (1) The expected loss expense is recorded as ¡§Expected credit losses on financial assets¡¨ in the Consolidated Income Statement. BRADESCO | Consolidated Financial Statements 86 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands Stage 1 Stage 2 Stage 3 Total (1) Expected loss of financial assets at amortized cost on January 1, 2025 711,909 50,705 5,408,826 6,171,440 Transferred to Stage 1 - (1,673) (6,698) (8,371) Transferred to Stage 2 (105,185) - (64,304) (169,489) Transferred to Stage 3 (8,196) (9,535) - (17,731) Transfer from Stage 1 - 105,185 8,196 113,381 Transfer from Stage 2 1,673 - 9,535 11,208 Transfer from Stage 3 6,698 64,304 - 71,002 Assets originated/remeasured, settled or paid 40,191 470,582 (729,142) (218,369) Expected loss of financial assets at amortized cost as of September 30, 2025 647,090 679,568 4,626,413 5,953,071 (1) The expected loss expense is recorded as ¡§Expected credit losses on financial assets¡¨ in the Consolidated Income Statement. BRADESCO | Consolidated Financial Statements 87 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 10) INTERBANK INVESTMENTS a) Breakdown and maturity R$ thousands September 30, 2026 December 1 to 30 days 31, 2025 31 to 180 days 181 to 360 days More than 360 days Total Reverse repurchase agreements: Own portfolio position 43,055,573 4,838,772 135,853 12,415 48,042,613 58,749,019 ¡´ National treasury notes 23,389,589 4,197,407 - - 27,586,996 7,175,313 ¡´ National treasury bills 10,598,211 - - - 10,598,211 28,845,351 ¡´ Financial treasury bills 5,919,817 146,464 - - 6,066,281 18,697,809 ¡´ Other 3,147,956 494,901 135,853 12,415 3,791,125 4,030,546 Funded position 172,010,696 28,216,004 - - 200,226,700 116,609,034 ¡´ National treasury notes 68,365,197 25,489,700 - - 93,854,897 48,400,219 ¡´ National treasury bills 54,298,305 - - - 54,298,305 34,430,472 ¡´ Financial treasury bills 49,347,194 2,511,147 - - 51,858,341 33,544,362 ¡´ Other - 215,157 - - 215,157 233,981 Unrestricted position 9,633,937 14,757,089 - - 24,391,026 42,971,769 ¡´ Financial treasury bills 9,633,937 14,757,089 - - 24,391,026 42,971,769 Subtotal 224,700,206 47,811,865 135,853 12,415 272,660,339 218,329,822 Interest-earning deposits in other banks: ¡´ Interest-earning deposits in other banks: 2,999,415 3,482,402 6,543,183 1,757,314 14,782,314 16,450,822 Subtotal 2,999,415 3,482,402 6,543,183 1,757,314 14,782,314 16,450,822 Investments in foreign currencies: ¡´ Notice Period 31,360 - - - 31,360 46,590 ¡´ Fixed Term 209,375 - - - 209,375 657,820 Subtotal 240,735 - - - 240,735 704,410 September 30, 2026 227,940,356 51,294,267 6,679,036 1,769,729 287,683,388% 79.3 17.8 2.3 0.6 100.0 December 31, 2025 186,589,621 40,311,107 6,410,950 2,173,376 235,485,054% 79.3 17.1 2.7 0.9 100.0 b) Income from interbank investment These amounts are presented in the income statement as a component of revenue from financial intermediation ¡V Net gain or (loss) with Securities and interbank investments. R$ thousands Nine-month period ended on September 30 2026 2025 Income from investments in purchase and sale commitments: ¡E Own portfolio position 4,889,196 7,066,752 ¡E Funded position 20,749,265 13,846,037 ¡E Unrestricted position 3,685,067 1,890,836 Subtotal 29,323,528 22,803,625 Income from interest-earning deposits in other banks/Others 3,803,725 2,981,134 Total (Note 7f III) 33,127,253 25,784,759 BRADESCO | Consolidated Financial Statements 88 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 11) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK a) Reserve requirement and Other deposits R$ thousands Remuneration September 30, 2026 December 31, 2025 Compulsory Reserve Requirement on Demand Deposits (1) Not remunerated 5,144,032 9,484,964 Compulsory deposit ¡V savings deposits Savings index 17,720,255 18,374,413 Compulsory deposit ¡V time deposits Selic rate 90,499,290 83,520,072 Discretionary deposits at the Central Bank Selic rate 17,499,998 10,300,000 Total 130,863,575 121,679,449 (1) Includes the effect of the deduction from the reserve requirement on demand deposits, in accordance with BCB Resolution No. 551/26 (Note 40). b) Revenue from compulsory and other deposits with the Brazilian Central Bank R$ thousands Nine-month period ended on September 30 2026 2025 Reserve requirement ¡V Bacen (Compulsory deposit) 9,725,085 8,675,784 Reserve requirement ¡V SFH (1) 84,343 28,152 Total 9,809,428 8,703,936 (1) Deposits requirement to SFH (Housing Finance System) are recorded under caption ¡§Other assets¡¨. 12) LOANS AND OTHER CREDIT EXPOSURES a) Loans by type of product R$ thousands September 30, 2026 December 31, 2025 Companies 367,138,655 350,644,851 - Financing and On-lending 145,947,665 137,576,819 - Export financing 36,312,914 34,763,790 - Housing loans 37,849,256 34,911,156 - On-lending BNDES/Finame 28,616,779 24,475,073 - Vehicle loans 22,400,143 23,074,448 - Import 13,029,088 12,986,200 - Leases 7,739,485 7,366,152 - Borrowings 201,403,079 196,080,018 - Working capital 152,025,077 143,640,424 - Rural loans (b) 18,994,306 13,324,492 - Other 30,383,696 39,115,102 - Limit operations (1) 19,787,911 16,988,014 Individuals 459,201,667 441,022,363 - Financing and On-lending 174,996,017 161,548,810 - Housing loans 118,452,785 112,626,278 - Vehicle loans 49,834,695 41,797,766 - On-lending BNDES/Finame 5,966,268 6,616,649 - Other 742,269 508,117 - Borrowings 192,528,139 189,710,201 - Personal credit 167,900,081 166,083,249 - Rural loans (b) 16,709,956 17,680,946 - Other 7,918,102 5,946,006 - Limit operations (1) 91,677,511 89,763,352 Total portfolio 826,340,322 791,667,214 Expected losses associated with credit risk (47,774,752) (48,347,141) Total of loan operations, net (2) 778,565,570 743,320,073 (1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid; and (2) Composed of Loans Operations - R$666,020,021 thousand (R$627,852,869 thousand December 31, 2025), Leases - R$7,880,038 thousand (R$7,520,084 thousand December 31, 2025), and Other Financial Assets - R$104,665,511 thousand (R$107,947,119 thousand December 31, 2025), net of provisions for expected losses. BRADESCO | Consolidated Financial Statements 89 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Rural loans (Resource Allocation) For the 2026/2027 Crop Plan, rural credit is projected to be allocated in the amount of R$47,462,404 thousand (R$43,271,452 thousand December 31, 2025), corresponding to the sum of the liability on the VSR - Value Subject to Collection (31.5%) and Agribusiness Credit Bill - LCA (60%). To comply with these obligations Bradesco uses the following instruments: Rural Loan; DIR - Rural Interfinancial Deposits; CPR ¡V Rural Producer Bond and CDCA ¡V Agribusiness Credit Rights Certificate. The direct and indirect costs to meet this requirement are the normal costs linked to loan operations. There is no forecast of costs for non-compliance with the liabilities. BRADESCO | Consolidated Financial Statements 90 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements i. Reconciliation of the gross book value of loan operations Stage 1 R$ thousands Balance as of December 31, 2025 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated/ (Settlements) Balance as of September 30, 2026 (1) Companies 315,712,014 (7,967,520) (6,646,258) 702,853 118,592 26,144,093 328,063,774 - Financing 129,715,484 (1,855,667) (866,554) 189,337 32,967 10,158,590 137,374,157 - Borrowings 171,690,221 (5,684,452) (5,591,249) 457,202 72,608 13,390,504 174,334,834 - Revolving 14,306,309 (427,401) (188,455) 56,314 13,017 2,594,999 16,354,783 Individuals 381,758,647 (10,613,412) (6,566,276) 2,994,048 1,022,759 24,537,697 393,133,463 - Financing 146,242,851 (5,099,632) (2,019,214) 1,203,928 232,704 16,192,694 156,753,331 - Borrowings 162,121,415 (3,648,832) (4,302,395) 1,200,344 450,352 7,269,835 163,090,719 - Revolving 73,394,381 (1,864,948) (244,667) 589,776 339,703 1,075,168 73,289,413 Total 697,470,661 (18,580,932) (13,212,534) 3,696,901 1,141,351 50,681,790 721,197,237 (1) Of the total assets allocated in the first stage, R$1,259,734 thousand have delays exceeding 30 days. Stage 2 R$ thousands Balance as of December 31, 2025 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated/ (Settlements) Balance as of September 30, 2026 Companies 11,609,481 (702,853) (3,224,131) 7,967,520 655,431 (566,599) 15,738,849 - Financing 2,488,318 (189,337) (595,775) 1,855,667 9,707 (457,255) 3,111,325 - Borrowings 8,155,902 (457,202) (2,514,158) 5,684,452 630,744 (246,211) 11,253,527 - Revolving 965,261 (56,314) (114,198) 427,401 14,980 136,867 1,373,997 Individuals 25,431,262 (2,994,048) (3,780,406) 10,613,412 1,032,680 (797,077) 29,505,823 - Financing 9,431,592 (1,203,928) (1,249,933) 5,099,632 157,968 (692,057) 11,543,274 - Borrowings 10,868,536 (1,200,344) (1,434,926) 3,648,832 749,269 (611,737) 12,019,630 - Revolving 5,131,134 (589,776) (1,095,547) 1,864,948 125,443 506,717 5,942,919 Total 37,040,743 (3,696,901) (7,004,537) 18,580,932 1,688,111 (1,363,676) 45,244,672 BRADESCO | Consolidated Financial Statements 91 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Stage 3 R$ thousands Balance as of December 31, 2025 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated/ (Settlements) (3) (Write off) Balance as of September 30, 2026 (1) (2) Companies 23,323,356 (118,592) (655,431) 6,646,258 3,224,131 (567,130) (8,516,560) 23,336,032 - Financing 5,373,017 (32,967) (9,707) 866,554 595,775 (856,459) (474,030) 5,462,183 - Borrowings 16,233,895 (72,608) (630,744) 5,591,249 2,514,158 (1,069,436) (6,751,796) 15,814,718 - Revolving 1,716,444 (13,017) (14,980) 188,455 114,198 1,358,765 (1,290,734) 2,059,131 Individuals 33,832,454 (1,022,759) (1,032,680) 6,566,276 3,780,406 15,977,084 (21,538,400) 36,562,381 - Financing 5,874,367 (232,704) (157,968) 2,019,214 1,249,933 (816,279) (1,237,151) 6,699,412 - Borrowings 16,720,250 (450,352) (749,269) 4,302,395 1,434,926 9,222,268 (13,062,428) 17,417,790 - Revolving 11,237,837 (339,703) (125,443) 244,667 1,095,547 7,571,095 (7,238,821) 12,445,179 Total 57,155,810 (1,141,351) (1,688,111) 13,212,534 7,004,537 15,409,954 (30,054,960) 59,898,413 (1) Of the total credit operations allocated to the third stage, R$19,835,663 thousand are originated from restructured operations; (2) The Organization does not have contracts with the same counterparty that were not allocated to Stage 3, as their credit risk is significantly lower when compared to the other instruments classified as credit-impaired assets; and (3) Originated balances mainly refer to restructured operations. Consolidated - All stages R$ thousands Balance as of December 31, 2025 Originated/ (Settlements) (Write off) (1) Balance as of September 30, 2026 (1) Companies 350,644,851 25,010,364 (8,516,560) 367,138,655 - Financing 137,576,819 8,844,876 (474,030) 145,947,665 - Borrowings 196,080,018 12,074,857 (6,751,796) 201,403,079 - Revolving 16,988,014 4,090,631 (1,290,734) 19,787,911 Individuals 441,022,363 39,717,704 (21,538,400) 459,201,667 - Financing 161,548,810 14,684,358 (1,237,151) 174,996,017 - Borrowings 189,710,201 15,880,366 (13,062,428) 192,528,139 - Revolving 89,763,352 9,152,980 (7,238,821) 91,677,511 Total 791,667,214 64,728,068 (30,054,960) 826,340,322 (1) Of the total operations, R$721,197,237 thousand have low credit risk compared to the total portfolio. In addition, 61% of the operations are secured. BRADESCO | Consolidated Financial Statements 92 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Stage 1 R$ thousands Balance as of January 1, 2025 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated/ (Settlements) Balance as of September 30, 2025 (1) Companies 282,633,333 (4,315,591) (2,871,196) 756,853 328,291 16,472,021 293,003,711 - Financing 125,114,755 (1,379,309) (640,207) 200,150 85,178 2,426,286 125,806,853 - Borrowings 145,133,328 (2,629,455) (2,119,658) 494,321 222,448 11,768,655 152,869,639 - Revolving 12,385,250 (306,827) (111,331) 62,382 20,665 2,277,080 14,327,219 Individuals 347,118,718 (8,297,508) (5,120,965) 3,144,781 2,105,132 31,540,235 370,490,393 - Financing 132,000,317 (3,843,851) (1,641,379) 1,283,303 285,581 15,026,050 143,110,021 - Borrowings 149,534,315 (2,914,303) (3,261,904) 1,331,701 1,277,343 13,030,033 158,997,185 - Revolving 65,584,086 (1,539,354) (217,682) 529,777 542,208 3,484,152 68,383,187 Total 629,752,051 (12,613,099) (7,992,161) 3,901,634 2,433,423 48,012,256 663,494,104 (1) Of the total assets allocated in the first stage, R$932,910 thousand are more than 30 days overdue. Stage 2 R$ thousands Balance as of January 1, 2025 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated/ (Settlements) Balance as of September 30, 2025 Companies 6,946,383 (756,853) (1,075,172) 4,315,591 787,688 32,703 10,250,340 - Financing 1,861,943 (200,150) (242,097) 1,379,309 15,008 (450,017) 2,363,996 - Borrowings 4,363,092 (494,321) (727,774) 2,629,455 753,921 417,208 6,941,581 - Revolving 721,348 (62,382) (105,301) 306,827 18,759 65,512 944,763 Individuals 21,911,700 (3,144,781) (3,338,795) 8,297,508 1,414,657 (428,426) 24,711,863 - Financing 8,443,456 (1,283,303) (1,067,829) 3,843,851 180,438 (990,148) 9,126,465 - Borrowings 9,169,428 (1,331,701) (1,444,005) 2,914,303 1,111,815 221,754 10,641,594 - Revolving 4,298,816 (529,777) (826,961) 1,539,354 122,404 339,968 4,943,804 Total 28,858,083 (3,901,634) (4,413,967) 12,613,099 2,202,345 (395,723) 34,962,203 BRADESCO | Consolidated Financial Statements 93 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Stage 3 R$ thousands Balance as of January 1, 2025 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated/ (Settlements) (3) (Write off) Balance as of September 30, 2025 (1) (2) Companies 26,373,476 (328,291) (787,688) 2,871,196 1,075,172 2,651,013 (8,519,689) 23,335,189 - Financing 5,494,788 (85,178) (15,008) 640,207 242,097 (696,768) (355,715) 5,224,423 - Borrowings 19,479,034 (222,448) (753,921) 2,119,658 727,774 2,311,012 (7,128,065) 16,533,044 - Revolving 1,399,654 (20,665) (18,759) 111,331 105,301 1,036,769 (1,035,909) 1,577,722 Individuals 34,274,975 (2,105,132) (1,414,657) 5,120,965 3,338,795 11,829,571 (17,536,123) 33,508,394 - Financing 4,432,803 (285,581) (180,438) 1,641,379 1,067,829 (516,163) (589,579) 5,570,250 - Borrowings 18,622,180 (1,277,343) (1,111,815) 3,261,904 1,444,005 6,130,557 (10,062,333) 17,007,155 - Revolving 11,219,992 (542,208) (122,404) 217,682 826,961 6,215,177 (6,884,211) 10,930,989 Total 60,648,451 (2,433,423) (2,202,345) 7,992,161 4,413,967 14,480,584 (26,055,812) 56,843,583 (1) Of the total credit operations allocated to the third stage, R$22,558,189 thousand are originated from restructured operations; (2) The Organization does not have contracts that were not allocated to Stage 3, due to the credit risk being significantly lower compared to other instruments of the same counterparty characterized as assets with credit recovery issues; and (3) Originated balances mainly refer to restructured operations. Consolidated - All stages R$ thousands Balance as of January 1, 2025 Originated/ (Settlements) (Write off) (1) Balance as of September 30, 2025 (1) Companies 315,953,192 19,155,737 (8,519,689) 326,589,240 - Financing 132,471,486 1,279,501 (355,715) 133,395,272 - Borrowings 168,975,454 14,496,875 (7,128,065) 176,344,264 - Revolving 14,506,252 3,379,361 (1,035,909) 16,849,704 Individuals 403,305,393 42,941,380 (17,536,123) 428,710,650 - Financing 144,876,576 13,519,739 (589,579) 157,806,736 - Borrowings 177,325,923 19,382,344 (10,062,333) 186,645,934 - Revolving 81,102,894 10,039,297 (6,884,211) 84,257,980 Total 719,258,585 62,097,117 (26,055,812) 755,299,890 (1) Of the total operations, R$663,494,104 thousand have low credit risk compared to the total portfolio. In addition, 59% of the operations are secured. BRADESCO | Consolidated Financial Statements 94 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements c) Reconciliation of expected losses from loans Stage 1 R$ thousands Balance as of December 31, 2025 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Constitution/ (Reversion) Balance as of September 30, 2026 Companies 3,014,137 (148,264) (153,582) 47,018 59,912 (289,545) 2,529,676 - Financing 744,812 (30,192) (15,573) 11,622 8,841 (87,302) 632,208 - Borrowings 1,917,021 (105,363) (129,913) 33,432 46,485 (249,466) 1,512,196 - Revolving 352,304 (12,709) (8,096) 1,964 4,586 47,223 385,272 Individuals 6,290,262 (269,045) (348,665) 248,861 476,040 (319,500) 6,077,953 - Financing 506,205 (48,785) (39,982) 44,612 60,232 (135,423) 386,859 - Borrowings 3,831,979 (163,344) (298,960) 175,754 269,177 21,130 3,835,736 - Revolving 1,952,078 (56,916) (9,723) 28,495 146,631 (205,207) 1,855,358 Total 9,304,399 (417,309) (502,247) 295,879 535,952 (609,045) 8,607,629 Stage 2 R$ thousands Balance as of December 31, 2025 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Constitution/ (Reversion) Balance as of September 30, 2026 Companies 1,349,825 (47,018) (318,877) 148,264 470,434 1,135 1,603,763 - Financing 229,533 (11,622) (60,470) 30,192 2,123 47,948 237,704 - Borrowings 922,561 (33,432) (230,973) 105,363 463,358 (151,542) 1,075,335 - Revolving 197,731 (1,964) (27,434) 12,709 4,953 104,729 290,724 Individuals 3,842,292 (248,861) (979,127) 269,045 574,561 1,057,089 4,514,999 - Financing 510,253 (44,612) (172,155) 48,785 44,616 59,212 446,099 - Borrowings 2,483,313 (175,754) (492,696) 163,344 475,077 592,984 3,046,268 - Revolving 848,726 (28,495) (314,276) 56,916 54,868 404,893 1,022,632 Total 5,192,117 (295,879) (1,298,004) 417,309 1,044,995 1,058,224 6,118,762 BRADESCO | Consolidated Financial Statements 95 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Stage 3 R$ thousands Balance as of December 31, 2025 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Constitution/ (Reversion) (Write off) Balance as of September 30, 2026 Companies 12,088,629 (59,912) (470,434) 153,582 318,877 6,940,584 (8,516,560) 10,454,766 - Financing 1,914,855 (8,841) (2,123) 15,573 60,470 (196,048) (474,030) 1,309,856 - Borrowings 9,020,147 (46,485) (463,358) 129,913 230,973 5,647,055 (6,751,796) 7,766,449 - Revolving 1,153,627 (4,586) (4,953) 8,096 27,434 1,489,577 (1,290,734) 1,378,461 Individuals 21,761,996 (476,040) (574,561) 348,665 979,127 22,092,808 (21,538,400) 22,593,595 - Financing 2,689,704 (60,232) (44,616) 39,982 172,155 1,042,769 (1,237,151) 2,602,611 - Borrowings 11,744,256 (269,177) (475,077) 298,960 492,696 13,125,435 (13,062,428) 11,854,665 - Revolving 7,328,036 (146,631) (54,868) 9,723 314,276 7,924,604 (7,238,821) 8,136,319 Total 33,850,625 (535,952) (1,044,995) 502,247 1,298,004 29,033,392 (30,054,960) 33,048,361 Consolidated - All stages R$ thousands Balance as of December 31, 2025 Constitution/ (Reversion) (1) (Write off) Balance as of September 30, 2026 Companies 16,452,591 6,652,174 (8,516,560) 14,588,205 - Financing 2,889,200 (235,402) (474,030) 2,179,768 - Borrowings 11,859,729 5,246,047 (6,751,796) 10,353,980 - Revolving 1,703,662 1,641,529 (1,290,734) 2,054,457 Individuals 31,894,550 22,830,397 (21,538,400) 33,186,547 - Financing 3,706,162 966,558 (1,237,151) 3,435,569 - Borrowings 18,059,548 13,739,549 (13,062,428) 18,736,669 - Revolving 10,128,840 8,124,290 (7,238,821) 11,014,309 Total 48,347,141 29,482,571 (30,054,960) 47,774,752 (1) Relates to early settlements, maturities and modifications. BRADESCO | Consolidated Financial Statements 96 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Stage 1 R$ thousands Balance as of January 1, 2025 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Constitution/ (Reversion) Balance as of September 30, 2025 Companies 3,594,618 (142,307) (112,526) 66,836 171,188 (317,443) 3,260,366 - Financing 1,001,834 (30,391) (13,410) 14,582 41,971 (60,508) 954,078 - Borrowings 2,273,738 (101,890) (93,351) 50,130 122,053 (313,675) 1,937,005 - Revolving 319,046 (10,026) (5,765) 2,124 7,164 56,740 369,283 Individuals 6,157,999 (235,506) (262,867) 304,258 1,033,375 (612,073) 6,385,186 - Financing 437,710 (33,998) (26,369) 44,637 71,177 (32,429) 460,728 - Borrowings 3,845,053 (150,442) (227,052) 233,975 730,911 (428,786) 4,003,659 - Revolving 1,875,236 (51,066) (9,446) 25,646 231,287 (150,858) 1,920,799 Total 9,752,617 (377,813) (375,393) 371,094 1,204,563 (929,516) 9,645,552 Stage 2 R$ thousands Balance as of January 1, 2025 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Constitution/ (Reversion) Balance as of September 30, 2025 Companies 988,363 (66,836) (195,862) 142,307 469,174 (98,289) 1,238,857 - Financing 238,312 (14,582) (48,293) 30,391 7,498 55,389 268,715 - Borrowings 619,065 (50,130) (123,713) 101,890 455,313 (216,421) 786,004 - Revolving 130,986 (2,124) (23,856) 10,026 6,363 62,743 184,138 Individuals 3,236,267 (304,258) (857,502) 235,506 777,743 650,354 3,738,110 - Financing 414,750 (44,637) (127,297) 33,998 50,482 93,871 421,167 - Borrowings 2,158,363 (233,975) (487,545) 150,442 677,453 228,749 2,493,487 - Revolving 663,154 (25,646) (242,660) 51,066 49,808 327,734 823,456 Total 4,224,630 (371,094) (1,053,364) 377,813 1,246,917 552,065 4,976,967 BRADESCO | Consolidated Financial Statements 97 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Stage 3 R$ thousands Balance as of January 1, 2025 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Constitution/ (Reversion) (Write off) Balance as of September 30, 2025 Companies 15,090,689 (171,188) (469,174) 112,526 195,862 6,573,298 (8,519,689) 12,812,324 - Financing 2,180,059 (41,971) (7,498) 13,410 48,293 366,650 (355,715) 2,203,228 - Borrowings 12,049,650 (122,053) (455,313) 93,351 123,713 5,035,443 (7,128,065) 9,596,726 - Revolving 860,980 (7,164) (6,363) 5,765 23,856 1,171,205 (1,035,909) 1,012,370 Individuals 21,391,524 (1,033,375) (777,743) 262,867 857,502 18,271,160 (17,536,123) 21,435,812 - Financing 1,790,547 (71,177) (50,482) 26,369 127,297 1,263,036 (589,579) 2,496,011 - Borrowings 12,686,999 (730,911) (677,453) 227,052 487,545 9,966,872 (10,062,333) 11,897,771 - Revolving 6,913,978 (231,287) (49,808) 9,446 242,660 7,041,252 (6,884,211) 7,042,030 Total 36,482,213 (1,204,563) (1,246,917) 375,393 1,053,364 24,844,458 (26,055,812) 34,248,136 Consolidated - All stages R$ thousands Balance as of January 1, 2025 Constitution/ (Reversion) (1) (Write off) Balance as of September 30, 2025 Companies 19,673,670 6,157,566 (8,519,689) 17,311,547 - Financing 3,420,205 361,531 (355,715) 3,426,021 - Borrowings 14,942,453 4,505,347 (7,128,065) 12,319,735 - Revolving 1,311,012 1,290,688 (1,035,909) 1,565,791 Individuals 30,785,790 18,309,441 (17,536,123) 31,559,108 - Financing 2,643,007 1,324,478 (589,579) 3,377,906 - Borrowings 18,690,415 9,766,835 (10,062,333) 18,394,917 - Revolving 9,452,368 7,218,128 (6,884,211) 9,786,285 Total 50,459,460 24,467,007 (26,055,812) 48,870,655 (1) Relates to early settlements, maturities and modifications. BRADESCO | Consolidated Financial Statements 98 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements d) Restructured Loans Operations The total balance of ¡§Loans Operations¡¨ associated with credit risk, includes restructurings loans. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount. Restructurings may occur after debts are past due or when the Company has information about a significant deterioration in the client¡¦s creditworthiness. The purpose of such restructurings is to adapt the loan to reflect the client¡¦s actual payment capacity. The following table shows changes made and our analysis of our portfolio of restructured loans: R$ thousands 2026 2025 Opening balances 26,612,639 34,755,068 Amount restructured (1) 16,860,434 13,629,742 Amount received/Others (2) (10,568,810) (10,411,837) Write-offs (7,460,334) (9,668,308) Final balance as of September 30 25,443,929 28,304,665 Expected credit losses associated with credit risk (12,498,718) (15,399,367) Total of restructured loan operations, net of expected loss 12,945,211 12,905,298 Expected loss on restructured loan operations as a percentage of total restructured loan operations 49.1% 54.4% Total of restructured loan operations as a percentage of the total credit portfolio 3.1% 3.7% Total restructured loan operations as a percentage of the total loans, net of expected loss 3.3% 4.0% (1) The Organization opted to use Article 71-A of CMN Resolution 5146 of June 26, 2024, which allows institutions to use the effective interest rate renegotiated up to December 31, 2026, to calculate the present value of restructured contractual cash flows; and (2) Includes the settlement of restructured contracts through the realization of new operations. At the time a loan is modified, Management considers the new loan¡¦s conditions and restructured maturity, and it is no longer considered past due. From the date of modification, restructured interest begins to accrue, using the effective interest rate method, taking into consideration the client¡¦s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point. Additionally, any balances related to restructured loans and advances to customers that have already been written off and recorded in off balance accounts, as well as any gains from restructurings, are recognized only when received. BRADESCO | Consolidated Financial Statements 99 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements e) Expected losses net of recoveries Provision expense for expected losses associated with credit risk, net of recovery of written-off credits. R$ thousands Nine-month period ended on September 30 2026 2025 Amount recorded 32,240,832 26,036,232 Amount recovered (5,144,695) (4,143,299) Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1) 27,096,137 21,892,933 (1) In the nine-month period ended September 30, 2026, there were credit assignments for operations already written off as losses in the amount of R$92,914 thousand (2025 ¡V R$606,063 thousand), whose sales value was R$23,760 thousand (2025 ¡V R$86,457 thousand) and credit assignments for active operations in the amount of R$249,571 thousand (2025 ¡V R$2,662 thousand), whose sales value was R$35,770 thousand (2025 ¡V R$76 thousand), without retention of risks and benefits. f) Items not recorded on the balance sheet The table below shows the amounts representing the total risk of items not recorded on the balance sheet (off balance): R$ thousands September 30, 2026 December 31, 2025 Loan commitments (1) 363,363,866 358,376,828 Financial guarantees (2) 133,022,192 125,119,738 Letters of credit for imports 1,151,163 356,071 Total 497,537,221 483,852,637 (1) Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and (2) Refers to guarantees mostly provided for Corporate customers. Financial guarantees are conditional commitments of loans issued to ensure a client's performance before a third party. Under these guarantees, we generally have the right to make a regressive claim against the client to recover any amounts paid. In addition, we may retain cash resources or other high liquidity guarantees to ensure these commitments. Contracts are subject to the same credit assessments applied in other credit concessions. The committed letters of credit are issued to guarantee public and private debt issuance agreements, including commercial papers, securities financing and similar transactions. The committed letters of credit are subject to the credit assessment of the client by the Management. The letters of credit are commitments issued to ensure a client¡¦s performance to a third party. We issue international letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions for the shipment of products. Contracts are subject to the same credit assessments applied in other credit concessions. BRADESCO | Consolidated Financial Statements 100 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 13) OTHER FINANCIAL ASSETS R$ thousands September 30, 2026 December 31, 2025 Receivables from payment transactions (1) 69,053,631 68,690,210 Trade and credit receivables (1) 28,809,921 30,918,155 Debtors for escrow deposits 24,228,638 23,808,198 Advances on foreign exchange contracts (1) 14,861,522 12,094,380 Receivables 6,496,942 5,817,881 Specific amounts 8,858,408 8,309,872 Securities trading 8,141,918 6,014,189 Other 1,277,432 2,981,601 Total 161,728,412 158,634,486 (1) Includes transactions with credit characteristics, totaling R$104,665,511 thousand (R$107,947,119 thousand December 31, 2025) (Note 12a). 14) NON-FINANCIAL ASSETS HELD FOR SALE R$ thousands September 30, 2026 December 31, 2025 Non-current assets held for sale and discontinued operations Real estate 1,870,013 1,184,225 Vehicles and similar 533,763 426,895 Machinery and equipment 2,330 1,742 Total (1) 2,406,106 1,612,862 (1) Net balances of provisions for impairment of assets. Assets received in full or partial settlement of debtors¡¦ payment obligations are classified as non.financial assets held for sale, to be disposed of through auction processes, which generally occur within one year. Non.financial assets held for sale are intended for disposal, for which sale in their present condition is highly probable, and the completion of the sale is expected to occur within one year. BRADESCO | Consolidated Financial Statements 101 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 15) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES a) Composition of Investments in associates and jointly controlled entities (joint venture) Companies R$ thousands September 30, 2026 Headquarter s' location Equity interest Shareholdi ng interest with voting rights Investmen t carrying amount Current assets Noncurrent assets Current liabilities Non-current liabilities Share of profit (loss) of associates and jointly controlle d entities (1) Accumulated other comprehensi ve income Total comprehensi ve income Haitong Banco de Investimento do Brasil S.A. Sao Paulo - Brazil 20.00% 20.00% 99,712 5,032,633 1,919,926 4,489,738 1,964,261 (9,578) - (9,578) Tecnologia Bancaria S.A. (2) Sao Paulo - Brazil 24.55% 24.32% 279,207 828,768 2,515,490 423,421 1,902,489 30,089 - 30,089 Swiss Re Corporate Solutions Brasil (2) Sao Paulo - Brazil 40.00% 40.00% 495,320 2,495,473 2,191,247 2,774,240 913,179 7,810 (5,466) 2,344 Elo Participacoes Ltda. (3) Sao Paulo - Brazil 50.01% 50.01% 1,853,762 1,825,041 6,296,592 66,029 4,348,828 652,164 (71,504) 580,660 Other (4) 12,350,589 743,805 Total September 30, 2026 15,078,590 1,424,290 (1) Share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not arising from the result, as well as the adjustments for alignment of accounting practices, when applicable; (2) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the financial statements, permitted by regulation. As of September 30, 2026, the Organization received dividends and/or interest on equity of R$46,800 thousand relating to the Company Swiss Re Corporate Solutions Brasil; (3) Brazilian company, provider of services related to credit and debit cards and other means of payment. For the nine-month period ended September 30, 2026, the Organization received dividends and/or interest on shareholders¡¦ equity totaling R$203,544 thousand from Elo Participacoes Ltda.; and (4) Primarily includes investments in Cielo S.A., Fleury S.A. and Banco John Deere. Organization received dividends in the amount of R$170,501 thousand in the nine-month period ended September 30, 2026. BRADESCO | Consolidated Financial Statements 102 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Companies R$ thousands December 31, 2025 Nine-month period ended on September 30, 2025 Headquarters ' location Equity interest Shareholdi ng interest with voting rights Investmen t carrying amount Current assets Noncurrent assets Current liabilities Noncurrent liabilities Share of profit (loss) of associates and jointly controlled entities (1) Accumula ted other comprehe nsive income/(l oss) Total comprehe nsive income Haitong Banco de Investimento do Brasil S.A. Sao Paulo - Brazil 20.00% 20.00% 109,290 5,862,399 2,236,478 5,255,969 2,299,487 16,785 1,188 17,973 Tecnologia Bancaria S.A. (2) Sao Paulo - Brazil 24.55% 24.32% 249,118 766,711 2,473,255 668,796 1,579,574 7,985 - 7,985 Swiss Re Corporate Solutions Brasil (2) Sao Paulo - Brazil 40.00% 40.00% 534,853 3,075,599 2,171,323 3,187,083 959,644 15,930 (7,368) 8,562 Elo Participacoes Ltda. (3) Sao Paulo - Brazil 50.01% 50.01% 1,305,990 1,433,582 6,152,357 597,993 4,375,461 665,282 (71,681) 593,601 Other (4) 11,149,182 629,742 Total December 31, 2025 13,348,433 Total on September 30, 2025 1,335,724 (1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable; (2) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the consolidated financial statements, permitted by regulation; (3) Brazilian company, provider of services related to credit and debit cards and other means of payment; and (4) Primarily includes investments in Cielo S.A., Fleury S.A. and Banco John Deere. Organization received dividends of R$123,957 thousand in the nine-month period ended September 30, 2025 from Cielo S.A. BRADESCO | Consolidated Financial Statements 103 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 16) PREMISES AND EQUIPMENT a) Composition by class of premises and equipment R$ thousands Balances September 30, 2026 Carrying amount of depreciation/amortiz ation December 31, 2025 Depreciation rate Cost Accumulated depreciation/a mortization Accumulated impairment of nonfinancial assets Carrying amount of depreciation/a mortization Buildings 4% 1,613,190 (1,161,734) (219) 451,237 342,296 Land - 700,321 - - 700,321 699,712 Installations, property and equipment for use 10% 5,026,185 (2,654,577) (558) 2,371,050 2,305,891 Rights of Use - 3,049,068 (1,204,873) 1,844,195 2,157,630 Security and communication systems 10% to 20% 356,374 (247,327) (1,674) 107,373 124,830 Data processing systems 20% to 40% 7,361,157 (5,139,268) (4,582) 2,217,307 2,408,924 Transportation systems 10% to 20% 326,698 (159,170) - 167,528 178,496 Assets under construction - 336,109 - - 336,109 408,830 Balances September 30, 2026 18,769,102 (10,566,949) (7,033) 8,195,120 Balance as of December 31, 2025 18,958,155 (10,320,008) (11,538) 8,626,609 Bradesco entered into leasing contracts basically for real estate and data processing equipment, which are recorded as leased buildings and equipment in fixed assets. See Note on Other Financial Liabilities for disclosure of the obligation. BRADESCO | Consolidated Financial Statements 104 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Net change in premises and equipment in use by class R$ thousands Buildings Land Installations, property and equipment for use Security and communications systems Data processing systems Transportation systems Other (1) Total (2) Balance as of December 31, 2025 342,296 699,712 2,305,891 124,830 2,408,924 178,496 2,566,460 8,626,609 Additions / Reductions 147,204 609 508,963 (895) 292,937 12,320 278,677 1,239,815 Depreciation/Amortization (38,263) - (443,804) (16,562) (484,554) (23,288) (664,833) (1,671,304) Balances September 30, 2026 451,237 700,321 2,371,050 107,373 2,217,307 167,528 2,180,304 8,195,120 Balance on January 1, 2025 330,752 713,838 2,079,067 119,670 3,432,633 207,142 547,277 7,430,379 Additions / Reductions 69,769 (10,154) 128,224 26,241 (365,940) 1,211 2,882,112 2,731,463 Depreciation/Amortization (35,820) - (378,598) (21,356) (527,962) (24,794) (919,608) (1,908,138) Balances on September 30, 2025 364,701 703,684 1,828,693 124,555 2,538,731 183,559 2,509,781 8,253,704 (1) Includes premises and equipment in Progress and Rights of Use; and (2) Includes underlying assets identified in lease contracts recognized within the scope of Resolution 4.975/21. The fixed assets to shareholders¡¦ equity ratio is 31.8% (26.9% December 31, 2025) when only considering companies and payment institutions within the economic group (the ¡§Prudential Conglomerate¡¨), where the maximum limit is 50.0%, as determined by CMN Resolution No. 4,957/21. BRADESCO | Consolidated Financial Statements 105 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 17) INTANGIBLE ASSETS a) Goodwill The goodwill recognized from investment acquisitions totaled R$4,366,172 thousand (R$4,061,719 thousand December 31, 2025), net of provisions for impairment and accumulated amortization, of which: (i) R$2,994,432 thousand (R$2,552,155 thousand December 31, 2025) recognized in ¡¥Investments¡¦ arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss/Grupo Santa/Others); and (ii) R$1,371,740 thousand (R$1,509,564 thousand December 31, 2025) arose from the acquisition of shares of subsidiaries, related to future profitability, customer portfolio and fair value, which is amortized in up to twenty years, recognized in Intangible Assets. Goodwill was amortized for the nine-month period ended September 30, 2026, in the amount of R$210,582 thousand (2025 - R$259,515 thousand). b) Intangible assets Acquired intangible assets consist of: R$ thousands September 30, 2026 Net cost December 31, 2025 (2) Rate of Amortization (1) Cost Accumulated amortization Accumulated impairment of nonfinancial assets Net cost (2) Acquisition of rights to provide financial services Contract term 10,466,014 (5,496,820) (50,907) 4,918,287 5,659,298 Software Up to 10% 33,353,931 (18,490,133) (6,744) 14,857,054 12,441,232 Goodwill (3) Up to 20% 14,019,692 (12,548,978) (98,974) 1,371,740 1,509,564 Other Contract term 2,290,175 (1,318,221) - 971,954 1,058,828 Total September 30, 2026 60,129,812 (37,854,152) (156,625) 22,119,035 Total December 31, 2025 55,101,662 (34,014,565) (418,175) 20,668,922 (1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under ¡§Other Administrative Expenses¡¨; and (ii) Acquisition of rights to provide financial services and Goodwill in ¡§Other Operating Expenses¡¨; (2) Net amortization cost and provisions for impairment of assets; and (3) September 30, 2026, was primarily composed of goodwill on the acquisition of equity interest in Bradesco Bank ¡V R$664,338 thousand (R$700,167 thousand December 31, 2025), Odonto System ¡V R$2,545 thousand (R$4,836 thousand December 31, 2025), Bradescard Mexico ¡V R$5,501 thousand (R$6,061 thousand December 31, 2025), Kirton Bank - R$361,031 thousand (R$382,942 thousand December 31, 2025), RCB Investimentos ¡V R$2,803 thousand (R$4,485 thousand December 31, 2025), Banco Digio ¡V R$22,739 thousand (R$60,170 thousand December 31, 2025) and Tivio Capital Distribuidora de Valores Mobiliarios ¡V R$76,502 thousand (R$98,069 thousand December 31, 2025). c) Changes in intangible assets by type R$ thousands December 31, 2025 Additions /(reduction s) Amortization for the period Septemb er 30, 2026 Acquisition of rights to provide financial services 5,659,298 670,819 (1,411,830) 4,918,287 Software 12,441,232 4,672,366 (2,256,544) 14,857,054 Goodwill ¡V Future profitability 351,545 72,758 (139,979) 284,324 Goodwill ¡V Based on intangible assets 809,501 (60,522) 748,979 Goodwill ¡V Difference in fair value of assets/liabilities 348,518 - (10,081) 338,437 Other 1,058,828 (32,621) (54,253) 971,954 Total 20,668,922 5,383,322 (3,933,209) 22,119,035 BRADESCO | Consolidated Financial Statements 106 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands On January 1st, 2025 Additions /(reduction s) Amortization for the period On Septemb er 30, 2025 Acquisition of rights to provide financial services 5,553,483 828,408 (1,395,571) 4,986,320 Software 10,287,797 2,788,985 (2,080,751) 10,996,031 Goodwill ¡V Future profitability 660,471 483,052 (182,087) 961,436 Goodwill ¡V Based on intangible assets 903,626 - (72,907) 830,719 Goodwill ¡V Difference in fair value of assets/liabilities 354,660 - (4,521) 350,139 Other 1,230,115 55,421 (185,916) 1,099,620 Total 18,990,152 4,155,866 (3,921,753) 19,224,26 5 18) OTHER ASSETS R$ thousands September 30, 2026 December 31, 2025 Interbank and interdepartmental accounts 1,453,703 159,265 Other debtors 2,578,024 5,132,552 Prepaid expenses (i) 10,184,970 5,081,590 Other assets and values 96,161 92,925 Other (1) 5,975,434 5,670,921 Total 20,288,292 16,137,253 (1) Primarily includes inventories, receivables, other advances, prepaid expenses and reimbursable payments, as well as R$2,060,445 thousand (December 31, 2025: R$2,060,445 thousand) in shares of publicly traded companies received in settlement of obligations, recorded as investments held for sale in accordance with Resolution No. 4,817/20, and measured based on an independent valuation report. It also includes investment property amounting to R$1,263,935 thousand (December 31, 2025: R$1,383,569 thousand), with a fair value of R$2,782,980 thousand (December 31, 2025: R$2,667,698 thousand). The fair value of the properties was determined by independent appraisers in accordance with ABNT NBR 14.653 (Brazilian Technical Standards Association), using recognized valuation methodologies appropriate to the characteristics and market conditions of each property. The resulting values are properly supported and comply with the applicable regulations. I) Prepaid expenses R$ thousands September 30, 2026 December 31, 2025 Deferred insurance acquisition costs (1) 4,170,302 3,324,757 Commission for the placement of loans and financing (2) 4,266 7,782 Advertising and marketing expenses (3) 271,651 135,435 Other (4) 5,738,751 1,613,616 Total 10,184,970 5,081,590 (1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products; (2) Commissions paid to storeowners, car dealers and correspondent banks ¡V payroll-deductible loans; (3) Prepaid expenses of future advertising and marketing campaigns on media; (4) It includes, primarily: (i) the advance of the monthly contribution in the form of payment in a single installment to the Credit Guarantee Fund ¡V FGC (note 40d); (ii) IT infrastructure expenses; and (iii) card issue costs. BRADESCO | Consolidated Financial Statements 107 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 19) DEPOSITS FROM BANKS R$ thousands September 30, 2026 December 31, 1 to 30 days 2025 31 to 180 days 181 to 360 days More than 360 days Total Demand deposits - Financial Institutions 1,189,230 - - - 1,189,230 1,203,130 Interbank deposits 215,456 317,214 5,176,493 554,082 6,263,245 5,485,877 Securities sold under agreements to repurchase (a) 319,167,102 32,233,978 264,867 38,002 351,703,949 349,702,217 Borrowings (b) 8,885,683 16,422,734 14,242,639 3,774,752 43,325,808 38,999,650 On-lending (c) 1,175,014 5,744,750 6,358,819 22,466,275 35,744,858 31,708,620 Total September 30, 2026 330,632,485 54,718,676 26,042,818 26,833,111 438,227,090% 75.4 12.5 5.9 6.2 100.0 Total December 31, 2025 327,014,095 56,709,308 20,169,509 23,206,582 427,099,494% 76.6 13.3 4.7 5.4 100.0 a) Securities sold under agreements to repurchase R$ thousands September 30, 2026 December 1 to 30 days 31, 2025 31 to 180 days 181 to 360 days More than 360 days Total Own securities 116,112,928 8,041,251 264,867 38,002 124,457,048 189,066,034 ¡´ Government securities 70,664,841 4,375,365 - - 75,040,206 143,816,805 ¡´ Corporate securities 20,575,492 3,665,886 264,867 - 24,506,245 29,296,620 ¡´ Foreign 24,872,595 - - 38,002 24,910,597 15,952,609 Sale of securities purchased under reverse repos (1) 191,397,748 9,300,417 - - 200,698,165 116,869,622 Sale of securities with no restriction on right to resell or repledge the collateral (1) 11,656,426 14,892,310 - - 26,548,736 43,766,561 Total September 30, 2026 319,167,102 32,233,978 264,867 38,002 351,703,949% 90.7 9.2 0.1 - 100.0 Total December 31, 2025 316,634,256 31,214,807 6,658 1,846,49 6 349,702,217% 90.6 8.9 - 0.5 100.0 (1) Represented by government securities. b) Borrowing R$ thousands September 30, 2026 December 1 to 30 days 31, 2025 31 to 180 days 181 to 360 days More than 360 days Total In Brazil - - - 230 230 - Overseas 8,885,683 16,422,734 14,242,639 3,774,522 43,325,578 38,999,650 Total September 30, 2026 8,885,683 16,422,734 14,242,639 3,774,752 43,325,808% 20.5 37.9 32.9 8.7 100.0 Total December 31, 2025 5,056,343 21,178,358 11,120,445 1,644,504 38,999,650% 13.0 54.3 28.5 4.2 100.0 BRADESCO | Consolidated Financial Statements 108 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements c) On-lending (1) R$ thousands September 30, 2026 December 1 to 30 31, 2025 days 31 to 180 days 181 to 360 days More than 360 days Total In Brazil 1,175,014 5,744,750 6,358,819 22,466,275 35,744,858 31,708,620 - FINAME 745,888 2,829,016 3,453,991 12,126,059 19,154,954 19,573,938 - BNDES 364,685 2,915,562 2,319,644 9,548,440 15,148,331 11,160,513 - National Treasury - - 584,817 - 584,817 481,783 - Other institutions 64,441 172 367 791,776 856,756 492,386 Total September 30, 2026 1,175,014 5,744,750 6,358,819 22,466,275 35,744,858% 3.3 16.0 17.8 62.9 100.0 Total December 31, 2025 1,175,067 4,086,293 7,310,814 19,136,446 31,708,620% 3.7 12.8 23.1 60.4 100.0 (1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others. d) Borrowing and on-lending expenses R$ thousands Nine-month period ended on September 30 2026 2025 Borrowing: - In Brazil 178,629 132,135 - Overseas 1,026,067 933,347 - Foreign exchange variation from other assets and liabilities overseas 2,542,077 1,573,262 Subtotal borrowing 3,746,773 2,638,744 On-lending in Brazil: - BNDES 933,610 479,034 - FINAME 2,272,399 1,632,147 - National Treasury 29,411 25,277 - Other institutions 13,485 7,702 On-lending overseas: - Payables to foreign bankers 1,216,710 557,099 Subtotal on-lending 4,465,615 2,701,259 Total 8,212,388 5,340,003 e) Expenses for market funding R$ thousands Nine-month period ended on September 30 2026 2025 Savings deposits 6,574,224 6,760,604 Time deposits 41,177,074 33,791,939 Securities sold under agreements to repurchase 33,706,983 27,892,159 Funds from securities issued (Note 21a) 31,150,436 22,369,959 Subordinated debt (Note 22b) 6,130,197 6,334,898 Other funding expenses 1,609,856 325,200 Total 120,348,770 97,474,759 BRADESCO | Consolidated Financial Statements 109 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 20) DEPOSITS FROM CUSTOMERS R$ thousands September 30, 2026 December 31, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days Total Demand deposits - customers (1) 29,766,069 - - - 29,766,069 36,792,675 Savings deposits (1) 118,384,238 - - - 118,384,238 124,461,404 Time deposits (2) 48,698,137 67,605,134 105,654,600 386,767,517 608,725,388 560,020,072 Total September 30, 2026 196,848,444 67,605,134 105,654,600 386,767,517 756,875,695% 26.0 8.9 14.0 51.1 100.0 Total December 31, 2025 208,009,606 66,066,548 102,249,281 344,948,716 721,274,151% 28.8 9.2 14.2 47.8 100.0 (1) Classified within 1 to 30 days, without considering the historical turnover; and (2) Consider the maturities established in the contracts. 21) SECURITIES ISSUED R$ thousands September 30, 2026 December 31, 1 to 30 days 31 to 180 days 181 to 360 days 2025 More than 360 days Total Securities ¡V Brazil: - Letters of credit for real estate 1,190,619 9,642,336 6,341,773 66,375,645 83,550,373 75,321,675 - Letters of credit for agribusiness 878,538 6,440,236 3,308,104 48,999,211 59,626,089 54,287,950 - Financial bills 2,347,819 32,264,804 29,198,343 96,454,793 160,265,759 135,672,973 - Guaranteed real estate notes (1) 345,379 2,823,441 5,305,166 14,798,189 23,272,175 23,600,199 Subtotal 4,762,355 51,170,817 44,153,386 226,627,838 326,714,396 288,882,797 Securities ¡V Overseas: - MTN Program Issues (2) 3,378,286 2,778,645 290,178 10,586,412 17,033,521 11,423,465 Subtotal 3,378,286 2,778,645 290,178 10,586,412 17,033,521 11,423,465 Structured Operations Certificates 44,130 375,876 487,021 7,072,780 7,979,807 5,954,420 Total September 30, 2026 8,184,771 54,325,338 44,930,585 244,287,030 351,727,724% 2.3 15.4 12.8 69.5 100.0 Total December 31, 2025 16,357,292 25,082,829 45,445,374 219,375,187 306,260,682% 5.3 8.2 14.8 71.7 100.0 (1) Funding guaranteed by the real estate credit portfolio, in the amount of R$29,304,389 thousand(R$29,496,034 thousand December 31, 2025), which complies with the requirements determined by CMN Resolution No. 5,001/22, of which: Sufficiency requirement, term requirement and liquidity requirement, including maturities of up to 180 days. Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 211 and 233 months and a term of 60 and 22 months, the credit rights correspond to 1.47% of total assets and 32.68% of the value of collateral of the properties. Additionally, the LIG Issuance Instrument and the asset portfolio management policy are in line with CMN Resolution No. 5,001/22; and (2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term. BRADESCO | Consolidated Financial Statements 110 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements a) Movement of fund from securities issued R$ thousands 2026 2025 Opening balances 306,260,682 257,977,344 Issuance 95,764,374 106,148,486 Interest accrued 31,150,436 22,369,959 Settlement and interest payments (80,299,291) (91,961,645) Exchange variation and others (1,148,477) 2,797,081 Final balance as of September 30 351,727,724 297,331,225 22) SUBORDINATED DEBT a) Composition by maturity Maturity R$ thousands Original term in years Nominal amount September 30, 2026 December 31, 2025 In Brazil Financial bills: 2027 7 13,000 26,317 24,005 2026 8 - - 1,380,842 2030 8 2,368,200 4,400,687 3,923,963 2027 9 89,700 207,355 187,469 2026 10 - - 655,486 2027 10 256,243 641,233 586,866 2028 10 248,300 619,832 567,279 2030 10 124,500 230,052 213,615 2031 10 3,296,400 6,621,357 13,246,380 2032 10 5,378,500 9,976,691 8,884,021 2033 10 531,000 763,402 700,964 2035 10 2,503,500 2,799,981 2,519,653 2036 10 3,552,300 3,846,277 - 2026 11 - - 4,531 2027 11 47,046 132,235 118,795 2028 11 74,764 191,282 176,548 Perpetual 17,304,000 18,815,744 21,524,109 Total (1) (2) 49,272,445 54,714,526 (1) Includes the amount of R$46,643,818 thousand (R$50,648,748 thousand December 31, 2025), relating to subordinated debts recognized as ¡§Eligible Debt Capital Instruments¡¨ for regulatory capital purpose; and (2) The information on results is presented in Note 19e, expenses for market funding. b) Movement of subordinated debts R$ thousands 2026 2025 Opening balances 54,714,526 57,458,927 Issuance 3,552,300 5,555,700 Interest (Note 19e) 6,130,197 6,334,898 Settlement and interest payments (15,124,578) (17,387,100) Final balance as of September 30 49,272,445 51,962,425 BRADESCO | Consolidated Financial Statements 111 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 23) OTHER FINANCIAL LIABILITIES R$ thousands September 30, 2026 December 31, 2025 Interbank and interdepartmental accounts 54,135,452 49,911,261 Securities trading 17,156,151 12,468,529 Obligations arising from securities lending 9,856,594 6,816,733 Lease liabilities (a) 2,610,492 3,247,390 Obligations for operations linked to assignment/others 3,515,356 3,488,479 Total 87,274,045 75,932,392 a) Lease liabilities R$ thousands Balance as of December 31, 2025 3,247,390 Additions / (reductions) (17,715) Payments (845,306) Appropriation of financial charges 226,123 Final balance as of September 30, 2026 2,610,492 Balance on January 1, 2025 3,014,544 Additions / (reductions) 1,316,741 Payments (1,135,546) Appropriation of financial charges 256,579 Final balance as of September 30, 2025 3,452,318 Maturity of leases The maturity of these financial liabilities as of September 30, 2026 is divided as follows: R$709,964 thousand (R$730,937 thousand December 31, 2025) up to one year, R$1,643,800 thousand (R$1,730,439 thousand December 31, 2025) between 1 and 5 years and R$407,725 thousand (R$495,566 thousand December 31, 2025) over 5 years. Impact on the income statement The impact on the income for the period ended September 30, 2026, was: ¡§Expenses of depreciation¡¨ ¡V R$664,833 thousand (2025 ¡V R$919,608 thousand), ¡§Interest and similar expenses¡¨ ¡V R$226,123 thousand (2025 ¡V R$256,579 thousand). BRADESCO | Consolidated Financial Statements 112 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 24) PROVISIONS a) Insurance, Pension Plans and Capitalization bonds I) Technical provisions R$ thousands Insurance (1) Life and pension plans (2) Capitalization bonds Total September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Current and long-term liabilities Mathematical reserve for unvested benefits (PMBAC) 1,229,326 1,205,288 412,360,935 380,224,229 - - 413,590,261 381,429,517 Mathematical reserve for vested benefits (PMBC) 471,627 452,783 12,859,028 12,634,815 - - 13,330,655 13,087,598 Mathematical reserve for capitalization bonds (PMC) - - - - 8,333,554 8,577,383 8,333,554 8,577,383 Reserve for claims incurred but not reported (IBNR) 8,522,325 8,242,451 927,588 1,013,195 - - 9,449,913 9,255,646 Unearned premium reserve 8,211,455 7,868,218 2,707,689 2,990,930 - - 10,919,144 10,859,148 Reserve for unsettled claims (PSL) 8,488,218 8,253,820 1,666,386 1,379,945 - - 10,154,604 9,633,765 Reserve for financial surplus (PET) - - 506,899 573,999 - - 506,899 573,999 Reserve for draws (PSR) and Reserve for redemptions (PR) - - - - 1,721,459 1,583,685 1,721,459 1,583,685 Other provisions 5,080,576 5,019,655 5,750,501 5,867,928 96,772 105,929 10,927,849 10,993,512 Total technical provisions 32,003,527 31,042,215 436,779,026 404,685,041 10,151,785 10,266,997 478,934,338 445,994,253 BRADESCO | Consolidated Financial Statements 113 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements II) Guarantees for technical provisions R$ thousands Insurance Life and pension plans Capitalization bonds Total September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Total technical provisions 32,003,527 31,042,215 436,779,026 404,685,041 10,151,785 10,266,997 478,934,338 445,994,253 (-) Mathematical reserve for unvested benefits (PGBL e VGBL) (4) - - (377,365,087) (347,205,689) - - (377,365,087) (347,205,689) (-) Commercialization surcharge ¡V extended warranty (310,192) (310,981) - - - - (310,192) (310,981) (-) Portion corresponding to contracted reinsurance (17,017) (32,532) (10,685) (14,585) - - (27,702) (47,117) (-) Premiums receivables (3,280,981) (3,038,361) - - - - (3,280,981) (3,038,361) (-) Unearned premium reserve ¡V Health and dental insurance (3) (2,926,651) (2,708,907) - - - - (2,926,651) (2,708,907) (-) Other deductions - Health and dental insurance (3) (5,454,311) (5,102,720) - - - - (5,454,311) (5,102,720) Technical provisions to be covered 20,014,375 19,848,714 59,403,254 57,464,767 10,151,785 10,266,997 89,569,414 87,580,478 Investment fund quotas (excluding VGBL and PGBL) 6,307,421 9,478,221 22,589,008 23,454,951 6,542,153 5,869,752 35,438,582 38,802,924 Government securities 17,611,416 14,159,178 36,238,264 33,525,466 3,872,356 4,501,219 57,722,036 52,185,863 Stocks - - 940,232 1,606,238 - - 940,232 1,606,238 Private securities 235,307 230,593 386,597 373,042 - - 621,904 603,635 Total assets held to guarantee technical provisions 24,154,144 23,867,992 60,154,101 58,959,697 10,414,509 10,370,971 94,722,754 93,198,660 (1) ¡§Other reserves¡¨ - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$4,910,122 thousand (R$4,882,897 thousand December 31, 2025) and the Reserve for Related Expenses of R$137,163 thousand (R$106,272 thousand December 31, 2025); (2) ¡§Other reserves¡¨ - Life and Pension Plan mainly includes the ¡§Reserve for redemption and other amounts to be settled¡¨ in the amount of R$4,732,282 thousand (R$4,696,501 thousand December 31, 2025), ¡§Reserve for related expenses¡¨ of R$328,030 thousand (R$309,684 thousand December 31, 2025); (3) In accordance with ANS Normative Resolution No. 521/2022 and subsequent amendments, there is no obligation to hold guarantee assets to cover the amount recorded as Provision for Unearned Premiums/Considerations (PUPC), Provision for Insufficiency of Consideration (PIC) and Provision for Events/Claims to be Settled (PECS) that are: (i) guaranteed by judicial deposit; (ii) related to SUS charges; and (iii) plans under the post-established modality; and (4) In compliance with article 57 of CNSP Resolution No. 432/2021, the amount of mathematical provisions for benefits to be granted and their respective specially constituted investment funds relating to PGBL and VGBL were disregarded from the calculation of life and pension technical provisions. BRADESCO | Consolidated Financial Statements 114 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements III) Income from insurance, pension plans and capitalization bonds R$ thousands Nine-month period ended on September 30 2026 2025 Written premiums 59,553,355 55,235,614 Pension plan contributions (including VGBL) 23,987,751 28,019,171 Capitalization bond revenues 4,276,125 5,614,647 Ceded coinsurance premiums (31,172) (37,791) Refunded premiums (18,986) (19,431) Insurance, pension plan and capitalization bond net premiums written 87,767,073 88,812,210 - Reinsurance premiums paid (32,290) (14,871) Insurance, pension plan and capitalization bond retained premiums 87,734,783 88,797,339 Changes in technical provisions for insurance, pension plans and capitalization bonds (29,514,868) (34,462,757) Capitalization bond prize draws and redemptions (3,709,361) (4,892,030) Retained claims (39,146,975) (35,338,882) Insurance, pension plan and capitalization expenses (4,089,393) (3,551,341) Other income from insurance, pension plans and capitalization bonds 11,274,186 10,552,329 b) Other provisions R$ thousands September 30, 2026 December 31, 2025 Provision for contingencies (Note 25) 17,211,679 18,030,353 Other (1) 15,539,540 17,430,161 Total 32,751,219 35,460,514 (1) Primarily includes provisions for payments to be made related to obligations with employees and other administrative provisions. 25) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS ¡V TAX AND SOCIAL SECURITY a) Contingent assets The Organization is engaged in administrative and judicial disputes regarding possible overpayments or undue payments of federal taxes and contributions. Contingent assets related to the taxes in dispute, as well as the estimated amounts to be recovered, when applicable, are only recognized when the outcome of the lawsuit and the corresponding credit are virtually certain. b) Provisions classified as probable losses and legal obligations ¡V tax and social security The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business. Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts¡¦ positions, the loss is deemed probable. Management considers that the provision is sufficient to cover the probable losses generated by the respective lawsuits. BRADESCO | Consolidated Financial Statements 115 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements I - Labor claims These are claims brought by former employees and outsourced employees seeking indemnifications. The constitution of the provision, considers the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints before and after the labor reform, propensity for loss and correction of the averages calculated, in addition to individual assessment in specific cases. II - Civil claims These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned, following criteria applied to each specific type, which may involve the average value of the processes or individual assessment, whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the actions, similarity with previous processes, complexity and positioning of courts. In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government¡¦s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ). In December 2017, with the mediation of the Attorney¡¦s General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing banks and savers/depositors, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On May 23, 2025, the Federal Supreme Court (STF) issued a decision recognizing the unconstitutional expansion of the economic plans, but also validated the agreement signed between savings accounts holders, banks, and the entities for the payment of monetary correction differences, extending the period for adhesion by another 24 months from the date of the judgment.On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many will do so. BRADESCO | Consolidated Financial Statements 116 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements III - Provision for tax risks The Group has been discussing judicially the legality and constitutionality of certain taxes and contributions (¡§legal obligations¡¨) which have been fully provisioned. These cases have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are: - PIS and Cofins - R$3,624,877 thousand (R$3,467,535 thousand December 31, 2025): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base; - PIS and Cofins - R$1,015,176 thousand (R$951,899 thousand December 31, 2025): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and - INSS ¡V Contribution to SAT ¡V R$586,343 thousand (R$560,495 thousand December 31, 2025): In an ordinary lawsuit filed by the Brazilian Federation of Banks ¡V Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk ¡V RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07. In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits. IV - Changes in provisions by nature R$ thousands Labor Civil Tax Total Balance as of December 31, 2025 4,361,652 6,918,859 6,749,842 18,030,353 Adjustment for inflation 62,633 251,694 267,249 581,576 Provisions, net of (reversals and write-offs) 2,116,406 2,394,069 (253,393) 4,257,082 Payments (2,223,190) (2,596,683) (837,459) (5,657,332) Balance as of September 30, 2026 4,317,501 6,967,939 5,926,239 17,211,679 R$ thousands Labor Civil Tax Total Balance on January 1, 2025 2,613,403 7,827,251 7,457,160 17,897,814 Adjustment for inflation 214,345 345,155 405,045 964,545 Provisions, net of (reversals and write-offs) 4,338,973 1,163,092 1,486,275 6,988,340 Payments (2,678,113) (2,584,996) (1,394,856) (6,657,965) Balance as of September 30, 2025 4,488,608 6,750,502 7,953,624 19,192,734 BRADESCO | Consolidated Financial Statements 117 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements c) Contingent liabilities classified as possible losses The Organization maintains a system to monitor all administrative and judicial proceedings in of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the consolidated financial statements and totaled, September 30, 2026, for labor claims R$1,561,092 thousand (R$1,456,696 thousand December 31, 2025), for civil claims R$12,112,024 thousand (R$11,124,335 thousand December 31, 2025) and for tax proceedings R$39,035,299 thousand (R$43,095,893 thousand December 31, 2025). The main tax proceedings with this classification are: - COFINS ¡V 1999 to 2014 ¡V R$10,915,510 thousand (R$10,475,878 thousand December 31, 2025): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98); - IRPJ and CSLL deficiency note ¡V 2012 to 2015 ¡V R$6,707,957 thousand (R$11,141,274 thousand December 31, 2025): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization. In the period, the Organization opted to settle debts, considering the benefits provided for in Law No. 14,689/2023 (Quality Vote Law), resulting in the exclusion of interest and fines and the settlement of the principal through full use of CSLL Tax Loss and Negative Base credits, in the amount of R$1,780,614 thousand; - IRPJ and CSLL ¡V 2006 to 2021 ¡V R$7,561,074 thousand (R$7,749,082 thousand December 31, 2025), relating to goodwill amortization being disallowed on the acquisition of investments; - IRPJ and CSLL deficiency note ¡V 2008 to 2019 ¡V R$3,560,828 thousand (R$3,502,232 thousand December 31, 2025): relating to disallowance of expenses with credit losses; - PIS and COFINS notifications and disallowances of compensations ¡V R$2,115,806 thousand (R$1,967,940 thousand December 31, 2025): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies; - Interest on Own Capital (TJLP) ¡V Base year 2019 to 2021 ¡V R$1,014,772 thousand (R$933,359 thousand December 31, 2025): IRPJ/CSLL assessments questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); - IRPJ and CSLL deficiency note ¡V 2000 to 2014 ¡V R$874,363 thousand (R$835,865 thousand December 31, 2025): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation; and BRADESCO | Consolidated Financial Statements 118 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements - PLR - Profit Sharing - Base years from 2009 to 2011 - R$132,799 thousand (R$202,467 thousand December 31, 2025): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00. 26) OTHER LIABILITIES R$ thousands September 30, 2026 December 31, 2025 Sundry creditors 6,425,580 7,717,586 Social and statutory 4,433,751 9,111,650 Taxes and contributions 5,475,360 1,030,874 Foreign currency payment orders 3,975,321 3,981,481 Obligations for quotas of investment funds 10,243,693 3,799,034 Tax and Social Security 2,659,106 2,272,401 Credit card operations 1,334,398 1,310,188 Anticipated administration fee 1,162,042 1,045,207 Liabilities for acquisition of assets and rights 1,175,090 625,933 Other (1) 7,776,955 6,990,616 Total 44,661,296 37,884,970 (1) Includes credits for resources to be released and obligations for payment resources. 27) SHAREHOLDERS¡¦ EQUITY a) Capital stock in number of shares The share capital, paid-in and to be paid-in, is divided into registered book-entry shares with no par value. September 30, 2026 December 31, 2025 Common 5,303,870,781 5,303,870,781 Preferred 5,288,141,247 5,288,141,247 Subtotal 10,592,012,028 10,592,012,028 Treasury (common shares) (1) (10,650,000) (7,500,000) Treasury (preferred shares) (1) (10,650,000) (7,500,000) Total outstanding shares 10,570,712,028 10,577,012,028 Capital increase (common shares) (2) 302,876,396 - Capital increase (preferred shares) (2) 301,976,357 - Total outstanding shares after the capital increase 11,175,564,781 10,577,012,028 (1) In February 2026, 6,300,000 treasury shares were acquired, of which 3,150,000 were common shares and 3,150,000 were preferred shares; and (2) Number of shares related to the capital increase approved by the Brazilian Central Bank on October 08, 2026, in the amount of R$ 10 billion. b) Changes in share capital In the Special Shareholders¡¦ Meeting of March 10, 2026, the Board of Directors¡¦ proposal was approved to increase the capital stock by R$6,670,000 thousand, increasing it from R$87,100,000 thousand to R$93,770,000 thousand, without issuing shares, through the capitalization of part of the balance of the account ¡§Profit Reserves - Legal Reserve¡¨, in compliance with the provisions in Article 169 of Law No. 6,404/76. BRADESCO | Consolidated Financial Statements 119 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements At a meeting of the Board of Directors held on July 29, 2026, the Company approved a share capital increase of R$10 billion, supported by a commitment from the controlling shareholders to subscribe for a minimum amount of R$8 billion. Additionally, the early payment of R$6.5 billion in Interim Interest on Shareholders¡¦ Equity was approved for September 15, 2026, to enable shareholders to use these funds for the subscription. On October 2, 2026, the Board of Directors of Bradesco approved the homologation of the capital increase approved on July 29, 2026, totaling R$10 billion, of which R$5.4 billion was subscribed by the controlling shareholders and R$4.6 billion by noncontrolling shareholders. The capital increase was fully subscribed through subscriptions for 604,852,753 new shares, consisting of 302,876,396 common shares and 301,976,357 preferred shares, at subscription prices of R$15.43 per common share and R$17.64 per preferred share. Following the expiration of the initial subscription period, 1,505,454 common shares and 14,553,057 preferred shares remained unsubscribed in connection with the Capital Increase. The subscription rights relating to these remaining shares, represented by subscription receipts, were subsequently auctioned on B3 S.A. The auction prices amounted to R$15.50 per common share right and R$17.86 per preferred share right, corresponding to the original subscription prices of R$15.43 and R$17.64, respectively, plus a premium of R$0.07 per common share and R$0.22 per preferred share. All rights offered were successfully sold, generating gross proceeds of R$283,252 thousand. As a result of the auction, the remaining shares were fully subscribed. The premiums obtained in the auction, totaling R$3,307 thousand, were allocated to the Company¡¦s capital reserve, while the underlying subscription amounts were applied to the capital increase. On October 8, 2026, the Central Bank of Brazil approved the homologation of the capital increase of Banco Bradesco S.A. The shares subscribed during both the initial subscription period and the subsequent auction process were issued and credited to the respective subscribers on October 13, 2026. c) Profit reserves R$ thousands September 30, 2026 December 31, 2025 Profit reserves - Legal reserve (1) 9,646,112 15,356,673 - Statutory reserve (2) 81,859,121 75,708,214 Total 91,505,233 91,064,887 (1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and (2) In order to maintain an operating margin compatible with the development of the Organization's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock. d) Interest on Shareholders¡¦ Equity/dividends Bradesco¡¦s capital remuneration policy aims to distribute interest on shareholders¡¦ equity at the maximum amount calculated under current legislation, and this is included, BRADESCO | Consolidated Financial Statements 120 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company¡¦s Bylaws. At a meeting of the Board of Directors on March 25, 2026, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first quarter of 2026, in the amount of R$3,000,000 thousand, which represents R$0.270307744 per common share and R$0.297338519 per preferred share, the payment of which was originally expected to occur by October 30, 2026, however, it was settled in advance on September 15, 2026. At a meeting of the Board of Directors on June 23, 2026, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2026, in the amount of R$3,500,000 thousand, which represents R$0.315359035 per common share and R$0.346894939 per preferred share, the payment of which was originally expected to occur by January 29, 2027, however, it was paid in advance on September 15, 2026. At a meeting of the Board of Directors held September 30, 2026, the proposal submitted by Management for the payment of interest on shareholders' equity, relating to the second half of 2026, in the amount of R$3,800,000 thousand, corresponding to R$0.342389810 per common share and R$0.376628790 per preferred share, was approved. The payment will be made by April 30, 2027. As a result of the homologation of the capital increase by the Central Bank of Brazil, the amounts of interest on shareholders' equity approved September 30, 2026, were adjusted to reflect the new number of shares comprising the Company's share capital, corresponding to R$0.323858718 per common share and R$0.356244590 per preferred share after the issuance of the subscribed shares, with no change to the total amount of R$3,800,000 thousand previously declared. All other terms and conditions previously disclosed remain unchanged, including the payment of the interest on shareholders' equity on or before April 30, 2027. Interest on shareholders¡¦ equity for the nine-month period ended September 30, 2026, is calculated as follows: R$ thousands % (1) Net income 19,188,782 (-) Legal reserve 959,439 Adjusted calculation basis 18,229,343 Monthly and intermediary interest on shareholders¡¦ equity (gross), paid 1,723,201 Intermediary interest on shareholders¡¦ equity (gross) paid 6,500,000 Declared intermediary interest on shareholders¡¦ equity (gross) 3,800,000 Additional provisioned interest on equity (gross) 55,235 Withholding income tax on interest on shareholders' equity (2,113,726) Interest on shareholders' equity (net) accumulated September 30, 2026 9,964,710 54.66 Interest on shareholders' equity (net) accumulated on September 30, 2025 9,040,875 52.66 (1) Percentage of interest on shareholders¡¦ equity/the adjusted calculation basis. BRADESCO | Consolidated Financial Statements 121 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Interest on shareholders¡¦ equity were paid or recognized in provisions, as follows: Description Per share (gross) - R$ R$ thousands Amount paid/provision ed Withholding Income Tax (IRRF) (17.5%) (4) Net paid/provision ed amount Common Preferred Monthly interest on shareholders¡¦ equity paid 0.155248 0.170773 1,723,201 (301,560) 1,421,641 Intermediary interest paid on shareholders¡¦ equity (1) 0.585667 0.644233 6,500,000 (1,137,500) 5,362,500 Intermediary interest declared on shareholders¡¦ equity (2) (3) 0.323859 0.356245 3,800,000 (665,000) 3,135,000 Supplementary interest on shareholders¡¦ equity provisioned (3) 0.004707 0.005178 55,235 (9,666) 45,569 Total accrued September 30, 2026 1.069481 1.176429 12,078,436 (2,113,726) 9,964,710 Description Per share (gross) - R$ R$ thousands Amount paid/provision ed Withholding Income Tax (IRRF) (15%) Net paid/provision ed amount Common Preferred Monthly interest on shareholders¡¦ equity paid 0.155248 0.170773 1,724,606 (258,691) 1,465,915 Intermediary interest on shareholders¡¦ equity paid 0.747406 0.822147 8,300,000 (1,245,000) 7,055,000 Supplementary interest on shareholders¡¦ equity paid 0.055085 0.060593 611,718 (91,758) 519,960 Total accrued on September 30, 2025 0.957739 1.053513 10,636,324 (1,595,449) 9,040,875 (1) Paid on September 15, 2026; (2) To be paid until April 30, 2027; (3) Amount per share calculated based on the number of shares outstanding following the homologation of the capital increase by the Central Bank of Brazil on October 8, 2026; and (4) Increase in the rate from January 1, 2026, according to Complementary Law No. 224/25. e) Treasury shares On May 07, 2025, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 08, 2025 to November 08, 2026, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock. September 30, 2026, 10,650,000 commmon share and 10,650,000 preferred shares remained in treasury, amounting to R$288,591 thousand (2025 ¡V R$168,625 thousand). The minimum, average and maximum cost per ordinary share (ON) is R$10.65, R$12.14 and R$17.68 and per preferred share (PN) is R$11.53, R$13.47 and R$20.40 respectively. f) Basic earnings per share i. Basics earnings per share Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below: BRADESCO | Consolidated Financial Statements 122 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Nine-month period ended on September 30 2026 2025 Net earnings attributable to the Organization's common shareholders (R$ thousand) 9,137,514 8,606,432 Net earnings attributable to the Organization¡¦s preferred shareholders (R$ thousand) 10,051,268 9,467,077 Weighted average number of common shares outstanding (thousands) 5,293,648 5,297,597 Weighted average number of preferred shares outstanding (thousands) 5,277,918 5,281,867 Basic earnings per share attributable to common shareholders of the Organization (in Reais) 1.73 1.62 Basic earnings per share attributable to preferred shareholders of the Organization (in Reais) 1.90 1.79 ii. Diluted earnings per share Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments. 28) NON-CONTROLLING INTERESTS IN SUBSIDIARIES As of September 30, 2026, the balance of minority interests in subsidiaries was R$1,802,497 thousand (R$795,562 thousand December 31, 2025), represented primarily by Bradsaude S.A. (new corporate name of Odontoprev S.A.). 29) FEE AND COMMISSION INCOME R$ thousands Nine-month period ended on September 30 2026 2025 Credit card income 8,143,208 7,607,702 Checking account 4,774,619 5,024,686 Consortium management 2,599,863 2,308,259 Capital markets/Financial advisory services 1,665,670 1,441,695 Collections 913,429 1,026,707 Asset management 1,147,762 1,229,967 Custody and brokerage services 1,745,306 1,482,689 Loans 1,814,124 2,043,178 Payments 319,804 272,363 Other 661,123 585,953 Total 23,784,908 23,023,199 30) PERSONNEL EXPENSES R$ thousands Nine-month period ended on September 30 2026 2025 Salaries 11,115,570 10,358,705 Benefits 3,928,322 4,044,006 Social security charges 3,380,883 3,474,347 Employee profit sharing 1,786,822 1,617,302 Training 94,683 75,926 Total 20,306,280 19,570,286 BRADESCO | Consolidated Financial Statements 123 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 31) OTHER ADMINISTRATIVE EXPENSES R$ thousands Nine-month period ended on September 30 2026 2025 Outsourced services 3,591,416 3,827,187 Depreciation and amortization 3,982,101 4,059,768 Data processing 2,796,230 2,044,428 Communication 502,267 500,664 Asset maintenance 833,770 979,610 Financial system services 1,217,938 1,156,062 Advertising and marketing 1,069,364 911,335 Security and surveillance 330,470 352,928 Transport 420,316 463,430 Water, electricity and gas 207,963 220,104 Supplies 87,596 82,006 Travel 182,079 142,576 Rental 72,926 75,141 Other 1,684,084 1,629,532 Total 16,978,520 16,444,771 32) TAX EXPENSES R$ thousands Nine-month period ended on September 30 2026 2025 Contribution for Social Security Financing (COFINS) 4,548,788 4,269,156 Social Integration Program (PIS) contribution 806,090 730,154 Tax on Services (ISSQN) 846,268 786,603 Municipal Real Estate Tax (IPTU) expenses 106,485 104,551 Other 272,881 208,106 Total 6,580,512 6,098,570 33) OTHER OPERATING INCOME R$ thousands Nine-month period ended on September 30 2026 2025 Other interest income 1,973,982 2,471,138 Reversal of other operating provisions 1,671,852 1,355,965 Revenues from recovery of charges and expenses 1,153,010 693,225 Other (1) 4,003,572 3,970,792 Total 8,802,416 8,491,120 (1) Comprises mainly operating income items that are not individually material and do not have a specific classification. BRADESCO | Consolidated Financial Statements 124 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 34) OTHER OPERATING EXPENSES R$ thousands Nine-month period ended on September 30 2026 2025 Other finance costs 780,126 914,155 Sundry losses 400,269 569,696 Discount granted 2,639,269 1,824,900 Commissions on loans and financing 480,557 354,526 Amortization of rights to provide financial services 1,411,830 1,395,571 Goodwill amortization (Note 17a) 210,582 259,515 Card sales expenses 3,862,923 3,253,111 Other (1) 7,860,178 8,132,209 Total 17,645,734 16,703,683 (1) Composed mainly of operating expenses whose balances are not individually relevant and have no specific classification. 35) NON-OPERATING INCOME (LOSS) R$ thousands Nine-month period ended on September 30 2026 2025 Gain/loss on sale and write-off of assets and investments 82,607 77,053 Recording/reversal of non-operating provisions (1) (12,340) (290,154) Other 42,037 34,369 Total 112,304 (178,732) (1) Primarily includes the provision for impairment of non-financial assets held for sale. 36) INCOME TAXES AND SOCIAL CONTRIBUTION a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL) R$ thousands Nine-month period ended on September 30 2026 2025 Income before income taxes 22,043,459 16,859,425 Total burden of income tax (25%) and social contribution (20%) at the current rates (9,919,557) (7,586,741) Effect on the tax calculation: Equity investment in associates and jointly controlled companies 640,931 601,076 Net non-deductible expenses of non-taxable income 1,189,868 2,312,270 Interest on shareholders¡¦ equity (paid and payable) 5,435,296 4,786,346 Other amounts (1) 62,937 1,311,861 Income tax and social contribution for the period (2) (2,590,525) 1,424,812 (1) Includes: (i) the adjustment of the current rate for financial companies except banks, insurance companies and non-financial companies, in relation to the rates shown; (ii) write-off of tax losses and negative basis for settling debts with the benefit of Law No. 14,689/23 (Quality Vote Law) in the amount of R$1,780,614 thousand (Note 25c); and (iii) incentive deductions; and (2) September 30, 2026, IRPJ and CSLL expenses are made up of R$6,733,374 thousand of current taxes (2025 - R$(8,548,126) thousand) and R$(9,323,899) thousand of deferred taxes (2025 - R$9,972,938 thousand). BRADESCO | Consolidated Financial Statements 125 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Deferred income tax and social contribution R$ thousands Balance as of December 31, 2025 Amount recorded Amount realized Balance as of September 30, 2026 Expected credit losses associated with credit risk 82,240,802 7,028,346 (12,382,714) 76,886,434 Civil provisions 2,987,706 288,668 (271,921) 3,004,453 Tax provisions 2,714,477 193,197 (42,551) 2,865,123 Labor provisions 1,943,850 195,697 (215,583) 1,923,964 Non-current assets held for sale and discontinued operations 640,223 184,689 (397,485) 427,427 Fair value adjustment - Financial assets at fair value through profit or loss (FVTPL) 34,104 215,843 (21,884) 228,063 Amortization of goodwill 235,688 86,606 (123) 322,171 Other 6,484,527 1,872,417 (2,358,077) 5,998,867 Total deductible taxes on temporary differences 97,281,377 10,065,463 (15,690,338) 91,656,502 Income tax and social contribution losses in Brazil and overseas 18,682,204 1,583,545 (2,559,849) 17,705,900 Subtotal 115,963,581 11,649,008 (18,250,187) 109,362,402 Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI) 2,738,466 644,667 (772,835) 2,610,298 Total deferred tax assets 118,702,047 12,293,675 (19,023,022) 111,972,700 Deferred tax liabilities (Note 36d) 5,450,471 3,334,825 (475,567) 8,309,729 Deferred tax assets, net of deferred tax liabilities 113,251,576 8,958,850 (18,547,455) 103,662,971 - Percentage of net deferred tax assets on capital (Note 39b) 64.7% 53.4% - Percentage of net deferred tax assets over total assets 4.9% 4.2% R$ thousands Balance on January 1, 2025 Amount recorded Amount realized Balance as of September 30, 2025 Expected credit losses associated with credit risk 71,978,932 18,707,631 (10,509,059) 80,177,504 Civil provisions 3,427,730 366,560 (882,623) 2,911,667 Tax provisions 3,428,498 785,975 (702,345) 3,512,128 Labor provisions 1,165,970 995,408 (154,530) 2,006,848 Non-current assets held for sale and discontinued operations 699,332 184,883 (219,419) 664,796 Fair value adjustment - Financial assets at fair value through profit or loss (FVTPL) 15,812 64,276 (3,451) 76,637 Amortization of goodwill 226,255 13,895 (7,504) 232,646 Other 6,143,515 3,150,852 (3,188,438) 6,105,929 Total deductible taxes on temporary differences 87,086,044 24,269,480 (15,667,369) 95,688,155 Income tax and social contribution losses in Brazil and overseas 18,755,350 770,322 (692,680) 18,832,992 Subtotal 105,841,394 25,039,802 (16,360,049) 114,521,147 Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI) 3,354,802 485,212 (909,979) 2,930,035 Total deferred tax assets 109,196,196 25,525,014 (17,270,028) 117,451,182 Deferred tax liabilities (Note 36d) 4,637,595 2,048,383 (557,221) 6,128,757 Deferred tax assets, net of deferred tax liabilities 104,558,601 23,476,631 (16,712,807) 111,322,425 - Percentage of net deferred tax assets on capital (Note 39b) 68.2% 65.8% - Percentage of net deferred tax assets over total assets 5.1% 5.1% BRADESCO | Consolidated Financial Statements 126 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements c) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution September 30, 2026 - R$ thousand Temporary differences Carry-forward tax losses Total Income tax Social contribution Income tax Social contribution 2026 1,416,969 1,067,263 88,161 49,283 2,621,676 2027 8,759,202 6,928,051 175,174 91,806 15,954,233 2028 7,381,826 5,843,680 254,962 125,698 13,606,166 2029 6,607,892 5,235,850 579,554 381,907 12,805,203 2030 5,893,556 4,543,247 1,045,418 759,576 12,241,797 2031 4,609,768 3,617,547 1,398,909 1,044,994 10,671,218 2032 4,093,994 3,234,277 1,903,066 1,445,483 10,676,820 2033 3,846,090 3,044,960 2,161,441 1,714,868 10,767,359 2034 3,967,309 3,088,000 1,936,048 1,829,883 10,821,240 2035 4,754,917 3,722,104 148,461 571,208 9,196,690 Total 51,331,523 40,324,979 9,691,194 8,014,706 109,362,402 The projection of realization of deferred tax assets is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for losses incurred when receiving credits, established by Laws No. 14,467/22 and No. 15,078/24. September 30, 2026, the present value of deferred tax assets, calculated considering the average funding rate, net of tax effects, amounts to R$94,651,183 thousand (R$100,947,137 thousand December 31, 2025), of which: R$80,113,275 thousand (R$85,872,618 thousand December 31, 2025) of temporary differences and R$14,537,908 thousand (R$15,074,519 thousand December 31, 2025) of tax loss and negative basis of social contribution. d) Deferred tax liabilities R$ thousands Balance as of December 31, 2025 Amount recorded Realized / Decrease Balance as of September 30, 2026 Fair value adjustment - Financial assets at fair value through profit or loss (FVTPL) 474,115 1,149,685 (170,677) 1,453,123 Difference in depreciation 1,055,737 193,447 - 1,249,184 Monetary adjustment of judicial deposits 2,222,169 263,980 (34,077) 2,452,072 Other 894,524 1,559,504 (239,142) 2,214,886 Total deferred liabilities on temporary exclusions 4,646,545 3,166,616 (443,896) 7,369,265 Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI) 803,926 168,209 (31,671) 940,464 Total deferred tax liabilities (Note 36d) 5,450,471 3,334,825 (475,567) 8,309,729 R$ thousands Balance on January 1, 2025 Amount recorded Realized / Decrease Balance as of September 30, 2025 Fair value adjustment - Financial assets at fair value through profit or loss (FVTPL) 443,139 483,064 (209,849) 716,354 Difference in depreciation 726,203 265,892 - 992,095 Monetary adjustment of judicial deposits 2,008,528 228,264 (48,321) 2,188,471 Other 1,003,150 902,927 (293,577) 1,612,500 Total deferred liabilities on temporary exclusions 4,181,020 1,880,147 (551,747) 5,509,420 Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI) 456,575 168,236 (5,474) 619,337 Total deferred tax liabilities (Note 36d) 4,637,595 2,048,383 (557,221) 6,128,757 BRADESCO | Consolidated Financial Statements 127 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 37) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT a) Reconciliation of the Statement of Financial Position and income statement ¡V Accounting vs. Managerial Management uses a variety of information to assess the results of the business activities in which it is involved, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bacen, but subject to alternative consolidation policies. The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements ¡V Accounting vs. Managerial: R$ thousands Accounting Statement of Financial Position Proportionately consolidated (1) Consolidation adjustments (2) Managerial Statement of Financial Position Assets Cash and due from banks 13,705,396 160,779 (76,253) 13,789,922 Securities and derivative financial instruments 988,780,318 7,790,679 51,688,555 1,048,259,552 Interbank investments, compulsory deposits and other deposits at the Brazilian Central Bank 418,546,963 1,737,527 (134,900) 420,149,590 Loans and leases 673,900,059 14,132,841 (1,744,687) 686,288,213 Other financial assets 161,728,412 38,277 (1,781,173) 159,985,516 Non-current assets held for sale and discontinued operations 2,406,106 179,969 (608,710) 1,977,365 Investments in associates, jointly controlled entities, and other investments 15,078,590 (8,244,043) - 6,834,547 Premises and equipment, net of depreciation 8,195,120 432,214 - 8,627,334 Intangible assets and goodwill, net of amortization 22,119,035 5,619,646 - 27,738,681 Compensation and deferred taxes 144,792,081 2,714,275 - 147,506,356 Other assets 20,288,292 1,322,096 (85,275) 21,525,113 Total September 30, 2026 2,469,540,372 25,884,260 47,257,557 2,542,682,189 Total December 31, 2025 2,306,727,763 29,930,004 45,943,903 2,382,601,670 BRADESCO | Consolidated Financial Statements 128 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands Accounting Statement of Financial Position Proportionately consolidated (1) Consolidation adjustments (2) Managerial Statement of Financial Position Liabilities Deposits from banks 438,227,090 9,482,691 42,808,530 490,518,311 Deposits from customers 756,875,695 129,804 2,970,930 759,976,429 Funds from securities issued 351,727,724 8,780,031 13,516,861 374,024,616 Subordinated debt 49,272,445 - - 49,272,445 Other financial liabilities 87,274,045 (8,374,243) (1,221,583) 77,678,219 Financial liabilities measured at fair value through profit or loss 26,052,033 - 253,558 26,305,591 Other financial instruments with credit risk exposure 2,842,021 2,425 - 2,844,446 Technical provisions for insurance, pension plans and capitalization bonds 478,934,338 - - 478,934,338 Other provisions 32,751,219 1,189,962 (23,159) 33,918,022 Current and deferred income tax liabilities 10,645,285 431,076 (538) 11,075,823 Other liabilities 44,661,296 10,841,728 (11,047,042) 44,455,982 Equity attributable to controlling shareholders of the parent 188,474,684 - - 188,474,684 Non-controlling interests 1,802,497 3,400,786 - 5,203,283 Total September 30, 2026 2,469,540,372 25,884,260 47,257,557 2,542,682,189 Total December 31, 2025 2,306,727,763 29,930,004 45,943,903 2,382,601,670 R$ thousands Accounting Income Statement Proportionately consolidated (1) Consolidation adjustments (2) Managerial Income Statement Net revenue from financial intermediation 74,742,719 2,729,451 (2,411,018) 75,061,152 Expected Losses on Financial Assets (32,240,832) (550,441) - (32,791,273) Gross income from financial intermediation 42,501,887 2,179,010 (2,411,018) 42,269,879 Other income from insurance, pension plans and capitalization bonds 11,274,186 7,458 - 11,281,644 Fee and commission income 23,784,908 5,788,715 2,102,927 31,676,550 Personnel /Administrative Expenses (37,284,800) (1,807,222) 252,212 (38,839,810) Tax expenses (6,580,512) (248,820) 8,342 (6,820,990) Share of profit (loss) of associates and jointly controlled entities 1,424,290 (1,031,740) - 392,550 IR/CSI and Other income/expenses (15,931,177) (4,887,401) 47,537 (20,771,041) Net Income accrued in the period ended September 30, 2026 19,188,782 - - 19,188,782 Net Income accrued in the period ended September 30, 2025 18,073,509 - - 18,073,509 (1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, Banco John Deere, etc.) for managerial purposes; and (2) Primarily relates to reversal of the consolidation of the exclusive funds. BRADESCO | Consolidated Financial Statements 129 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Statement of financial position and income by segment - Managerial The managerial information, hereinafter, was prepared based on reports used by Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes. R$ thousands Financial (1) (2) Insurance Group (2) (3) Other Activities (2) Eliminations (4) Managerial Accounting Statement of Financial Position Brazil Overseas Brazil Overseas Assets Cash and due from banks 10,402,989 3,736,757 288,010 5,055 282 (643,171) 13,789,922 Securities and derivative financial instruments 508,993,613 79,099,182 505,225,563 6,703 2,829,561 (47,895,070) 1,048,259,552 Interbank investments, compulsory deposits and other deposits at the Brazilian Central Bank 419,663,699 1,726,540 13,998 - - (1,254,647) 420,149,590 Loans and leases 617,005,569 100,854,203 - - - (31,571,559) 686,288,213 Other financial assets 150,577,862 1,555,218 12,914,434 33,658 103,810 (5,199,466) 159,985,516 Non-current assets held for sale and discontinued operations 1,754,619 36,895 185,851 - - - 1,977,365 Investments in associates, jointly controlled entities, and other investments 91,971,087 - 26,624,182 - 34,015 (111,794,737) 6,834,547 Premises and equipment, net of depreciation 6,841,850 74,415 2,481,092 859 20,891 (791,773) 8,627,334 Intangible assets and goodwill, net of amortization 22,771,854 228,750 4,737,448 135 494 - 27,738,681 Compensation and deferred taxes 140,488,462 548,313 6,325,995 4,054 139,532 - 147,506,356 Other assets 14,315,251 1,578,556 5,628,324 283 8,028 (5,329) 21,525,113 Total September 30, 2026 1,984,786,855 189,438,829 564,424,897 50,747 3,136,613 (199,155,752) 2,542,682,189 Total December 31, 2025 1,870,355,271 165,656,282 507,740,651 49,198 3,278,326 (164,478,058) 2,382,601,670 Liabilities Deposits from banks 478,241,445 46,262,650 231 - - (33,986,015) 490,518,311 Deposits from customers 680,458,297 79,944,776 - - - (426,644) 759,976,429 Funds from securities issued 404,165,175 16,811,227 - - - (46,951,786) 374,024,616 Subordinated debt 49,272,445 - - - - - 49,272,445 Other financial liabilities 78,291,999 15,427 162,175 391 - (791,773) 77,678,219 Financial liabilities measured at fair value through profit or loss 21,905,051 4,400,540 - - - - 26,305,591 Other financial instruments with credit risk exposure 2,840,625 3,821 - - - - 2,844,446 Technical provisions for insurance, pension plans and capitalization bonds - - 478,910,911 23,427 - - 478,934,338 Other provisions 27,363,831 114,747 6,312,027 11,943 119,526 (4,052) 33,918,022 Current and deferred income tax liabilities 8,515,605 334,766 2,217,769 - 7,683 - 11,075,823 Other liabilities 41,707,031 1,658,662 6,215,960 3,576 71,498 (5,200,745) 44,455,982 Equity attributable to controlling shareholders of the parent 188,474,684 - - - - - 188,474,684 Non-controlling interests 3,550,667 39,892,213 70,605,824 11,410 2,937,906 (111,794,737) 5,203,283 Total September 30, 2026 1,984,786,855 189,438,829 564,424,897 50,747 3,136,613 (199,155,752) 2,542,682,189 Total December 31, 2025 1,870,355,271 165,656,282 507,740,651 49,198 3,278,326 (164,478,058) 2,382,601,670 BRADESCO | Consolidated Financial Statements 130 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands Financial (1) (2) Insurance Group (2) (3) Other Activities (2) Eliminations (4) Managerial Income Brazil Overseas Brazil Overseas Statement Net revenue from financial intermediation 63,549,306 4,284,363 6,844,906 347 284,900 97,330 75,061,152 Expected Losses on Financial Assets (32,247,100) (544,173) - - - - (32,791,273) Gross income from financial intermediation 31,302,206 3,740,190 6,844,906 347 284,900 97,330 42,269,879 Other income from insurance, pension plans and capitalization bonds - - 11,230,363 17,875 - 33,406 11,281,644 Fee and commission income 29,057,926 952,338 1,667,422 - 107,235 (108,371) 31,676,550 Personnel /Administrative Expenses (33,770,860) (1,064,839) (4,095,127) (17,457) (147,003) 255,476 (38,839,810) Tax expenses (5,527,950) (19,029) (1,250,350) - (23,661) - (6,820,990) Share of profit (loss) of associates and jointly controlled entities (38,810) - 431,360 - - - 392,550 IR/CSI and Other income/expenses (13,155,692) (971,142) (6,232,338) (3,314) (130,714) (277,841) (20,771,041) Net Income accrued in the period ended September 30, 2026 7,866,820 2,637,518 8,596,236 (2,549) 90,757 - 19,188,782 Net Income accrued in the period ended September 30, 2025 9,249,654 1,510,236 7,263,237 2,878 47,504 - 18,073,509 (1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies; (2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated; (3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and (4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas. BRADESCO | Consolidated Financial Statements 131 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 38) RELATED-PARTY TRANSACTIONS a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 94/22. The Organization has a related-party transactions policy. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows: R$ thousands Shareholders of the parent (1) Associates and jointly controlled companies (2) Key Management Personnel (3) Total September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Assets Securities and derivative financial instruments - - 21,839 15,086 - - 21,839 15,086 Loans and other assets 10 11 4,494,798 4,515,700 253,396 185,425 4,748,204 4,701,136 Liabilities Demand deposits/Savings accounts 590 261 9,727 13,997 21,906 16,305 32,223 30,563 Time deposits 8,199,735 5,144,469 617,099 473,959 403,775 384,200 9,220,609 6,002,628 Securities sold under agreements to repurchase - 289,285 144,003 683,359 - - 144,003 972,644 Funds from issuance of securities and subordinated debts 29,288,401 28,982,300 - - 970,502 912,486 30,258,903 29,894,786 Interest on own capital payable 2,154,522 3,171,676 - - - - 2,154,522 3,171,676 Other liabilities - - 13,527,241 13,786,032 1,974 1,991 13,529,215 13,788,023 R$ thousands Nine-month period ended on September 30 Shareholders of the parent (1) Associates and jointly controlled companies (2) Key Management Personnel (3) Total 2026 2025 2026 2025 2026 2025 2026 2025 Revenue and expenses Income from financial intermediation - - 147,083 (76,664) 5 12 147,088 (76,652) Financial intermediation expenses (3,761,541) (3,209,705) (69,081) (134,985) (120,011) (155,856) (3,950,633) (3,500,546) Income from services provided 95 112 370,728 323,179 235 321 371,058 323,612 Other expenses net of other operating revenues 155,181 158,532 (2,810,980) (2,100,121) (13,756) (54,648) (2,669,555) (1,996,237) (1) Cidade de Deus Cia. Coml. de Participacoes, Fundacao Bradesco, NCF Participacoes S.A., BBD Participacoes S.A., Nova Cidade de Deus Participacoes S.A. and NCD Participacoes Ltda.; (2) Companies listed in Note 15; and (3) Members of the Board of Directors and the Board of Executive Officers. BRADESCO | Consolidated Financial Statements 132 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Remuneration of Key Management Personnel Each year, the Annual Shareholders¡¦ Meeting approves: ¡E The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company¡¦s Bylaws; and ¡E The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group). For 2026, the maximum amount of R$1,534,560 thousand (2025 ¡V R$1,183,531 thousand) was determined for the remuneration of the Directors and R$63,506 thousand (2025 ¡V R$53,824 thousand) to cover pension plan contributions. The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of Preferred Class B Shares issued by BBD Participacoes S.A. and/or Preferred Shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolutions No. 5,177/24 and BCB No. 432/24, which sets forth a management compensation policy for financial institutions. R$ thousands Nine-month period ended on September 30 2026 2025 Short, medium and long-term remuneration 1,112,161 861,016 Post-employment - Pension Plans 46,562 38,375 Total 1,158,723 899,391 Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 ¡V Share-Based Payment, approved by CMN Resolution No. 3,989/11. Shareholding Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco: Direct ownership September 30, 2026 December 31, 2025 ¡´ Common shares 0.32% 0.32% ¡´ Preferred shares 1.09% 1.05% ¡´ Total shares (1) 0.71% 0.69% (1) September 30, 2026, direct and indirect shareholding of the members of Bradesco¡¦s Board of Directors and Board of Executive Officers amounted to 2.36% of common shares, 1.13% of preferred shares and 1.74% of all shares (2.10% of common shares, 1.09% of preferred shares and 1.59% of all shares December 31, 2025). 39) RISK AND CAPITAL MANAGEMENT a) Risk management For the nine-month period ended September 30, 2026, Bradesco maintained the criteria disclosed in the financial statements as of December 31, 2025, especially regarding the criteria related to measurement according to hierarchical levels, sensitivity analysis of BRADESCO | Consolidated Financial Statements 133 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements financial assets classified in Level 3, and methodologies used to determine fair values. In the second quarter of 2026, the sensitivity analysis methodology was revised, as described in item (d) under Market Risk. Detailed information on risk management process, including credit risk, market risk, liquidity risk, social, environmental, and climate risks and also Bradesco's risks exposures may be found in the Organization's Risk Management Report. b) Capital Management The Basel Ratio is one of the key indicators used in Capital Management to assess the adequacy of the Bank¡¦s capital in relation to its risk exposures. Capital strategies are designed to ensure the maintenance of capital levels consistent with the risk profile, strategic planning, and applicable regulatory requirements. The table below presents the composition of Regulatory Capital and Risk.Weighted Assets, in accordance with the rules established by the Central Bank of Brazil. During the period under review, Bradesco fully complied with the applicable minimum capital requirements. Below is the Basel Ratio: Calculation basis - Basel Ratio R$ thousands Basel III September 30, 2026 December 31, 2025 Prudential Conglomerate Regulatory capital - values Common equity 147,656,141 124,320,006 Level I 166,471,884 145,844,118 Reference Equity - RE 194,299,959 174,968,754 Risk-weighted assets (RWA) - amounts Total RWA 1,216,972,446 1,108,961,848 Regulatory capital as a proportion of RWA Index of Common equity - ICP 12.1% 11.2% Tier I Capital 13.7% 13.2% Basel Ratio 16.0% 15.8% Additional Common Equity (ACP) as a proportion of RWA Additional Common Equity Conservation - ACPConservation 2.5% 2.5% Additional Contracyclic Common Equity - ACPContracyclic 0.0% 0.0% Additional Systemic Importance of Common Equity - Systemic ACPS 1.0% 1.0% Total ACP (1) 3.5% 3.5% Excess Margin of Common Equity 4.1% 3.2% Leverage Ratio (AR) Total exposure 2,315,580,254 2,141,573,090 AR 7.2% 6.8% Short Term Liquidity Indicator (LCR) Total High Quality Liquid Assets (HQLA) 259,907,672 253,255,892 Total net cash outflow 178,717,675 160,033,728 LCR 145.4% 158.3% Long Term Liquidity Indicator (NSFR) Available stable funding (ASF) 1,167,763,942 1,136,032,540 Stable resources required (RSF) 963,756,403 925,369,687 NSFR 121.2% 122.8% (1) Failure to comply with ACP (Additional Common Equity) rules would result in restrictions on the payment of dividends and i nterest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers. BRADESCO | Consolidated Financial Statements 134 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements c) Credit Risk Measurement of Credit Risk Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance. The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes. The estimate of expected loss of financial assets is divided into three categories (stages): ¡E Stage 1: Financial assets with no significant increase in credit risks; ¡E Stage 2: Financial assets with significant increase in credit risks; and ¡E Stage 3: Financial assets that are credit impaired. The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers¡¦ profile, the product type and the current payment status, as shown below: Retail and Wholesale Portfolios: ¡E Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating; ¡E Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk; ¡E Stage 3 (Defaulted or ¡§impaired¡¨): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt; ¡E Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk; ¡E Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and ¡E Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk. The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD). The PD parameter refers to the probability of default perceived by the Company regarding BRADESCO | Consolidated Financial Statements 135 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses. The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation. EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer. Credit Risk Exposure We present below the maximum credit risk exposure of the financial instruments: R$ thousands September 30, 2026 December 31, 2025 Gross value Expected credit losses Gross value Expected credit losses Financial assets Cash and balances with banks (Note 5) 13,705,396 - 15,351,748 - Financial assets measured at fair value through profit or loss (Note 6) (1) 538,070,444 (3,547,957) 530,456,510 (3,519,114) Financial assets measured at fair value through other comprehensive income (Note 8) (1) 117,782,805 (10,571) 109,975,242 (22,679) Securities at amortized cost (Note 9) 318,149,903 (5,119,349) 294,061,380 (3,598,822) Interbank investment (Note 10) 287,683,388 - 235,485,054 - Loans and leases (Note 12) 719,129,431 (45,229,372) 681,288,684 (45,915,731) Other assets (Note 13) 164,719,660 (2,991,248) 161,901,541 (3,267,055) Commitments to extend credit - off balance (Note 12) 363,363,866 (1,526,865) 358,376,828 (1,775,512) Financial guarantees - off balance (Note 12) 133,022,192 (1,315,156) 125,119,738 (1,280,608) Total risk exposure 2,655,627,085 (59,740,518) 2,512,016,725 (59,379,521) (1) Financial assets measured at fair value through other comprehensive income are not reduced by the loss provision. Concentration of loan operations R$ thousands September 30, 2026 December 31, 2025 By concentration Largest borrower 4,095,506 4,013,413 10 largest borrowers 25,139,426 27,452,911 20 largest borrowers 38,883,733 42,537,914 50 largest borrowers 63,963,611 69,173,022 100 largest borrowers 88,731,773 91,346,520 BRADESCO | Consolidated Financial Statements 136 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements By Economic Activity Sector R$ thousands September 30, 2026 % December 31, 2025 % Public sector 12,029,655 1.5 9,695,176 1.2 Private sector 814,310,667 98.5 781,972,038 98.8 Total 826,340,322 100.0 791,667,214 100.0 Companies 367,138,655 44.4 350,644,851 44.3 Real estate and construction activities 26,025,645 3.1 25,188,642 3.2 Retail 36,654,891 4.4 41,304,495 5.2 Services 125,831,008 15.2 115,073,789 14.5 Transportation and concession 30,072,865 3.6 28,635,592 3.6 Automotive 7,922,972 1.0 7,228,928 0.9 Food products 16,836,029 2.0 15,258,682 1.9 Wholesale 20,881,675 2.5 20,564,676 2.6 Production and distribution of electricity 7,239,608 0.9 10,541,406 1.3 Oil, derivatives and aggregate activities 5,102,592 0.6 5,568,769 0.7 Other industries 90,571,370 11.0 81,279,872 10.3 Individuals 459,201,667 55.6 441,022,363 55.7 d) Market Risk VaR Internal Model - Trading Portfolio Below is the 1-day VaR: Risk factors (1) R$ thousands September 30, 2026 December 31, 2025 Fixed rates 2,594 8,265 IGPM/IPCA 7,877 6,902 Exchange coupon 164 67 Foreign currency 2,789 4,031 Equities 2,575 1,940 Sovereign/Eurobonds and Treasuries 3,425 7,055 Other 4,966 1,378 Correlation/diversification effect (10,890) (14,825) VaR (Value at Risk) 13,500 14,814 (1) Amounts net of tax effects. Sensitivity analysis of financial exposures Sensitivity analysis of the Organization¡¦s financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions. The sensitivity analysis methodology was enhanced as of June 2026 to consider both upward and downward movements in risk factors, with the reported impact reflecting the largest loss observed. Previously, the tests considered only one-directional movements for each risk factor. Scenario 1: Application of 1 basis point stresses to interest rates and 1.0% changes in prices, considering both upward and downward movements, with the largest loss observed for each risk factor being reported; BRADESCO | Consolidated Financial Statements 137 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Scenario 2: Application of 25% stresses, considering both upward and downward movements, with the largest loss observed for each risk factor being reported; and Scenario 3: Application of 50% stresses, considering both upward and downward movements, with the largest loss observed for each risk factor being reported. The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization. BRADESCO | Consolidated Financial Statements 138 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements I ¡V Sensitivity Analysis ¡V Trading Portfolio R$ thousands Trading Portfolio (1) September 30, 2026 December 31, 2025 Scenarios Scenarios 1 2 3 1 2 3 Interest rate in Reais (2) Exposure subject to variations in fixed interest rates and interest rate coupons (396) (19,430) (48,988) (318) (102,871) (195,792) Price indexes Exposure subject to variations in price index coupon rates (212) (56,131) (124,298) (294) (54,032) (102,722) Exchange coupon Exposure subject to variations in foreign currency coupon rates (12) (1,774) (3,515) (2) (347) (688) Foreign currency Exposure subject to exchange rate variations (1,921) (48,029) (96,058) (2,184) (54,595) (109,190) Equities Exposure subject to variation in stock prices (1,122) (28,048) (56,097) 476 11,888 23,776 Sovereign/Eurobonds and Treasuries Exposure subject to variations in the interest rate of securities traded on the international market (51) - - 83 6,687 13,058 Other Exposure not classified in other definitions (66) (1,657) (3,313) (13) (320) (640) Total excluding correlation of risk factors (3,780) (155,070) (332,269) (2,252) (193,590) (372,198) (1) Amounts net of tax effects; and (2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 329 bps and 639 bps (scenarios 2 and 3 respectively) September 30, 2026 (December 31, 2025 - the values were approximately 335 bps and 651 bps in scenarios 2 and 3 respectively). Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges). II ¡V Sensitivity Analysis ¡V Trading and banking Portfolios R$ thousands Trading and Banking Portfolios (1) September 30, 2026 December 31, 2025 Scenarios Scenarios 1 2 3 1 2 3 Interest rate in Reais (2) Exposure subject to variations in fixed interest rates and interest rate coupons (14,941) (4,845,631) (9,426,774) (10,533) (3,584,634) (7,069,069) Price indexes Exposure subject to variations in price index coupon rates (18,627) (2,918,983) (5,184,207) (17,802) (2,747,631) (4,869,645) Exchange coupon Exposure subject to variations in foreign currency coupon rates (1,599) (244,338) (478,631) (1,899) (231,410) (447,013) Foreign currency Exposure subject to exchange rate variations (79) (1,978) (3,956) (4,244) (106,104) (212,207) Equities Exposure subject to variation in stock prices (51,167) (1,279,171) (2,558,341) (35,194) (879,844) (1,759,689) Sovereign/Eurobonds and Treasuries Exposure subject to variations in the interest rate of securities traded on the international market (1,826) (179,639) (324,398) 2,442 239,377 465,818 Other Exposure not classified in other definitions (10) (256) (514) 935 23,368 46,735 Total excluding correlation of risk factors (88,249) (9,469,997) (17,976,821) (66,296) (7,286,879) (13,845,070) (1) Amounts net of tax effects; and (2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 336 bps and 659 bps (scenarios 2 and 3 respectively) September 30, 2026 (December 31, 2025 - the values were approximately 335 bps and 653 bps in scenarios 2 and 3 respectively). BRADESCO | Consolidated Financial Statements 139 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements e) Insurance/ Underwriting risk Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company¡¦s expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the measurement of compliance cash flows, as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company¡¦s estimates. Historical experience shows that the larger the group of contracts with similar risks, the lower the variability in cash flows. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks. Uncertainties over estimated future claim payments Claims are due as they occur, and the Organization must compensate all covered claims that occur during the term of the contract. The estimated cost of claims includes the direct expenses to be incurred in their settlement. Therefore, considering the uncertainties inherent to the process, the final settlement may be different from that initially planned. Asset and liability management (ALM) The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM ¡V Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company¡¦s future commitments to its insured persons. The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Company¡¦s product portfolio. Risk management by product The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims). The main risks associated with Non-Life The risks associated with Non-Life include, among others: ¡E Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations; ¡E Unpredictable claims arising from an isolated risk; ¡E Inaccurate pricing or inadequate underwriting of risks; BRADESCO | Consolidated Financial Statements 140 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements ¡E Inadequate reinsurance policies or risk transfer techniques; and ¡E Insufficient or excessive technical provisions. Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals. The main risks inherent to the main Non-Life business lines are summarized as follows: ¡E Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and ¡E Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance. The main risks associated with life insurance and pension plans Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations. The risks associated with life insurance and pension plans include: ¡E Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive; ¡E Policyholder¡¦s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit. On the other hand, high persistence rates for deficit products can increase future losses of these products; ¡E Group Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and ¡E Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk. The main risks related to capitalization bonds Capitalization bonds are medium- to long-term products. The Company uses actuarial assumptions based on historical experience to monitor and estimate the risks arising from these products. The primary risk is prize draw risk, which reflects the Company¡¦s expected obligation to pay prizes on bonds selected in prize draws within partially subscribed series. BRADESCO | Consolidated Financial Statements 141 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements The main risks associated with health and dental insurance The underwriting risks associated with healthcare and dental care plans arise solely from risk-bearing contracts (prepaid plans) and include, among others: ¡E Variations in cause, frequency and severity of indemnities of claims compared to expectations; ¡E Unforeseen claims resulting from isolated risk; ¡E Incorrect pricing or inadequate subscription of risks; and ¡E Insufficient or overvalued technical provisions. For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured¡¦s behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk. The risks associated with administered contracts (postpaid plans) primarily relate to credit risk, arising from the possibility that the policyholder may fail to remit the amounts due to the Company. However, the insurance/claims risk relating to such contracts is borne by the policyholder. Risk management of non-life, life insurance and pension plans and health insurance The Board for Risk Management monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Technical Superintendent of Actuary and Statistics. The Technical Superintendent developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies. For life insurance, pension plans and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population. Persistency risk is managed through the frequent management of the Company¡¦s historical experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies. The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life insurance and pension plans, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance. BRADESCO | Consolidated Financial Statements 142 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Risk Concentration The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by geographic region and business segment are observed. The table below shows the concentration of types of risks insured: Geograph ic Region Distribution of Net Written Premiums, Net of Reinsurance ¡V R$ thousand September 30, 2026 Auto RE (Non life - Property) PGBL Traditional Pension VGBL Life insurance Health* / Dental Total Midwest 749,340 135,269 18,347 19,065 1,601,433 495,803 2,382,607 5,401,864 Northeast 841,141 143,332 57,619 30,442 3,355,676 1,060,217 4,132,549 9,620,977 North 160,944 54,543 13,685 10,034 812,623 373,523 1,049,969 2,475,320 Southeast 2,324,890 1,669,462 1,314,536 243,478 13,856,486 7,260,618 25,037,605 51,707,075 South 1,297,002 353,790 49,909 37,871 2,566,547 1,215,580 1,766,555 7,287,255 Total (*) 5,373,317 2,356,396 1,454,097 340,889 22,192,765 10,405,741 34,369,285 76,492,490 Geograph ic Region Distribution of Net Written Premiums, Net of Reinsurance ¡V R$ thousand On September 30, 2025 Auto RE (Non life - Property) PGBL Traditional Pension VGBL Life insurance Health* / Dental Total Midwest 691,014 149,735 14,516 22,670 1,478,282 540,916 2,142,398 5,039,532 Northeast 807,084 171,075 45,478 35,363 3,272,125 1,054,926 3,758,060 9,144,111 North 149,210 84,234 11,494 10,531 917,217 379,859 944,610 2,497,155 Southeast 2,251,141 1,638,180 1,246,634 249,640 17,441,212 6,903,008 22,307,865 52,037,681 South 1,241,991 314,824 53,049 46,812 3,174,148 1,253,215 1,614,564 7,698,604 Total (*) 5,140,441 2,358,048 1,371,171 365,016 26,282,984 10,131,924 30,767,497 76,417,083 (*) Does not include the amount of R$237,689 thousand (2025 ¡V R$213,131 thousand) referring to the net premiums issued by Mediservice and Bradesco Saude Operadora de Planos, as the subsidiaries operate only with plans in the managed (post-payment) modality. The premium for the post-payment modality of companies regulated by the ANS is no longer accounted for as a premium, and is now accounted for as a claims reduction account, following the guidelines of RN No. 528/2022. Sensitivity test The purpose of the sensitivity test is to measure the impacts on the Organization¡¦s results, in the event of isolated, reasonably possible changes in assumptions inherent to the operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date. As risk factors, the following premises were elected: ¡E Risk-free interest rate ¡V represents the minimum level of profitability that can be taken for granted by the Organization. The test evaluated the impact of an decrease in the risk-free interest rate curve; ¡E Income Conversion ¡V The test evaluated the impact of an increase in the income conversion ratio for annuity contracts; ¡E Longevity (Improvement) ¡V represents an individual's life expectancy, based on their year of birth, their current age, and other demographic factors, including gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts; and ¡E Loss ratio ¡V is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Organization received for the contract. The test assessed the impact of an increase in claims. BRADESCO | Consolidated Financial Statements 143 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Sensitivity test results The table below shows the impact on the Company's results in insurance liabilities for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the risk factor: Percentage adjustment to each assumption: September 30, 2026 ¡V R$ thousand Impact on shareholders¡¦ equity Impact on income Interest rates* Longevity (improvement) Conversion to income Variation of - 0.01% (PCC) Variation of - 0.01% (PDR/PDC) Variation of 0.20% Variation of +5 percentage points Traditional plans (contributing period) - (5) (17) (508) PGBL and VGBL (contributing period) - (23) (132) (8,292) All plans(retirement benefit period) (5,249) (31) (68,162) - Individual Life - (1) - - Total (5,249) (59) (68,310) (8,800) Percentage adjustment to each assumption: On September 30, 2025 ¡V R$ thousand Impact on shareholders¡¦ equity Impact on income Interest rates* Longevity (improvement) Conversion to income Variation of - 0.01% (PCC) Variation of - 0.01% (PDR/PDC) Variation of 0.20% Variation of +5 percentage points Traditional plans (contributing period) - (10) (30) (1,065) PGBL and VGBL (contributing period) - (30) (160) (10,197) All plans(retirement benefit period) (5,636) (25) (69,825) - Individual Life - - - - Total (5,636) (65) (70,015) (11,263) * DV1 (Dollar Value of 1 basis point) was selected as the shock factor because it is a metric widely used in the financial market to measure interest-rate risk and facilitate comparisons between different instruments, as it translates sensitivity into a monetary unit. The table below presents the impact on the Company's results and net equity for damage, life with survival coverage, pension, individual life and health insurance considering variations in the previously mentioned assumptions: Sensitivity - 1% Variation R$ thousands Gross of reinsurance Net of reinsurance September 30, 2026 On September 30, 2025 September 30, 2026 On September 30, 2025 Non-Life (45,701) (44,257) (45,411) (44,055) Life (31,203) (29,238) (30,905) (29,041) Health (Health and Dental) (206,216) (183,943) (206,216) (183,943) The effect of this sensitivity is linear. Considering the loss ratio recorded for the period from July, 2025 to June, 2026, variations were observed in Non.Life of ¡V1 and +4 percentage points for the lower and upper scenarios, respectively; in Life of ¡V1 and 0 percentage points for the lower and upper scenarios, respectively; and in Health of ¡V2 and +2 percentage points for the lower and upper scenarios, respectively. It should be noted that such variations are continuously monitored. BRADESCO | Consolidated Financial Statements 144 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Limitations of sensitivity analysis Sensitivity analyses show the effect of a change in certain assumptions while other assumptions remain unchanged. Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company¡¦s financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures. Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management¡¦s view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner. BRADESCO | Consolidated Financial Statements 145 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements f) Statement of financial position by currency and maturity I ¡V The statement of financial position by currency R$ thousands September 30, 2026 December 31, 2025 Total Local currency Foreign (1) (2) Foreign (1) (2) Assets Cash and due from banks 13,705,396 9,469,437 4,235,959 5,755,123 Financial assets measured at fair value through profit or loss 563,112,602 545,625,739 17,486,863 15,473,743 - Securities and other financial assets 534,861,152 519,416,262 15,444,890 13,249,915 - Derivative financial instruments 28,251,450 26,209,477 2,041,973 2,223,828 Financial assets measured at fair value through other comprehensive income 112,637,162 105,943,118 6,694,044 14,667,645 - Securities, net of expected credit losses associated with credit risk 112,637,162 105,943,118 6,694,044 14,667,645 Financial assets at amortized cost 1,567,205,988 1,460,806,870 106,399,118 87,882,363 - Securities, net of expected credit losses associated with credit risk 313,030,554 282,360,271 30,670,283 12,722,960 - Interbank investments 287,683,388 287,214,300 469,088 2,807,715 - Compulsory and other deposits with the Brazilian Central Bank 130,863,575 130,815,413 48,162 44,014 - Loans net of losses associated with credit risk 666,020,021 592,409,601 73,610,420 71,901,769 Leases net of expected credit losses associated with credit risk 7,880,038 7,880,038 - - - Other financial assets 161,728,412 160,127,247 1,601,165 405,905 Non-current assets held for sale and discontinued operations 2,406,106 2,369,211 36,895 39,431 Investments in affiliates and jointly controlled entities 15,078,590 15,078,590 - - Premises and equipment, net of depreciation 8,195,120 8,119,582 75,538 130,891 Intangible assets and goodwill, net of amortization 22,119,035 21,890,138 228,897 173,993 Current income and other tax assets 32,819,381 32,307,033 512,348 371,730 Tax credit 111,972,700 111,923,096 49,604 31,306 Other assets 20,288,292 18,704,420 1,583,872 1,757,638 Total assets 2,469,540,372 2,332,237,234 137,303,138 126,283,863 Liabilities Financial liabilities at amortized cost 1,683,376,999 1,520,479,690 162,897,309 139,219,428 - Deposits from banks 438,227,090 369,046,475 69,180,615 55,231,530 - Deposits from customers 756,875,695 679,986,046 76,889,649 72,554,578 - Securities issued 351,727,724 334,916,497 16,811,227 11,417,683 - Subordinated debt 49,272,445 49,272,445 - - - Other financial liabilities 87,274,045 87,258,227 15,818 15,637 Financial liabilities measured at fair value through profit or loss 26,052,033 22,494,482 3,557,551 3,947,843 Other financial instruments with credit risk exposure 2,842,021 2,838,200 3,821 6,199 - Loan Commitments 1,526,865 1,523,224 3,641 5,915 - Financial guarantees 1,315,156 1,314,976 180 284 Technical provisions for insurance, pension plans and capitalization bonds 478,934,338 478,910,911 23,427 21,363 Other provisions 32,751,219 32,624,029 127,190 147,518 Current income tax liabilities 2,335,556 2,076,666 258,890 120,493 Deferred income tax 8,309,729 8,229,040 80,689 84,285 Other liabilities 44,661,296 42,588,545 2,072,751 1,908,726 Total liabilities 2,279,263,191 2,110,241,563 169,021,628 145,455,855 Equity Equity attributable to controlling shareholders of the parent 188,474,684 188,474,684 - - Non-controlling interests 1,802,497 1,802,497 - - Total equity 190,277,181 190,277,181 - - Total equity and liabilities 2,469,540,372 2,300,518,744 169,021,628 145,455,855 Net position of assets and liabilities (31,718,490) (19,171,992) Net position of derivatives (2) 24,679,231 13,836,792 Other net off-balance-sheet accounts (3) (667,093) (224,924) Net exchange position (liability) (4) (5) - (7,706,352) (5,560,124) (1) Amounts originally recognized and/or indexed mainly in US$; (2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; (3) Other commitments recorded in memorandum accounts; and (4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$(1,977,974) thousand in the nine-month period ended September 30, 2026 (R$(5,138,842) thousand in 2025), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$472,981 thousand (R$806,407 thousand December 31, 2025); and (5) During the period, the exchange rate variation of financial instruments recognized in income statement was R$564,085 thousand (R$(618,389) thousand in 2025). BRADESCO | Consolidated Financial Statements 146 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements II ¡V The statement of financial position by maturity R$ thousands 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days No stated maturity September 30, 2026 December 31, 2025 Assets Cash and due from banks 13,705,396 - - - - 13,705,396 15,351,748 Financial assets measured at fair value through profit or loss 550,585,264 2,048,587 680,785 9,797,966 - 563,112,602 547,913,136 - Securities and other financial assets (1) (2) 534,861,152 - - - - 534,861,152 526,937,396 - Derivative financial instruments 15,724,112 2,048,587 680,785 9,797,966 - 28,251,450 20,975,740 Financial assets measured at fair value through other comprehensive income 2,225,626 7,868,111 4,019,226 94,122,717 4,401,482 112,637,162 109,952,563 - Securities, net of expected credit osses associated with credit risk (1) (2) 2,225,626 7,868,111 4,019,226 94,122,717 4,401,482 112,637,162 109,952,563 Financial assets at amortized cost 576,122,824 210,792,586 144,756,035 635,534,543 - 1,567,205,988 1,441,634,500 - Securities, net of expected losses associated with credit risk (1) 4,048,818 26,004,177 27,713,624 255,263,935 - 313,030,554 290,462,558 - Interbank investments (1) 227,940,356 51,294,267 6,679,036 1,769,729 - 287,683,388 235,485,054 - Compulsory and other deposits with the Brazilian Central Bank 130,863,575 - - - - 130,863,575 121,679,449 - Loans net of losses associated with credit risk 140,834,436 100,514,710 86,506,510 338,164,365 - 666,020,021 627,852,869 Leases net of expected credit losses associated with credit risk 14,297 116,687 249,004 7,500,050 - 7,880,038 7,520,084 - Other financial assets 72,421,342 32,862,745 23,607,861 32,836,464 - 161,728,412 158,634,486 Non-current assets held for sale and discontinued operations 2,406,106 - - - - 2,406,106 1,612,862 Investments in affiliates and jointly controlled entities - - - - 15,078,590 15,078,590 13,348,433 Premises and equipment, net of depreciation 87,402 437,009 524,410 6,445,978 700,321 8,195,120 8,626,609 Intangible assets and goodwill, net of amortization 569,123 2,845,335 2,451,087 16,001,032 252,458 22,119,035 20,668,922 Current income and other tax assets 3,126,654 315,206 286,940 29,090,581 - 32,819,381 12,779,690 Tax credit - - - 111,972,700 - 111,972,700 118,702,047 Other assets 11,548,766 4,815,688 125,714 3,798,124 - 20,288,292 16,137,253 Total September 30, 2026 1,160,377,161 229,122,522 152,844,197 906,763,641 20,432,851 2,469,540,372 Total December 31, 2025 1,110,587,289 228,058,583 155,781,066 792,280,330 20,020,495 2,306,727,763 - Liabilities Financial liabilities at amortized cost 583,831,927 206,302,130 184,178,332 690,248,866 18,815,744 1,683,376,999 1,585,281,245 - Deposits from banks (1) (3) 330,632,485 54,718,676 26,042,818 26,833,111 - 438,227,090 427,099,494 - Deposits from customers (3) 196,848,444 67,605,134 105,654,600 386,767,517 - 756,875,695 721,274,151 - Securities issued 8,184,771 54,325,338 44,930,585 244,287,030 - 351,727,724 306,260,682 - Subordinated debt - 161,380 845,759 29,449,562 18,815,744 49,272,445 54,714,526 - Other financial liabilities 48,166,227 29,491,602 6,704,570 2,911,646 - 87,274,045 75,932,392 Financial liabilities measured at fair value through profit or loss 16,409,935 1,392,661 772,676 7,476,761 - 26,052,033 18,562,103 Other financial instruments with credit risk exposure 437,979 687,531 496,066 1,220,445 - 2,842,021 3,056,120 - Loan commitments and credits to be released 409,943 657,684 458,686 552 - 1,526,865 1,775,512 - Financial guarantees 28,036 29,847 37,380 1,219,893 - 1,315,156 1,280,608 Technical provisions for insurance, pension plans and capitalization bonds 17,236,657 38,618,384 27,486,527 395,592,770 - 478,934,338 445,994,253 Other provisions 16,093,666 701,688 606,929 15,348,936 - 32,751,219 35,460,514 Current income tax liabilities 2,022,476 313,080 - - - 2,335,556 2,003,486 Deferred income tax - - - 8,309,729 - 8,309,729 5,450,471 BRADESCO | Consolidated Financial Statements 147 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements (1) Repurchase agreements are classified according to the maturity of the transactions; (2) Investments in investment funds are classified as 1 to 30 days; and (3) Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover. R$ thousands 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days No stated maturity September 30, 2026 December 31, 2025 Other liabilities 44,222,294 175,707 12,037 251,258 - 44,661,296 37,884,970 Equity Equity attributable to controlling shareholders of the parent - - - - 188,474,684 188,474,684 172,239,039 Non-controlling interests - - - - 1,802,497 1,802,497 795,562 Total Equity - - - - 190,277,181 190,277,181 173,034,601 Total September 30, 2026 680,254,934 248,191,181 213,552,567 1,118,448,765 209,092,925 2,469,540,372 Total December 31, 2025 668,671,429 202,449,367 187,242,200 1,053,806,057 194,558,710 2,306,727,763 BRADESCO | Consolidated Financial Statements 148 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements g) Fair value of financial assets and liabilities The carrying amounts and the fair values of the financial assets and liabilities are: R$ thousands September 30, 2026 December 31, 2025 Book value Fair Value Book value Fair Value Assets Interbank investments 287,683,388 287,741,098 235,485,054 235,513,370 Compulsory deposits with the Brazilian Central Bank 130,863,575 130,863,575 121,679,449 121,679,449 Securities: At fair value through profit or loss (1) 534,861,152 534,861,152 526,937,396 526,937,396 Fair value through other comprehensive income 112,637,162 112,637,162 109,952,563 109,952,563 At amortized cost (1) 313,030,554 300,854,606 290,462,558 280,210,667 Derivative financial instruments 28,251,450 28,251,450 20,975,740 20,975,740 Loans and leases 673,900,059 657,373,177 635,372,953 617,337,432 Other financial assets 161,728,412 161,728,412 158,634,486 158,634,486 Liabilities Deposits from banks 438,227,090 438,398,538 427,099,494 427,535,327 Deposits from customers 756,875,695 753,797,966 721,274,151 718,421,538 Funds from securities issued 351,727,724 351,033,373 306,260,682 306,537,715 Subordinated debt 49,272,445 50,131,009 54,714,526 56,371,225 Derivative financial instruments 26,052,033 26,052,033 18,562,103 18,562,103 Other financial liabilities 87,274,045 87,274,045 75,932,392 75,932,392 (1) Includes securities with characteristics of credit granting. R$ thousands September 30, 2026 Level 1 Level 2 Level 3 Fair Value Fair value through profit or loss 471,151,602 60,492,120 3,217,430 534,861,152 Financial treasury bills 270,272,633 - - 270,272,633 National treasury bills 32,676,220 - - 32,676,220 National treasury notes 73,771,270 - - 73,771,270 Financial bills - 36,388,153 - 36,388,153 Debentures 33,689,965 7,982,507 - 41,672,472 Stocks 22,133,412 6,066,473 1,155,032 29,354,917 Other 38,608,102 10,054,987 2,062,398 50,725,487 Derivatives 178,257 2,757,829 (736,669) 2,199,417 Derivative financial instruments (assets) 15,345,251 12,292,416 613,783 28,251,450 Derivative financial instruments (liabilities) (15,166,994) (9,534,587) (1,350,452) (26,052,033) Fair value through other comprehensive income 111,391,231 1,242,476 3,455 112,637,162 National treasury notes 53,298,555 - - 53,298,555 National treasury bills 28,709,952 - - 28,709,952 Financial treasury bills 13,530,952 - - 13,530,952 Foreign government bonds 3,131,189 - - 3,131,189 Stocks 4,400,993 - 488 4,401,481 Other 8,319,590 1,242,476 2,967 9,565,033 Total 582,721,090 64,492,425 2,484,216 649,697,731 Public 478,186,462 8,910 2,967 478,198,339 Private 104,534,628 64,483,515 2,481,249 171,499,392 BRADESCO | Consolidated Financial Statements 149 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands December 31, 2025 Level 1 Level 2 Level 3 Fair Value Fair value through profit or loss 462,534,100 60,865,736 3,537,560 526,937,396 Financial treasury bills 261,528,047 - - 261,528,047 National treasury bills 61,582,124 - - 61,582,124 National treasury notes 71,921,718 - - 71,921,718 Financial bills - 42,434,666 - 42,434,666 Debentures 28,607,553 4,746,501 44,747 33,398,801 Stocks 17,515,905 4,143,553 1,876,636 23,536,094 Other 21,378,753 9,541,016 1,616,177 32,535,946 Derivatives (333,439) 3,521,624 (774,548) 2,413,637 Derivative financial instruments (assets) 9,266,883 11,435,197 273,660 20,975,740 Derivative financial instruments (liabilities) (9,600,322) (7,913,573) (1,048,208) (18,562,103) Fair value through other comprehensive income 106,020,325 3,051,953 880,285 109,952,563 National treasury notes 39,211,359 - - 39,211,359 National treasury bills 23,738,481 - - 23,738,481 Financial treasury bills 17,665,354 - - 17,665,354 Foreign government bonds 8,177,931 - - 8,177,931 Stocks 4,846,400 - 873,493 5,719,893 Other 12,380,800 3,051,953 6,792 15,439,545 Total 568,220,986 67,439,313 3,643,297 639,303,596 Public 488,945,557 - 6,792 488,952,349 Private 79,275,429 67,439,313 3,636,505 150,351,247 The table below present the reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3): R$ thousands Financial assets measured at fair value through profit or loss Financial assets measured at fair value through other comprehen sive income Assets Derivative Liabilities Derivatives Total Balance as of December 31, 2025 3,537,560 880,285 273,660 (1,048,208) 3,643,297 Recognized in profit or loss 3,553 1,158 - - 4,711 Included in other comprehensive income - (376) - - (376) Acquisitions 242,168 - 340,123 (302,244) 280,047 Settlements (131,262) (4,607) - - (135,869) Maturities (64,416) - - - (64,416) Transfers (to)/from other levels (1) (370,173) (873,005) - - (1,243,178) Balance as of September 30, 2026 3,217,430 3,455 613,783 (1,350,452) 2,484,216 (1) These securities were reclassified between levels 2 and 3 due to an increase in credit risk and the spread curve containing unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2. R$ thousands Financial assets measured at fair value through profit or loss Financial assets measured at fair value through other comprehens ive income Assets Derivative Liabilities Derivatives Total Balance on January 1, 2025 2,424,132 1,094,128 137,552 (557,559) 3,098,253 Included in statement of income 415,965 (2,145) - - 413,820 Included in other comprehensive income - (94,752) - - (94,752) Acquisitions 195,658 - 120,607 (267,738) 48,527 Settlements (721,913) (12,252) - - (734,165) Maturities (58,403) (3,943) - - (62,346) Transfers (to)/from other levels (1) (27,692) - - - (27,692) Balance as of September 30, 2025 2,227,747 981,036 258,159 (825,297) 2,641,645 (1) These securities were reclassified between levels 2 and 3 due to an increase in credit risk and the spread curve containing unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2. BRADESCO | Consolidated Financial Statements 150 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Sensitivity analysis for financial assets classified as Level 3 R$ thousands September 30, 2026 Impact on income Impact on shareholders¡¦ equity 1 2 3 1 2 3 Interest rate in Reais (626) (186,074) (320,201) - (6) (12) Price indexes - (71) (136) - - - Exchange coupon (114) (17,893) (34,361) - - - Foreign currency (4,003) (100,074) (200,149) - - - Equities (6,353) (158,817) (317,634) (3) (67) (134) R$ thousands December 31, 2025 Impact on income Impact on shareholders¡¦ equity 1 2 3 1 2 3 Interest rate in Reais (28) (9,841) (19,247) - (77) (151) Exchange coupon (54) (6,508) (12,485) - - - Foreign currency 1,469 36,729 73,459 - - - Equities 10,321 258,037 516,075 4,804 120,105 240,211 Financial instruments not measured at fair value The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels: R$ thousands September 30, 2026 Level 1 Level 2 Level 3 Fair Value Book value Assets Interbank investments - 287,741,098 - 287,741,098 287,683,388 Securities at amortized cost (1) 167,175,945 125,216,915 8,461,746 300,854,606 313,030,554 Loans and leases - - 657,373,177 657,373,177 673,900,059 Liabilities Deposits from banks - - 438,398,538 438,398,538 438,227,090 Deposits from customers - - 753,797,966 753,797,966 756,875,695 Funds from securities issued - - 351,033,373 351,033,373 351,727,724 Subordinated debt - - 50,131,009 50,131,009 49,272,445 (1) Includes securities with characteristics of credit granting. R$ thousands December 31, 2025 Level 1 Level 2 Level 3 Fair Value Book value Assets Interbank investments - 235,513,370 - 235,513,370 235,485,054 Securities at amortized cost (1) 170,286,961 104,670,553 5,253,153 280,210,667 290,462,558 Loans and leases - - 617,337,432 617,337,432 635,372,953 Liabilities Deposits from banks - - 427,535,327 427,535,327 427,099,494 Deposits from customers - - 718,421,538 718,421,538 721,274,151 Funds from securities issued - - 306,537,715 306,537,715 306,260,682 Subordinated debt - - 56,371,225 56,371,225 54,714,526 (1) Includes securities with characteristics of credit granting. BRADESCO | Consolidated Financial Statements 151 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 40) OTHER INFORMATION a) Non-recurring net income According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events. Our accumulated accounting result September 30, 2026, was R$19,188,782 thousand. There were no non.recurring results in the period. As of September 30, 2025, accumulated accounting profit amounted to R$18,073,509 thousand; recurring profit totaled R$18,135,071 thousand, and non.recurring results amounted to R$ (61,562) thousand, net of taxes, related to the Adhesion to the Comprehensive Settlement Program (Programa de Transacao Integral ¡V PTI). b) Investment funds and portfolios The Organization manages investment funds and portfolios, whose net assets as of September 30, 2026, reached R$1,574,932,538 thousand (R$1,409,467,167 thousand December 31, 2025). c) Employee Benefits Bradesco and its subsidiaries offer their employees and officers/management benefits, including: private pension, health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses totaling, in the period ended September 30, 2026, R$4,023,005 thousand (2025 ¡V R$4,119,933 thousand). d) Compulsory collection In 2026, changes were made to the compulsory reserve rules, as shown below: Description Current Rule Demand deposits BCB Resolution No. 551/26 BCB Resolution No. 551/26, which complements BCB Resolution No. 189, establishes a temporary mechanism for the deduction from the required reserve requirements on demand and time deposits, as a result of the mandatory early payment of 60 installments in March 2026 and 12 installments in March 2027 and March 2028 of contributions to the Credit Guarantee Fund (Fundo Garantidor de Creditos ¡V FGC). The regulation allows financial institutions to deduct the amounts paid in advance from the required reserve, subject to the applicable reserve requirement limits. Such deduction is limited to the amount of the advance payment and must be gradually recomposed over time. e) Banco Bradesco S.A. has agreements for the offsetting and settlement of obligations entered into with certain counterparties. Payment obligations to Banco Bradesco S.A. arising from credit and derivative transactions, in the event of default by the BRADESCO | Consolidated Financial Statements 152 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements counterparty, will be offset against Banco Bradesco's payment obligations to the counterparty. f) On January 16, 2025, Complementary Law No. 214/25 was enacted, resulting from the conversion of Bill of Complementary Law (PLP) No. 68/24, which forms part of the regulatory framework of Constitutional Amendment No. 132/23 that established the Brazilian Consumption Tax Reform. Among other provisions, the law introduced the Tax on Goods and Services (IBS), the Contribution on Goods and Services (CBS), and the Selective Tax (IS), representing a significant milestone in the implementation of the consumption tax reform. On January 13, 2026, Complementary Law No. 227, derived from PLP No. 108/24, was enacted, establishing the IBS Management Committee (CGIBS) and setting forth the general rules governing its administration, oversight, collection, and allocation of tax revenues. The legislation also established the IBS/CBS tax rates applicable to financial services from 2027 through 2033, providing for a progressive increase from 10.85% to 12.50%. For fees and charges currently subject to the Tax on Services (ISS), a reduction in the applicable tax rate from 2.0% to 1.2% is provided for over the same period. Throughout 2026, Decree No. 12,955/26 and CGIBS Resolution No. 6/26 were issued, regulating the CBS and IBS, respectively. On October 2, 2026, version 1.3.0 of the Technical Documentation for the Specific Regimes Return (DeRE) was published, as approved by Joint Technical Act RFB/CGIBS No. 6/26, introducing new layouts, validation rules, and the User Guidance Manual, including provisions applicable to the specific regime for financial services. The Bank continues to monitor the evolution of the regulatory framework and the technical specifications required for the implementation of the new tax model, as well as to assess its potential impacts. To date, it is not possible to reliably and definitively measure the effects arising from these changes. g) On February 27, 2026, Bradesco entered into a binding agreement for a corporate reorganization, involving common controlled entities by Bradesco, that will consolidate the entire healthcare business segment of the Bradesco Organization under a single publicly listed entity, Odontoprev S.A. (¡§Odontoprev¡¨). Under the terms of the agreement, Bradesco will become the direct controlling shareholder of Odontoprev, holding a 91.35% interest, and Odontoprev will be renamed ¡§Bradsaude S.A.¡¨, serving as the holding company for all of our healthcare operations. The transaction involves a partial spin-off of Bradseg Participacoes S.A. and the merger of shares of Bradesco Gestao de Saude S.A. into Odontoprev. The reorganization aims to simplify our corporate structure and integrate our healthcare businesses to capture operational and commercial synergies. The transaction terms were negotiated by an independent committee of Odontoprev and were supported by a fairness opinion issued by Citigroup Global Markets Inc. On March 6, 2026, in continuation of the agreement entered into on February 27, 2026, we informed shareholders and the market in general of the following developments regarding the Transaction: (i) the disclosure of the information resulting from the valuation report (dated March 5, 2026) of BGS¡¦s shares, at fair market value, for purposes of determining the amount of Odontoprev¡¦s capital increase arising from the Share Merger, pursuant to Articles 8 and 252 of Law No. 6,404/1976; and, as a result of the completion of such procedures; and (ii) the call of an Extraordinary General Meeting BRADESCO | Consolidated Financial Statements 153 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements of Odontoprev¡¦s shareholders (¡§Odontoprev EGM¡¨) to, in summary, resolve on: (a) the approval of the Share Merger (as defined in the Material Fact regarding the Transaction) of BGS by Odontoprev, including the Merger Protocol and Justification (as defined in the Material Fact regarding the Transaction), as amended by the First Amendment, and the respective valuation reports; (b) the resulting capital increase of Odontoprev; (c) the amendment of Odontoprev¡¦s bylaws, including the change of its corporate name to ¡§Bradsaude S.A.¡¨; and (d) the Asset Contribution (as defined in the Material Fact regarding the Transaction) to Mediservice Operadora de Planos de Saude S.A.; all as described in the Material Fact regarding the Transaction. On April 6, 2026, a corporate reorganization aimed at consolidating the healthcare businesses of the Bradesco Organization within Odontoprev S.A. was approved. The transaction comprises: (i) the incorporation of the shares of Bradesco Gestao de Saude S.A. by Odontoprev S.A., and (ii) the contribution of operational assets and liabilities of Odontoprev S.A. to Mediservice Operadora de Planos de Saude S.A. The aforementioned transactions were approved at Extraordinary General Meetings held in April 2026, and all conditions precedent set forth in the respective reorganization agreements were satisfied, including the approvals granted by the National Agency for Supplementary Health (ANS) on March 30, 2026 for the share incorporation and on April 2, 2026 for the contribution of assets. On April 30, 2026, the merger of the shares of Bradesco Gestao de Saude S.A. (BGS) into BradSaude S.A. (the new corporate name of Odontoprev S.A.) was approved and completed, resulting in BGS becoming a wholly owned subsidiary of BradSaude. As a result of the transaction, Banco Bradesco S.A.'s ownership interest in BradSaude came to represent 91.35% of its total voting and share capital. In addition, an operational reorganization was approved, involving the transfer of BradSaude's dental plans portfolio and related operating assets and liabilities to Mediservice Operadora de Planos de Saude S.A., as part of the ongoing process of consolidating the Bradesco Organization's healthcare businesses. BRADESCO | Consolidated Financial Statements 154 Conso lidated Financial Statements | Management Bodies Reporting Date September 21, 2026 Board of Directors Chairman Luiz Carlos Trabuco Cappi Vice Chairman Alexandre da Silva Gluher Members Denise Aguiar Alvarez Mauricio Machado de Minas Rubens Aguiar Alvarez Rogerio Pedro Camara Ivan Luiz Gontijo Junior Independent Members Paulo Roberto Simoes da Cunha Denise Pauli Pavarina Regina Helena Jorge Nunes Paulo Rogerio Caffarelli Board of Executive Officers Chief Executive Officer Marcelo de Araujo Noronha Executive Vice-Presidents Cassiano Ricardo Scarpelli Jose Ramos Rocha Neto Guilherme Muller Leal Bruno D¡¦Avila Melo Boetger Executive Officers Roberto de Jesus Paris Oswaldo Tadeu Fernandes Juliano Ribeiro Marcilio Andre Luis Duarte de Oliveira Cintia Scovine Barcelos de Souza Fernando Freiberger Jose Augusto Ramalho Miranda Marcos Valerio Tescarolo Renata Geiser Mantarro Vinicius Urias Favarao Silvana Rosa Machado Tulio Xavier de Oliveira Francesco Di Marcello Julio Cesar Bueno Alexandre Panico Carlos Henrique Villela Pedras Officers Afranio Carlos Camargo Dantzger Alessandro Zampieri Alex de Brito Bonifacio Alexandre Cesar Pinheiro Quercia Ana Luisa Rodela Blanco Andre Costa Carvalho Andre Ferreira Gomes Antonio Campanha Junior *Armando Sposito Junior Braulio Miranda Oliveira Bruno Funchal Bruno Rosa Cardoso Clayton Neves Xavier Cristiano Adjuto e Campos Cristiano Gomes de Moura Cristina Coelho de Abreu Pinna *Daniel Augusto Falbi Daniela Pinheiro de Castro Danilo Luis Damasceno Fabio Monteiro Chehab Fabio Suzigan Dragone Fernando Honorato Barbosa Fernando Juliao de Souza Amaral Francisco Armando Aranda Francisco Henrique Franca Fernandes Henrique Leme Pinto Lima Jeferson Ricardo Garcia Honorato Jose Leandro Borges *Jose Ricardo Paliares Juliana Laham Julio Cardoso Paixao Julio Cesar de Almeida Guedes Leandro Jose Diniz Leandro Karam Correa Leite Leandro Marcal Araujo Leticia Cardelli Buso Gomes Luis Claudio de Freitas Coelho Pereira Luiz Philipe Roxo Biolchini *Luiz Renato Goncalves de Lima Manoel Guedes de Araujo Neto Marcelo Souza Ramos Marcio Renato Ribeiro Silva Marco Aurelio Galicioli Marcos Alexandre Pina Cavagnoli Marcos Daniel Boll Marina Bauab Carvalho Werebe Marina Claudia Gonzalez Martin de Carvalho Marina Gravina Veasey Nairo Jose Martinelli Vidal Junior Nilton Pereira dos Santos Junior Patricia Kessler de Assumpcao Patricia Soares Martil Rafael Forte Araujo Cavalcanti Rafael Padilha de Lima Costa Regis Eduardo Prenhaca Carreira Renato Camargo Nascimento Junior Ricardo Barbieri de Andrade Ricardo Eleuterio da Silva Roberto Franca Romero Gomes de Albuquerque Rubia Becker Ruy Celso Rosa Filho Soraya Bahde Telma Maria dos Santos Calura Vinicius Panaro Regional Officers Altair Luiz Guarda Amadeu Emilio Suter Neto Cesar Cabus Berenguer Silvany Deborah D¡¦Avila Pereira Campani Santana Edmir Jose Domingues Hebercley Magno dos Santos Lima Marcelo Magalhaes Marcos Alberto Willemann Nelson Pasche Junior Welder Coelho de Oliveira Committees Subordinated to the Board of Directors Statutory Committees Audit Committee Rogerio Pedro Camara ¡V Coordinator Amaro Luiz de Oliveira Gomes ¡V Qualified Member Antonio Jose da Barbara - Member Remuneration Committee Alexandre da Silva Gluher - Coordinator Mauricio Machado de Minas - Member Fabio Augusto Iwasaki (Non-Manager) Non-Statutory Committees Ethics Integrity and Conduct Committee Alexandre da Silva Gluher - Coordinator Mauricio Machado de Minas Rubens Aguiar Alvarez Rogerio Pedro Camara Ivan Luiz Gontijo Junior Paulo Rogerio Caffarelli Marcelo de Araujo Noronha Cassiano Ricardo Scarpelli Jose Ramos Rocha Neto Vinicius Urias Favarao Silvana Rosa Machado Julio Cesar Bueno Clayton Neves Xavier Risk Committee Mauricio Machado de Minas - Coordinator Paulo Roberto Simoes da Cunha Regina Helena Jorge Nunes Nomination and Succession Planning Committee Luiz Carlos Trabuco Cappi - Coordinator Alexandre da Silva Gluher Mauricio Machado de Minas Ivan Luiz Gontijo Junior Marcelo de Araujo Noronha Sustainability and Diversity Committee Ivan Luiz Gontijo Junior - Coordinator Alexandre da Silva Gluher Denise Aguiar Alvarez Mauricio Machado de Minas Denise Pauli Pavarina Marcelo de Araujo Noronha Bruno D¡¦Avila Melo Boetger Juliano Ribeiro Marcilio Silvana Rosa Machado Andre Costa Carvalho Fabiana Costa Tolentino Strategic Committee Luiz Carlos Trabuco Cappi - Coordinator Alexandre da Silva Gluher Mauricio Machado de Minas Rogerio Pedro Camara Ivan Luiz Gontijo Junior Marcelo de Araujo Noronha Committee Subordinated to the Chief Executive Officer Disclosure Executive Committee Andre Costa Carvalho - Coordinator Marcelo de Araujo Noronha Cassiano Ricardo Scarpelli Jose Ramos Rocha Neto Guilherme Muller Leal Roberto de Jesus Paris Oswaldo Tadeu Fernandes Vinicius Urias Favarao Antonio Campanha Junior Marina Claudia Gonzalez Martin de Carvalho Vinicius Panaro Ney Ferraz Dias Fiscal Council Sitting Members Jose Maria Soares Nunes Joaquim Caxias Romao Ava Cohn Deputy Members Marcos Aparecido Galende Joaquim Kiyoshi Kavakama Vicente Carmo Santo Ombudsman Department Marcos Daniel Boll - Ombudsman General Accounting Department Vinicius Panaro Accountant ¡V CRC 1SP324844/O-6 * Pending assumption of office. KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organizacao global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. 155 KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400 - Conjunto Terreo ao 801 ¡V parte, Chacara Santo Antonio, CEP 04719-911, Sao Paulo - SP Caixa Postal 79518 - CEP 04707-970 - Sao Paulo - SP - Brasil Telefone 55 (11) 3940-1500 kpmg.com.br Report on review of consolidated interim financial statements To Shareholders and Board of Directors of Banco Bradesco S.A. Osasco - SP Introduction We have reviewed the consolidated interim financial statements of Banco Bradesco S.A. and its subsidiaries ("Bradesco" or "Bank") as of September 30, 2026, which comprise the consolidated statement of financial position as of September 30, 2026, the related consolidated statements of income, comprehensive income for the three and nine-month period then ended, and changes in shareholders' equity and cash flow for the nine-month period then ended, and the selected explanatory notes, including a summary of the main accounting policies. Management is responsible for the preparation and presenting of these consolidated interim financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BCB). Our responsibility is to express a conclusion on these consolidated interim financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisao de Informacoes Intermediarias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial statements, as of September 30, 2026, are not prepared, in all material respects, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil. KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organizacao global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. 156 Other matters - Statements of Added Value The consolidated interim financial statements referred to above include the consolidated statement of added value (¡§DVA¡¨) for the nine-month period ended as of September 30, 2026, prepared under the responsibility Bradesco¡¦s management, and presented as additional information to accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subject to review procedures performed together with the review of the consolidated interim financial statements for the purposes of forming our conclusion we assessed whether these statements are reconciled with the consolidated interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware of any fact that could lead us to believe that they were not prepared, in all material respects, consistently with the consolidated interim financial statements taken as a whole. Other matters ¡V Consolidated interim financial statements These consolidated interim financial statements for the nine-month period ended September 30, 2026, which were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BCB), are being issued additionally, as provided for in Art. 77 of CMN Resolution No. 4.966, to the consolidated interim financial statements condensed prepared in accordance with International IAS 34 ¡V Interim Financial Reporting issued by the International Accounting Standards Board - IASB which were issued separately by Bradesco on this date and on which we have issued a separate independent auditors¡¦ report, without any modification, dated October 21, 2026. Sao Paulo, October 22, 2026 KPMG Auditores Independentes Ltda. CRC 2SP-014428/O-6 Original report in Portuguese signed by Andre Dala Pola Accountant CRC 1SP214007/O-2 Cons o lidated Financial Statements | Fiscal Council¡¦s Report The members of the Fiscal Council, in the exercise of their legal and statutory duties, reviewed the Management Report and the Consolidated Financial Statements of Banco Bradesco S.A. for the third quarter of 2026, and, based on information obtained through meetings with: (i) management and business area executives; (ii) the Audit Committee; and (iii) KPMG Auditores Independentes Ltda. and its reports, concluded that the aforementioned documents adequately reflect the Company's financial position and financial performance. Cidade de Deus, Osasco, SP, October 22, 2026 Jose Maria Soares Nunes Joaquim Caxias Romao Ava Cohn BRADESCO | Consolidated Financial Statements 157 For further information, please contact: Andre Carvalho Investor Relations Officer investors@bradesco.com.br Cidade de Deus, s/n ¡V Red Building ¡V 2nd floor Osasco-SP Brazil banco.bradesco/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 23, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.